EXHIBIT 4.6
Execution Version

$1,125,000,000

ABL CREDIT AGREEMENT

Dated as of July 6, 2007

among

DOLLAR GENERAL CORPORATION,
as the Parent Borrower,

The Several Subsidiary Borrowers Party Hereto,

The Several Lenders
from Time to Time Parties Hereto,

THE CIT GROUP/BUSINESS CREDIT, INC.,
as Administrative Agent, Collateral Agent, Swingline Lender
and Letter of Credit Issuer

GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Syndication Agent,
and

LEHMAN COMMERCIAL PAPER INC.
and WACHOVIA BANK, NATIONAL ASSOCIATION,
as Documentation Agents

GOLDMAN SACHS CREDIT PARTNERS L.P.
CITIGROUP GLOBAL MARKETS INC.
LEHMAN BROTHERS INC. and
WACHOVIA CAPITAL MARKETS, LLC,
as Joint Lead Arrangers and Bookrunners

and
CIT CAPITAL SECURITIES LLC,
as Lead Arranger of the Tranche A-1 Loan Facility

TABLE OF CONTENTS

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		Page

13.25.	Reinstatement	161
13.26.	Express Waivers by Borrowers in Respect of Cross Guaranties and Cross Collateralization	161

SCHEDULES

Schedule 1.1(a)	Existing Letters of Credit
Schedule 1.1(c)	Commitments and Addresses of Lenders
Schedule 1.1(d)(i)	Excluded Subsidiaries
Schedule 6.3	Local Counsels
Schedule 8.3	No Violations
Schedule 8.4	Litigation
Schedule 8.12	Subsidiaries
Schedule 8.15(a)	Representations and Warranties
Schedule 9.9	Closing Date Affiliate Transactions
Schedule 9.14(b)	Further Assurances
Schedule 9.15(a)	DDAs/Concentration Accounts
Schedule 9.15(c)	Credit Card Arrangements
Schedule 10.1	Closing Date Indebtedness
Schedule 10.2	Closing Date Liens
Schedule 10.4	Scheduled Dispositions
Schedule 10.5	Closing Date Investments
Schedule 13.2	Notice Addresses

EXHIBITS

Exhibit A	Form of Borrowing Base Certificate
Exhibit B	Form of Guarantee
Exhibit C	Reserved
Exhibit D	Form of Perfection Certificate
Exhibit E	Reserved
Exhibit F	Form of Security Agreement
Exhibit G	Form of Letter of Credit Request
Exhibit H-1	Form of Legal Opinion of Simpson Thacher & Bartlett LLP
Exhibit H-2	Form of Legal Opinion of General Counsel
Exhibit I	Form of Credit Party Closing Certificate
Exhibit J	Form of Assignment and Acceptance
Exhibit K	Form of Promissory Note
Exhibit L	Form of Joinder Agreement

-v-

ABL CREDIT AGREEMENT, dated as of July 6, 2007, among DOLLAR GENERAL CORPORATION, a Tennessee corporation (the “ParentBorrower”), the Subsidiary Borrowers party hereto, the lending institutions from time to time parties hereto (each a “Lender” and, collectively, the “Lenders”), THE CIT GROUP/BUSINESS CREDIT, INC., as Administrative Agent, Collateral Agent, Swingline Lender and Letter of Credit Issuer (such terms and each other capitalized term used but not defined in this preamble having the meaning provided in Section 1), GOLDMAN SACHS CREDIT PARTNERS L.P., as Syndication Agent, GOLDMAN SACHS CREDIT PARTNERS L.P., CITIGROUP GLOBAL MARKETS INC., LEHMAN BROTHERS INC. and WACHOVIA CAPITAL MARKETS, LLC, as Joint Lead Arrangers and Bookrunners, LEHMAN COMMERCIAL PAPER INC. and WACHOVIA BANK, NATIONAL ASSOCIATION, as Documentation Agents (each, in such capacity, a “Documentation Agent”), and CIT CAPITAL SECURITIES LLC, as Lead Arranger of the Tranche A-1 Loan Facility.

WHEREAS, pursuant to the Agreement and Plan of Merger (as amended from time to time in accordance therewith, the “Acquisition Agreement”), dated as of March 11, 2007, by and among the Parent Borrower, Holdings and Merger Sub, Merger Sub will merge with and into the Parent Borrower (the “Merger”), with the Parent Borrower surviving the Merger as a wholly-owned Subsidiary of Holdings;

WHEREAS, to fund, in part, the Merger, it is intended that the Sponsors and certain other investors (including the Management Investors) will contribute an amount in cash to Holdings and/or a direct or indirect parent thereof in exchange for Stock and Stock Equivalents (which cash will be contributed to the Parent Borrower in exchange for common Stock of the Parent Borrower), which together with the amount of any rollover equity issued to existing shareholders of the Parent Borrower (such contribution and rollover, collectively, the “Equity Investments”), shall be no less than 25% of the aggregate pro forma capitalization of the Parent Borrower on the Closing Date (the “Minimum Equity Amount”);

WHEREAS, to consummate the transactions contemplated by the Acquisition Agreement, it is intended that the Parent Borrower will (a) issue under the Senior Notes Indenture $1,175,000,000 aggregate principal amount of 10.625% senior notes due 2015 (the “Senior Notes”) in sales pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Senior Notes Offering”), generating aggregate gross proceeds of up to $1,175,000,000, (b) issue under the Senior Subordinated Notes Indenture $725,000,000 aggregate principal amount of 11.875%/12.625%% senior subordinated notes due 2017 (the “Senior Subordinated Notes,” and together with the Senior Notes, the “Notes”) in a sale pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Senior SubordinatedNotes Offering” and together with the Senior Notes Offering, the “Notes Offerings”) and (c) enter into the Term Loan Agreement to provide for an aggregate principal amount of $2,300,000,000 of Term Loans;

WHEREAS, in connection with the foregoing, (a) the Borrowers have requested that the Lenders extend credit in the form of Revolving Credit Loans, in an aggregate principal amount of up to $1,125,000,000 of which up to $307,300,000 of Tranche A Loans and $125,000,000 of Tranche A-1 Loans (subject in each case to any Letters of Credit Outstandings and to the Applicable Borrowing Base) may be borrowed on the Closing Date to finance a portion of the Transactions, (b) the Borrowers have requested that the Letter of Credit Issuer issue Letters of Credit at any time and from time to time after the Closing Date and prior to the L/C Maturity Date and that the letters of credit identified on Schedule 1.1(a) hereto (the “Existing Letters of Credit”) be deemed Letters of Credit for all purposes under this Agreement; and (c) the Parent Borrower has requested the Swingline Lender to extend credit in the form of Swingline Loans at any time and from time to time prior to the Swingline Maturity Date, in an aggregate principal amount at any time outstanding not in excess of $50,000,000;

WHEREAS, up to $432,300,000 of borrowings under this Agreement will be used by the Borrowers, together with (a) the net proceeds of the Notes Offerings, (b) the net proceeds of the Term Loans and (c) the net proceeds of the Equity Investments to effect the Merger and to pay Transaction Expenses.  Proceeds of Revolving Credit Loans and Swingline Loans will be used by the Borrowers after the Closing Date for general corporate purposes (including Permitted Acquisitions).  Letters of Credit will be used by the Borrowers for general corporate purposes; and

WHEREAS, the Lenders and Letter of Credit Issuer are willing to make available to the Borrowers such revolving credit and letter of credit facilities upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

SECTION 1.        Definitions

1.1.          Defined Terms

 (a)          As used herein, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires (it being understood that defined terms in this Agreement shall include in the singular number the plural and in the plural the singular):

“ABR” shall mean for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Effective Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by JPMorgan Chase Bank, N.A. as its “prime rate.”  The “prime rate” is a rate set by the JPMorgan Chase Bank, N.A. based upon various factors including the JPMorgan Chase Bank N.A.’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate.  Any change in the ABR due to a change in such rate announced by the JPMorgan Chase Bank, N.A. or in the Federal Funds Effective Rate shall take effect at the opening of business on the day specified in the public announcement of such change.

“ABR Loan” shall mean each Loan bearing interest based on the ABR and, in any event, shall include all Swingline Loans and Protective Advances.

“Accommodation Payment” shall have the meaning provided in Section 13.23.

“Account Debtor” shall mean an “account debtor” as defined in Article 9 of the UCC, and any other Person who may become obligated to a Credit Party under, with respect to, or on account of an Account of such Credit Party (including without limitation any guarantor or performance of an Account).

“Accounts” shall mean any “account” (as that term is defined in the UCC now or hereafter in effect).

“Acquired EBITDA” shall mean, with respect to any Acquired Entity or Business or any Converted Restricted Subsidiary (any of the foregoing, a “Pro Forma Entity”) for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined using such definitions as if references to the Parent Borrower and its Restricted Subsidiaries therein were to such Pro Forma Entity and its Restricted Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity in a manner not inconsistent with GAAP.

“Acquired Entity or Business” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

“Acquisition Agreement” shall have the meaning provided in the preamble to this Agreement.

“Adjusted Total Revolving Credit Commitment” shall mean at any time the Total Revolving Credit Commitment less the aggregate Revolving Credit Commitments of all Defaulting Lenders.

“Administrative Agent” shall mean The CIT Group/Business Credit, Inc., as the administrative agent for the Lenders under this Agreement and the other Credit Documents, or any successor administrative agent pursuant to Section 12.

“Administrative Agent’s Office” shall mean the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 13.2, or such other address or account as the Administrative Agent may from time to time notify to the Borrowers and the Lenders.
“Administrative Questionnaire” shall have the meaning provided in Section 13.6(b).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.  “Controlling” (“controlling”) and “controlled” shall have meanings correlative thereto.

“Agent Parties” shall have the meaning provided in Section 13.17(c).

“Agents” shall mean the Administrative Agent, the Collateral Agent, the Syndication Agent, each Joint Lead Arranger and Bookrunner, the Lead Arranger with respect to the Tranche A-1 Loan Facility, and the Documentation Agents.

“Aggregate Revolving Credit Outstandings” shall have the meaning provided in Section 5.2(b).

“Agreement” shall mean this ABL Credit Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

“Allocable Amount” shall have the meaning provided in Section 13.23.

“Applicable Amount” shall mean, at any time (the “Applicable Amount Reference Time”), an amount equal to (a) the sum, without duplication, of:

                (i)an amount (which shall not be less than zero) equal to the greater of (x) 50% of Cumulative Consolidated Net Income of the Parent Borrower and the Restricted Subsidiaries for the period from the first day of the first fiscal quarter commencing after the Closing Date until the last day of the then most recent fiscal quarter or fiscal year, as applicable, for which Section 9.1 Financials have been delivered and (y) (A) the cumulative amount of Excess Cash Flow of the Parent Borrower and the Restricted Subsidiaries for all fiscal years (or, in the case of the fiscal year ending on or about January 31, 2008, the portion of the fiscal year) completed after the Closing Date (commencing with and including the portion of the fiscal year ending on or about January 31, 2008 following the Closing Date) and prior to the Applicable Amount Reference Time, minus (B) the portion of such Excess Cash Flow that has been (or is required to be) applied after the Closing Date and prior to the Applicable Amount Reference Time to the prepayment of Term Loans in accordance with Section 5.2(a)(ii) of the Term Loan Agreement;

                (ii)[Reserved];

                (iii)[Reserved];

                (iv)to the extent not (A) already included in the calculation of Consolidated Net Income of the Parent Borrower and the Restricted Subsidiaries or (B) already reflected as a return of capital or deemed reduction in the amount of such Investment, the aggregate JV Distribution Amount received by the Parent Borrower or any Restricted Subsidiary during the period from and including the Business Day immediately following the Closing Date through and including the Applicable Amount Reference Time;

                (v)to the extent not (A) already included in the calculation of Consolidated Net Income of the Parent Borrower and the Restricted Subsidiaries, (B) already reflected as a return of capital or deemed reduction in the amount of such Investment and (C) required to be applied to prepay Term Loans in accordance with Section 5.2(a) of the Term Loan Agreement, the aggregate amount of all Net Cash Proceeds received by the Parent Borrower or any Restricted Subsidiary in connection with the sale, transfer or other disposition of its ownership interest in any joint venture that is not a Subsidiary or in any Unrestricted Subsidiary during the period from and including the Business Day immediately following the Closing Date through and including the Applicable Amount Reference Time; and

                (vi)other than for purposes of Section 10.6(c), the aggregate amount of Retained Declined Proceeds (as such term is defined in the Term Loan Agreement) retained by the Parent Borrower during the period from and including the Business Day immediately following the Closing Date through and including the Applicable Amount Reference Time;

minus (b) the sum, without duplication, of:

                (i)  the aggregate amount of Investments made pursuant to Section 10.5(g)(ii)(y), 10.5(i)(y) or 10.5(v)(z) following the Closing Date and prior to the Applicable Amount Reference Time (with regard to Investments made pursuant to Section 10.5(g)(ii)(y), net of any return of capital in respect of such Investment or deemed reduction in the amount of such Investment including, without limitation, upon the re-designation of any Unrestricted Subsidiary as a Restricted Subsidiary or the Disposition of any such Investment);

                (ii) the aggregate amount of dividends pursuant to Section 10.6(c)(z) following the Closing Date and prior to the Applicable Amount Reference Time; and

                (iii)the aggregate amount of prepayments, repurchases and redemptions of Senior Notes and Senior Subordinated Notes pursuant to Section 10.7(a)(i)(3) following the Closing Date and prior to the Applicable Amount Reference Time.

“Applicable Equity Amount” shall mean, at any time (the “Applicable Equity Amount Reference Time”), an amount equal to, without duplication, (a) the amount of any capital contributions (other than (i) the Equity Investments and (ii) any Specified Equity Contribution made in cash to, or any proceeds of an equity issuance received by, the Borrower from and including the Business Day immediately following the Closing Date through and including the Applicable Equity Amount Reference Time, including proceeds from the issuance of Stock or Stock Equivalents of any direct or indirect parent of the Borrower, but excluding all proceeds from the issuance of Disqualified Stock minus (b) the sum, without duplication, of:

(i)           the aggregate amount of Investments made pursuant to Section 10.5(g)(ii)(x), 10.5(i)(x) or 10.5(v)(y) following the Closing Date and prior to the Applicable Equity Amount Reference Time (with regard to Investments made pursuant to Section 10.5(g)(ii)(x), net of any return of capital in respect of such Investment or deemed reduction in the amount of such Investment including, without limitation, upon the re-designation of any Unrestricted Subsidiary as a Restricted Subsidiary or the Disposition of any such Investment);

                (ii)the aggregate amount of dividends pursuant to Section 10.6(c)(y) following the Closing Date and prior to the Applicable Equity Amount Reference Time; and

                (iii)the aggregate amount of prepayments, repurchases and redemptions of Senior Notes and Senior Subordinated Notes pursuant to Section 10.7(a)(i)(2) following the Closing Date and prior to the Applicable Equity Amount Reference Time.

“Applicable Borrowing Base” means (a) if the Tranche A-1 Commitments have been terminated at such time, the Tranche A Borrowing Base and (b) if the Tranche A-1 Commitments are outstanding at such time, the Tranche A-1 Borrowing Base.

“Applicable Margin” shall mean at any date, (a) with respect to each Tranche A-1 Loan that is (i) a LIBOR Loan, 2.25% and (b) an ABR Loan, 1.25% and (b) with respect to each Tranche A Loan, the applicable percentage per annum set forth below based upon the Status in effect on such date:

Status	Applicable Margin for:
	LIBOR Rate Loans	ABR Loans
Level I Status	1.75%	0.75%
Level II Status	1.50%	0.50%
Level III Status	1.25%	0.25%

Notwithstanding the foregoing, Level II Status shall apply during the period from and including the Closing Date to but excluding the Trigger Date.

“Approved Fund” shall mean any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“ARIC” shall mean Ashley River Insurance Company, Inc., a South Carolina corporation, or any Subsidiary of the Parent Borrower succeeding ARIC after the Closing Date as the so-called “captive” insurance company subject to regulation by a Governmental Authority and providing insurance coverage and related services to the Parent Borrower and its other Subsidiaries.

“Asset Sale Prepayment Event” shall mean any Disposition of Collateral by the Credit Parties and their Restricted Subsidiaries not in the ordinary course of business.  Notwithstanding the foregoing, the term “Asset Sale Prepayment Event” shall not include any transaction permitted by Section 10.4 (other than any Disposition of Collateral permitted by Section 10.4(b) or Section 10.4(n), which shall constitute an Asset Sale Prepayment Event).

 “Assignment and Acceptance” shall mean an assignment and acceptance substantially in the form of Exhibit J, or such other form as may be approved by the Administrative Agent.

“Authorized Officer” shall mean the President, the Chief Financial Officer, the Treasurer or any other senior officer of the Parent Borrower (or, if expressly used with reference to a Subsidiary Borrower, of such Subsidiary Borrower) designated as such in writing to the Administrative Agent by the applicable Borrower.

“Auto-Extension Letter of Credit” shall have the meaning provided in Section 3.2(b).

“Available Commitment” shall mean, at any time, (a) with respect to the Tranche A Lenders (i) the aggregate Tranche A Commitments then in effect over (ii) the aggregate Revolving Credit Exposure of all Lenders (other than in respect of Tranche A-1 Loans) at such time and (b) with respect to the Tranche A-1 Lenders, (i) the aggregate Tranche A-1 Commitments then in effect over (ii) the aggregate principal amount of Tranche A-1 Loans outstanding at such time.

 “Average Daily Excess Availability” shall mean, for any period, the result of the sum of the Excess Availability as of the end of each day during such period, divided by the number of days in such period.

“Bankruptcy Code” shall have the meaning provided in Section 11.5.

“Blocked Account Agreement” shall have the meaning provided in Section 9.15(a).

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrowers” shall mean the Parent Borrower and Subsidiary Borrowers, jointly, severally and collectively.

“Borrowing” shall mean and include (a) the incurrence of Swingline Loans from the Swingline Lender on a given date and (b) the incurrence of one Type of Loan on a given date (or resulting from conversions on a given date) having, in the case of LIBOR Loans, the same Interest Period (provided that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Loans) and (c) the incurrence of any Protective Advance.

“Borrowing Bases” shall mean the Tranche A Borrowing Base and the Tranche A-1 Borrowing Base.

“Borrowing Base Certificate” shall mean a certificate, duly executed by a Financial Officer or controller of the Parent Borrower, appropriately completed and substantially in the form of Exhibit A hereto.

“Business Day” shall mean any day excluding Saturday, Sunday and any other day on which banking institutions in New York City are authorized by law or other governmental actions to close, and, if such day relates to (a) any interest rate settings as to a LIBOR Loan, (b) any fundings, disbursements, settlements and payments in respect of any such LIBOR Loan, or (c) any other dealings pursuant to this Agreement in respect of any such LIBOR

Loan, such day shall be a day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market.

“Capital Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) by the Parent Borrower and the Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures on a consolidated statement of cash flows of the Parent Borrower and its Subsidiaries.

“Capital Lease” shall mean, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, accounted for as a capital lease on the balance sheet of that Person.

“Capitalized Lease Obligations” shall mean, as applied to any Person, all obligations under Capital Leases of such Person or any of its Subsidiaries, in each case taken at the amount thereof accounted for as liabilities in accordance with GAAP.

“Cash Collateralize” shall have the meaning provided in Section 3.8(c).

“Cash Dominion Event” shall mean either (i) the occurrence and continuance of any Event of Default under Section 11.1 or 11.5, (ii) the Parent Borrower has failed to maintain Excess Availability of at least 10% of the Total Revolving Credit Commitments for five consecutive Business Days, or (iii) the occurrence and continuance of any Event of Default under Section 11.3(a) (but only to the extent such Event of Default was caused by a breach of Sections 10.5, 10.6, 10.7 and 10.8 and the Administrative Agent or the Required Lenders have reasonably determined to effect a Cash Dominion Event as a result of such breach), and in the case of clauses (ii) and (iii), the Administrative Agent has notified the Parent Borrower in writing thereof.  For purposes of this Agreement, the occurrence of a Cash Dominion Event shall be deemed continuing at the Administrative Agent’s option (x) if the Cash Dominion Event arises under clause (i) above, so long as such Event of Default is continuing, or (y) if the Cash Dominion Event arises as a result of the Parent Borrower’s failure to achieve and maintain Excess Availability as required hereunder, until Excess Availability has been equal to or greater than 10% of the Total Revolving Credit Commitments for thirty (30) consecutive days, in which case a Cash Dominion Event shall no longer be deemed to be continuing for purposes of this Agreement; provided that a Cash Dominion Event may not be cured as contemplated by this sentence more than two times in any four fiscal quarter period.  At any time that a Cash Dominion Event shall be deemed to be cured or otherwise cease to exist and no other Cash Dominion Event is then continuing, the Collateral Agent shall take such actions, including delivering such notices and directions to depositary institutions at which Concentration Accounts or Disbursement Accounts are established, to terminate the cash sweeps and other transfers existing pursuant to Section 9.15 as a result of notices or directions given by the Collateral Agent during the existence of such Cash Dominion Event.

“Cash Management Agreement” shall mean any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

“Cash Management Bank” shall mean any Person that, either (x) at the time it enters into a Cash Management Agreement or (y) on the Closing Date, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Cash Management Agreement.

“Cash Management Systems” shall have the meaning provided in Section 9.15(a).

 “Casualty Event” shall mean, with respect to any Collateral, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property for which the Parent Borrower or any of its Restricted Subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation.

“Change in Law” shall mean (a) the adoption of any law, treaty, order, policy, rule or regulation after the date of this Agreement, (b) any change in any law, treaty, order, policy, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender with any guideline, request, directive or order issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law).

“Change of Control” shall mean and be deemed to have occurred if (a) at any time prior to a Qualifying IPO, the Permitted Holders shall at any time not own, in the aggregate, directly or indirectly, beneficially and of record, at least 35% of the voting power of the outstanding Voting Stock of the Parent Borrower; or (b) at any time after a Qualifying IPO, any person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended), other than the Permitted Holders, shall at any time have acquired direct or indirect beneficial ownership of a percentage of the voting power of the outstanding Voting Stock of the Parent Borrower that exceeds 35% thereof, unless, in the case of either clause (a) or (b) above, the Permitted Holders have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the board of directors of the Parent Borrower; or (c) Continuing Directors shall not constitute at least a majority of the board of directors of the Parent Borrower; or (d) at any time, a Change of Control (as defined in the Senior Notes Indenture or the Senior Subordinated Notes Indenture) shall have occurred.

“CIT” means The CIT Group/Business Credit, Inc.

“Class”, when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Tranche A Loans, Tranche A-1 Loans, New Revolving Loans or Swingline Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Tranche A Commitment, Tranche A-1 Commitment or a New Revolving Credit Commitment.

“Closing Date” shall mean the date of the initial Borrowing hereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.  Section references to the Code are to the Code, as in effect at the date of this Agreement, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” shall mean all property pledged or purported to be pledged pursuant to the Security Documents.

“Collateral Access Agreement” shall mean landlord waiver, bailee letter or other access agreement reasonably acceptable to the Administrative Agent.

“Collateral Agent” shall mean The CIT Group/Business Credit, Inc., as collateral agent under the Security Documents, or any successor collateral agent pursuant to Section 12.

“Collection Account” shall mean the account of the Administrative Agent designated by the Administrative Agent as such in writing.  Any funds on deposit in the Collection Account shall at all times constitute Collateral.

“Commercial Letter of Credit” shall mean any Letter of Credit issued for the purpose of providing the primary payment mechanism in connection with the purchase of any materials, goods or services by any Borrower or a Restricted Subsidiary.

“Commitment Fee” shall have the meaning provided in Section 4.1(a).

“Commitment Fee Rate” shall mean, with respect to the Available Commitment applicable to (a) the Tranche A-1 Lenders, on any day, 0.375% per annum and (b) the Tranche A Lenders, on any date, the rate per annum set forth below opposite the Available Commitment applicable to Tranche A Loans in effect on such day:

Status	Commitment Fee Rate
Available Commitment with respect to Tranche A Loans> 50% of the Tranche A Commitments on such day	0.375%

Available Commitment with respect to Tranche A Loans ≤ 50% of the Tranche A Commitments on such day	0.250%

Notwithstanding the foregoing, with respect to Tranche A Commitments, the term “Commitment Fee Rate” shall mean 0.375% during the period from and including the Closing Date to but excluding the Trigger Date.

“Commitments” shall mean, with respect to each Lender (to the extent applicable), such Lender’s Revolving Credit Commitment, New Revolving Credit Commitment and commitment to acquire participations in Protective Advances.

“Communications” shall have the meaning provided in Section 13.17(a).

“Concentration Account” shall have the meaning provided in Section 9.15(a).

“Confidential Information” shall have the meaning provided in Section 13.16.

“Confidential Information Memorandum” shall mean the Confidential Information Memorandum of the Parent Borrower dated June 2007.

“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, plus:

(a)           without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for the Parent Borrower and the Restricted Subsidiaries for such period:

               (i)total interest expense and to the extent not reflected in such total interest expense, any losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations, bank fees and costs of surety bonds in connection with financing activities,

               (ii)provision for taxes based on income, profits or capital, including federal, foreign, state, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period, including any penalties and interest relating to any tax examinations,

               (iii)depreciation and amortization, including the amortization of deferred financing fees or costs,

               (iv)Non-Cash Charges other than pursuant to clauses (b) and (d) of the definition thereof,

               (v)restructuring charges, business optimization expenses or reserves (including restructuring costs related to acquisitions after the date hereof and to closure and/or consolidation of facilities, costs and expenses relating to business optimization programs and new systems design and implementation costs and project start-up costs),

               (vi)the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-wholly-owned Subsidiary deducted (and not added back) in such period in arriving at Consolidated Net Income,

(vii)           (A) an amount equal to the impact on cost of goods sold and operating profit of incremental mark-downs taken as a result of Project Alpha and (B) any expenses associated with Project Alpha inventory and real estate initiatives (including lease contract termination and other store closing costs, advertising, inventory liquidation fees, incremental store labor and other costs), provided that this clause (vii) shall not apply to any quarterly period beginning after February 1, 2008,

(viii)                      the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid in such period to the Sponsors,

               (ix)any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Parent Borrower or net cash proceeds of an issuance of Stock or Stock Equivalents of the Parent Borrower (other than Disqualified Stock),

               (x)the amount of net cost savings projected by the Parent Borrower in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (which cost savings shall be subject only to certification by management of the Parent Borrower and shall be calculated on a Pro Forma Basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided, that (A) such cost savings are reasonably identifiable and factually supportable, (B) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and some portion of the benefit is expected to be realized within 12 months of taking such action, (C) no cost savings shall be added pursuant to this clause (x) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (v) above with respect to such period and (D) the aggregate amount of cost savings added pursuant to this clause (x) shall not exceed $25,000,000 for any four consecutive quarter period,

               (xi)to the extent covered by insurance and actually reimbursed, or, so long as the Parent Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption,

               (xii)[Reserved], and

               (xiii)cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (b) below for any previous period and not added back,

Less

(b)           without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

   (i)           non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income or Consolidated EBITDA in any prior period),

               (ii)gains on asset sales (other than asset sales in the ordinary course of business),

               (iii)any net after-tax income from the early extinguishment of Indebtedness or hedging obligations or other derivative instruments, and

               (iv)cash expenditures (or any netting arrangements resulting in increased cash expenditures) not deducted in arriving at Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash losses relating to such income were added in the calculation of Consolidated EBITDA pursuant to paragraph (a) above for any previous period and not deducted, in each case, as determined on a consolidated basis for the Parent Borrower and the Restricted Subsidiaries in accordance with GAAP; provided that

                (i)to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA currency translation gains and losses related to currency remeasurements of Indebtedness or intercompany balances (including the net loss or gain resulting from Hedge Agreements for currency exchange risk),

                (ii)to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA for any period any adjustments resulting from the application of Statement of Financial Accounting Standards No. 133,

                (iii)there shall be included in determining Consolidated EBITDA for any period, without duplication, (A) the Acquired EBITDA of any Person or business, or attributable to any property or asset, acquired by the Parent Borrower or any Restricted Subsidiary during such period (but not the Acquired EBITDA of any related Person or business or any Acquired EBITDA attributable to any assets or property, in each case to the extent not so acquired) to the extent not subsequently sold, transferred, abandoned or otherwise disposed by the Parent Borrower or such Restricted Subsidiary (each such Person, business, property or asset acquired and not subsequently so disposed of, an “Acquired Entity or Business”) and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), based on the actual Acquired EBITDA of such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition or conversion) and (B) an adjustment in respect of each Acquired Entity or Business equal to the amount of the Pro Forma Adjustment with respect to such Acquired Entity or Business for such period (including the portion thereof occurring prior to such acquisition) as specified in a Pro Forma Adjustment Certificate and delivered to the Lenders and the Administrative Agent, and

                (iv)to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA for any period the Disposed EBITDA of any Person, property, business or asset (other than an Unrestricted Subsidiary) sold, transferred, abandoned or otherwise disposed of, closed or classified as discontinued operations by the Parent Borrower or any Restricted Subsidiary during such period (each such Person, property, business or asset so sold or disposed of, a “Sold Entity or Business”), and the Disposed EBITDA of any Restricted Subsidiary that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”) based on the actual Disposed EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer or disposition or conversion).

Notwithstanding anything to the contrary contained herein and subject to adjustment as provided in clauses (iii) and (iv) of the immediately preceding proviso with respect to acquisitions and dispositions occurring following the Closing Date, Consolidated EBITDA shall be deemed to be $136,100,000, $127,000,000, $252,500,000 and $142,900,000, respectively, for the fiscal quarters ended August 4, 2006, November 3, 2006, February 2, 2007 and May 4, 2007.

“Consolidated EBITDA to Consolidated Interest Expense Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated EBITDA for the relevant Test Period to (b) Consolidated Interest Expense for such Test Period; provided that, for purposes of calculating the Consolidated EBITDA to Consolidated Interest Expense Ratio for the initial three successive fiscal quarters after the Closing Date (a) Consolidated Interest Expense shall be calculated by (i) dividing (x) the aggregate Consolidated Interest Expense incurred for all fiscal quarters commencing with the fiscal quarter ending on or about October 31, 2007 by (y) the number of fiscal quarters to have ended after the Closing Date, and multiplying the quotient thereof by 4.

“Consolidated Interest Expense” shall mean, with respect to any period, without duplication, the sum of:

(1)           consolidated interest expense of the Parent Borrower and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of obligations in respect of Hedge Agreements or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to obligations under interest rate Hedge Agreements with respect to Indebtedness, and excluding (u) accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting, (w) all additional interest then owing pursuant to the Registration Rights Agreement and any comparable “additional interest” with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Permitted Receivables Financing); plus

(2)           consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)           interest income for such period; plus

(4)           all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; plus

(5)           all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” shall mean, for any period, the net income (loss) of the Parent Borrower and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication,

(a)           any after-tax effect of extraordinary, unusual or non-recurring charges and gains for such period (less all fees and expenses relating thereto), including any unusual or non-recurring operating expenses directly attributable to the implementation of cost-savings initiatives, severance costs, relocation costs, integration and facilities opening costs, signing costs, retention or completion bonuses, transition costs and costs from curtailments or modifications to pension and post-retirement employee benefit plans for such period,

(b)           the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income,

(c)           Transaction Expenses, to the extent incurred on or prior to May 1, 2008,

(d)           any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, recapitalization, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction,

(e)           any net after-tax effect of income or loss for such period attributable to the early extinguishment of Indebtedness or to hedging obligations or other derivative instruments,

(f)           accruals and reserves established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions in accordance with GAAP or changes as a result of adoption of or modification of accounting policies during such period,

(g)           Non-Cash Charges pursuant to clauses (b) or (d) of the definition thereof for such period,

(h)           the amount of any net income (or loss) for such period from disposed or discontinued operations,

(i)           the amount of losses on asset sales (other than asset sales made in the ordinary course of business), disposals and abandonments, and

(j)           solely for purposes of determining the Applicable Amount, the net income for such period of any Restricted Subsidiary (other than any Credit Party) to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Parent Borrower and the Restricted Subsidiaries will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Parent Borrower or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

Without duplication of the foregoing, there shall be excluded from Consolidated Net Income for any period the purchase accounting effects of adjustments to inventory, property, equipment and intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Parent Borrower and the Restricted Subsidiaries), as a result of the Transactions, any consummated acquisition whether consummated before or after the Closing Date, or the amortization or write-off of any amounts thereof.

“Consolidated Senior Secured Debt” shall mean Consolidated Total Debt secured by a Lien on any assets of the Parent Borrower or any of its Restricted Subsidiaries.

“Consolidated Senior Secured Debt to Consolidated EBITDA Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated Senior Secured Debt as of such date to (b) Consolidated EBITDA for the Test Period then last ended.

“Consolidated Stores DDA” means any DDA into which proceeds from two or more stores maintained by the Credit Parties are deposited.

“Consolidated Total Assets” shall mean, as of any date of determination, the amount that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries at such date.

“Consolidated Total Debt” shall mean, as of any date of determination, (a) all Indebtedness of the types described in clause (a) (other than Permitted Intercompany Indebtedness), clause (d) (but, in the case of clause (d), only to the extent of any unreimbursed drawings under any letter of credit) and clause (f) of the definition thereof, in each case actually owing by the Parent Borrower and the Restricted Subsidiaries on such date and to the extent appearing on the balance sheet of the Parent Borrower determined on a consolidated basis in accordance with GAAP (provided that the amount of any Capitalized Lease Obligations or any such Indebtedness issued at a discount to its face value shall be determined in accordance with GAAP) minus (b) the aggregate cash and cash equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by Section 10.2 and Liens permitted by Section 10.2(k) and (o) and clauses (i) and (ii) of Section 10.2(p)) included in the cash and cash equivalents accounts listed on the consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries as at such date.

“Consolidated Total Debt to Consolidated EBITDA Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated Total Debt as of the last day of the relevant Test Period to (b) Consolidated EBITDA for such Test Period.

“Consolidated Working Capital” shall mean, at any date, the excess of (a) the sum of all amounts (other than cash and Permitted Investments) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries at such date excluding the current portion of current and deferred income taxes over (b) the sum of all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Parent Borrower and the Restricted Subsidiaries on such date, including deferred revenue but excluding, without duplication, (i) the current portion of any Funded Debt, (ii) all Indebtedness consisting of Loans and Letter of Credit Exposure, (iii) the current portion of interest and (iv) the current portion of current and deferred income taxes.

“Continuing Director” shall mean, at any date, an individual (a) who is a member of the board of directors of the Parent Borrower on the date hereof, (b) who, as of the date of determination, has been a member of such board of directors for at least the twelve preceding months, (c) who has been nominated to be a member of such board of directors, directly or indirectly, by a Sponsor or Persons nominated by a Sponsor or (d) who has been nominated to be a member of such board of directors by a majority of the other Continuing Directors then in office.

“Contract Consideration” shall have the meaning provided in the definition of Excess Cash Flow.

“Contractual Requirement” shall have the meaning provided in Section 8.3.

“Converted Restricted Subsidiary” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

“Converted Unrestricted Subsidiary” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

“Cost” shall mean, with respect to Inventory, the weighted average cost thereof, as determined in the same manner and consistent with the most recent Inventory Appraisal which has been received by the Collateral Agent.

“Credit Card Notifications” shall have the meaning provided in Section 9.15(c).

“Credit Documents” shall mean this Agreement, the Guarantees (if any), the Security Documents, each Letter of Credit and any promissory notes issued by a Borrower hereunder.

“Credit Event” shall mean and include the making (but not the conversion or continuation) of a Loan and the issuance of a Letter of Credit.

“Credit Party” shall mean each of the Parent Borrower, each of the Subsidiary Borrowers, and the Guarantors that is a party to a Credit Document.

“Cumulative Consolidated Net Income” shall mean, for any period, Consolidated Net Income for such period, taken as a single accounting period.  Cumulative Consolidated Net Income may be a positive or negative amount.

“Customs Broker Agreement” means an agreement among a Credit Party, a customs broker or other carrier, and the Collateral Agent, in form and substance reasonably satisfactory to the Collateral Agent, in which the customs broker or other carrier acknowledges that it has control over and holds the documents evidencing ownership of the subject Inventory for the benefit of the Collateral Agent and agrees, upon notice from the Collateral Agent (which notice shall be delivered only upon the occurrence and during the continuance of an Event of Default), to hold and dispose of the subject Inventory solely as directed by the Collateral Agent.

“DDA” means any checking or other demand deposit account maintained by any Credit Party other than Concentration Accounts, Disbursement Accounts and the Non-Controlled Accounts.

“Default” shall mean any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

“Defaulting Lender” shall mean any Lender with respect to which a Lender Default is in effect.

“Deferred Net Cash Proceeds” shall have the meaning provided such term in the definition of “Net Cash Proceeds.”

“Deferred Net Cash Proceeds Payment Date” shall have the meaning provided such term in the definition of “Net Cash Proceeds.”

“Designated Account” shall have the meaning provided in Section 9.15(a).

“Designated Non-Cash Consideration” shall mean the fair market value of non-cash consideration received by the Parent Borrower or a Restricted Subsidiary in connection with a Disposition pursuant to Section 10.4(b) that is designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Parent Borrower, setting forth the basis of such valuation (which amount will be reduced by the fair market value of the portion of the non-cash consideration converted to cash within 180 days following the consummation of the applicable Disposition).

“Disbursement Account” shall have the meaning provided in Section 9.15(a).

“Disposed EBITDA” shall mean, with respect to any Sold Entity or Business or any Converted Unrestricted Subsidiary for any period, the amount for such period of Consolidated EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary (determined as if references to the Parent Borrower and the Restricted Subsidiaries in the definition of Consolidated EBITDA were references to such Sold Entity or Business or Converted Unrestricted Subsidiary and its respective Subsidiaries), all as determined on a consolidated basis for such Sold Entity or Business or Converted Unrestricted Subsidiary, as the case may be.

“Disposition” shall have the meaning provided in Section 10.4(b).

“Disqualified Stock” means, with respect to any Person, any Stock or Stock Equivalents of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Stock or Stock Equivalents that is not Disqualified Stock), other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale to the extent the terms of such Stock or Stock Equivalents provide that such Stock or Stock Equivalents shall not be required to be repurchased or redeemed until the Maturity Date has occurred or such repurchase or redemption is otherwise permitted by this Agreement (including as a result of a waiver hereunder)), in whole or in part, in each case prior to the date that is ninety-one (91) days after the Maturity Date hereunder; provided that if such Stock or Stock Equivalents are issued to any plan for the benefit of employees of the Parent Borrower or its Subsidiaries or by any such plan to such employees, such Stock or Stock Equivalents shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Parent Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Stock or Stock Equivalents held by any future, present or former employee, director, manager or consultant, of the Parent Borrower, any of its Subsidiaries or any of its direct or indirect parent companies or any other entity in which the Parent Borrower or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors of the Parent Borrower, in each case pursuant to any stockholders’ agreement, management equity plan or stock incentive plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Parent Borrower or its Subsidiaries.

“Disregarded Entity” shall mean any Domestic Subsidiary that is disregarded for U.S. federal income tax purposes.

“Dividends” or “dividends” shall have the meaning provided in Section 10.6.

“Documentation Agent” shall have the meaning assigned to that term as set forth in the preamble hereto.

“Dollars” and “$” shall mean dollars in lawful currency of the United States of America.

“Domestic Subsidiary” shall mean each Subsidiary of the Parent Borrower that is organized under the laws of the United States or any state thereof, or the District of Columbia.

“Drawing” shall have the meaning provided in Section 3.4(b).

“Eligible Accounts” shall mean, at any date of determination thereof, the aggregate amount of all Accounts at such date due to a Credit Party except to the extent that (determined without duplication):

(a)           such Account does not arise from the sale of goods or the performance of services by such Credit Party in the ordinary course of its business;

(b)           (i) such Credit Party’s right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever (other than the preparation and delivery of an invoice) or (ii) with respect to such Account, such Credit Party is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

(c)           any defense, counterclaim, set-off or dispute exists as to such Account, but only to the extent of such defense, counterclaim, set-off or dispute, unless (i) the Administrative Agent or the Collateral Agent, in its Permitted Discretion, has established an appropriate Reserve and determines to include such Account as an Eligible Account or (ii) such account Debtor has entered into an agreement reasonably acceptable to the Administrative Agent or the Collateral Agent to waive such rights;

(d)           such Account is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account for merchandise sold to or services rendered and accepted by the applicable Account Debtor;

(e)           an invoice, reasonably acceptable to the Administrative Agent in form and substance or otherwise in the form otherwise required by any Account Debtor, has not been sent to the applicable Account Debtor in respect of such Account within 30 days after the earlier of (i) the date the goods have been sold or the services rendered, as applicable or (ii) the date as of which such Account is first included in the Borrowing Base Certificate or otherwise reported to the Administrative Agent as Collateral;

(f)           such Account (i) is not owned by such Credit Party or (ii) is subject to any Lien, other than Liens permitted hereunder pursuant to Sections 10.2(a), (b) and (d);

(g)           such Account is the obligation of an Account Debtor that is another Credit Party or a director, officer, employee or Affiliate of any Credit Party;

(h)           such Account is the obligation of an Account Debtor that is the United States government or a political subdivision thereof, or department, agency or instrumentality thereof unless such Credit Party, if necessary, has complied with respect to such obligation with the Federal Assignment of Claims Act of 1940, or any applicable state, county or municipal law restricting assignment thereof, in each case to the Administrative Agent’s reasonable satisfaction;

(i)           Accounts with respect to which the Account Debtor is a Person other than a Governmental Authority unless:  (i) the Account Debtor (A) is a natural person with a billing address in the United States, (B) maintains its head office in the United States, or (C) is organized under the laws of the United States or a political subdivision thereof; or (ii) (A) the Account is supported by a letter of credit satisfactory to the Administrative Agent, in its Permitted Discretion (as to form, substance, and issuer or domestic confirming bank), that has been delivered to the Administrative Agent and is directly drawable by the Administrative Agent, or (B) the Account is covered by credit insurance in form, substance, and amount, and by an insurer, satisfactory to the Administrative Agent, in its Permitted Discretion,

(j)           such Credit Party is liable for goods sold or services rendered by the applicable Account Debtor to such Credit Party but only to the extent of the potential offset;

(k)           upon the occurrence of any of the following with respect to such Account:

(i)            the Account is not paid within (A) 60 days after the due date or (B) 120 days after the invoice date;

(ii)            the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as they come due;

(iii)            any Account Debtor obligated upon such Account is a debtor or a debtor in possession under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors;

(l)           such Account is the obligation of an Account Debtor from whom 50% or more of the dollar amount of all Accounts owing by that Account Debtor are ineligible under the criteria set forth in this definition;

(m)           such Account is one as to which the Collateral Agent’s Lien thereon, on behalf of itself and the Lenders, is not a first priority perfected Lien, subject only to Permitted Liens in the nature of bailee, warehousemen, landlord or similar non-consensual Liens having priority by operation of law;

(n)           any of the representations or warranties in the Credit Documents with respect to such Account are untrue in any material respect with respect to such Account (or, with respect to representations or warranties that are qualified by materiality, any of such representations and warranties are untrue);

(o)           such Account is evidenced by a judgment, Instrument or Chattel Paper (each such term as defined in the UCC) (other than instruments or Chattel Paper that are held by any Credit Party or that have been delivered to the Collateral Agent);

(p)           such Account, together with all other Accounts owing by such Account Debtor and its Affiliates as of any date of determination, exceeds 20% of all Eligible Accounts (but only to the extent of such excess);

(q)           such Account is payable in any currency other than Dollars;

(r)           such Account has been redated, extended, compromised, settled or otherwise modified or discounted, but only to the extent of such discount or modification, except discounts or modifications that are granted by a Credit Party in the ordinary course of business and that are reflected in the calculation of the Borrowing Bases;

(s)           such Account exceeds the amount such Credit Party is entitled to receive under any capitation arrangement, fee schedule, discount formula, cost-based reimbursement or other adjustment or limitation to such Person’s usual charges (to the extent of such excess);

(t)           such Account is of an Account Debtor that is located in a state or jurisdiction requiring the filing of a notice of business activities report or similar report in order to permit a Credit Party to seek judicial enforcement in such state or jurisdiction of payment of such Account, unless such Credit Party has qualified to do business in such state or has filed a notice of business activities report or equivalent report for the then-current year or if such failure to file and inability to seek judicial enforcement is capable of being remedied without any material delay or material cost;

(u)           such Accounts were acquired or originated by a Person acquired in a Permitted Acquisition (until such time as the Administrative Agent has completed a customary due diligence investigation as to such Accounts and such Person, which investigation may, at the reasonable discretion of the Administrative Agent, include a field examination, and the Administrative Agent is reasonably satisfied with the results thereof);

(v)           such Credit Party is subject to an event of the type described in Section 11.5;

(w)           Accounts arising in a transaction wherein goods are placed on consignment or are sold pursuant to a guaranteed sale, a sale or return, a sale on approval, a bill and hold, or any other terms by reason of which the payment by the Account Debtor may be conditional (other than, for the avoidance of doubt, a rental or lease basis), or

(x)           Accounts, the collection of which the Administrative Agent, in its Permitted Discretion, believes to be doubtful by reason of the Account Debtor's perceived inability to pay, upon notice thereof to such Credit Party.

“Eligible Credit Card Receivables” shall mean, as of any date of determination, Accounts due to a Credit Party from major credit card and debit card processors (including, but not limited to, VISA, Mastercard, American Express, Diners Club, DiscoverCard, Interlink, NYCE, Star/Mac, Tyme, Pulse, Accel, AFF, Shazam, CU244, Alaska Option and Maestro) that arise in the ordinary course of business and which have been earned by performance and that are not excluded as ineligible by virtue of one or more of the criteria set forth below. None of the following shall be deemed to be Eligible Credit Card Receivables:

(a)           Accounts that have been outstanding for more than five Business Days from the date of sale, or for such longer period(s) as may be approved by the Administrative Agent in its reasonable discretion;

(b)           Accounts with respect to which a Credit Party does not have good, valid and marketable title, free and clear of any Lien (other than Liens permitted hereunder pursuant to Sections 10.2(a), (b) and (d));

(c)           Accounts as to which the Collateral Agent’s Lien attached thereon on behalf of itself and the Lenders, is not a first priority perfected Lien, subject only to Permitted Liens in the nature of bailee, warehouseman, landlord or similar non-consensual Liens having priority by operation of law;

(d)           Accounts which are disputed, or with respect to which a claim, counterclaim, offset or chargeback (other than chargebacks in the ordinary course by the credit card processors) has been asserted, by the related credit card processor (but only to the extent of such dispute, counterclaim, offset or chargeback);

(e)           except as otherwise approved by the Administrative Agent, Accounts as to which the credit card processor has the right under certain circumstances to require a Credit Party to repurchase the Accounts from such credit card or debit card processor;

(f)           except as otherwise approved by the Administrative Agent (such approval not to be unreasonably withheld), Accounts arising from any private label credit card program of a Credit Party; and

(g)           Accounts due from major credit card and debit card processors (other than JCB, Visa, Mastercard, American Express, Diners Club, DiscoverCard, Interlink, NYCE, Star/Mac, Tyme, Pulse, Accel, AFF, Shazam, CU244, Alaska Option and Maestro)

which the Administrative Agent in its Permitted Discretion determines to be unlikely to be collected.

“Eligible In-Transit Inventory” means, as of any date of determination thereof, without duplication of other Eligible Inventory, Inventory:

(a)           that has been shipped from a location not within the United States of America (excluding its territories and possessions) for receipt by a Credit Party within sixty (60) days of the date of shipment;

(b)           for which the purchase order is in the name of a Credit Party and title has passed to such Credit Party;

(c)           for which the document of title reflects a Credit Party as consignee or, if requested by the Collateral Agent, names the Collateral Agent as consignee, and in each case for Inventory shipped from a location not within the United States of America (excluding its territories and possessions), as to which the Collateral Agent has control over the documents of title which evidence ownership of the subject Inventory (such as, if requested by the Collateral Agent, by the delivery of a Customs Broker Agreement);

(d)           that is insured in accordance with the terms of this Agreement; and

(e)           that otherwise would constitute Eligible Inventory.

“Eligible Inventory” shall mean, at any date of determination thereof, the aggregate amount of all Inventory owned by a Credit Party at such date except any Inventory (determined without duplication):

(a)           which is not subject to a first priority perfected Lien in favor of the Collateral Agent, subject only to Permitted Liens in the nature of bailee, warehouseman, landlord or similar non-consensual Liens have priority by operation of law;

(b)           which is subject to any Lien other than (i) a Lien in favor of the Collateral Agent and (ii) a Permitted Lien which does not have priority over the Lien in favor of the Collateral Agent (other than any bailee, warehouseman, landlord or similar non-consensual Liens having priority of operation of law to the extent either subclause (i) or (ii) of such clauses (g) or (h) is satisfied with respect to the relevant Inventory);

(c)           which is, in the Administrative Agent’s Permitted Discretion, obsolete, unmerchantable, defective or unfit for sale;

(d)           except as otherwise agreed by the Administrative Agent, any of the representations or warranties in the Credit Documents with respect to such Inventory are untrue in any material respect with respect to such Inventory (or, with respect to representations or warranties that are qualified by materiality, any of such representations and warranties are untrue);

(e)           which constitutes packaging and shipping material, manufacturing supplies, display items, bill-and-hold goods, returned or repossessed goods (other than goods that are undamaged and able to be resold in the ordinary course of business), defective goods, unfinished goods, goods held on consignment, goods to be returned to a Credit Party’s suppliers or goods which are not of a type held for sale in the ordinary course of business;

(f)           which (other than Eligible In-Transit Inventory or Inventory which is the subject of an Eligible Letter of Credit) is not located in the United States of America (excluding its territories and possessions);

(g)           which is located in any location (other than a retail store not located in Pennsylvania, Virginia or Washington) leased by a Credit Party unless (i) the lessor has delivered to the Collateral Agent a Collateral Access Agreement or (ii) a Reserve for rent, charges, and other amounts due or to become due with respect to such facility has been established by the Administrative Agent or the Collateral Agent in its Permitted Discretion; provided, that any such Reserve shall not exceed an amount equal to the rent due with respect to such facility for the time period used to determine the orderly liquidation value as set forth in the most recent Inventory Appraisal;

(h)           which (except with regard to Eligible In-Transit Inventory or Inventory which is subject to an Eligible Letter of Credit) is located in any third party warehouse or is in the possession of a bailee and is not evidenced by a Document, unless (i) such warehouseman or bailee has delivered to the Collateral Agent a Collateral Access Agreement and such other documentation as the Administrative Agent may reasonably require or (ii) an appropriate Reserve has been established by the Administrative Agent or the Collateral Agent in its Permitted Discretion; provided, that any such Reserve shall not exceed an amount equal to the reasonable fees and expenses due with respect to such warehouse or bailee for the time period used to determine the orderly liquidation value as set forth in the most recent Inventory Appraisal;

(i)           which is the subject of a consignment by a Credit Party as consignor unless (i) a protective UCC-1 financing statement has been properly filed against the consignee, and (ii) there is a written agreement acknowledging that such Inventory is held on consignment, that such Credit Party retains title to such Inventory, that no Lien arising by, through or under such consignee has attached or will attach to such Inventory and requiring consignee to segregate the consigned Inventory from the consignee’s other personal or movable property and having other terms consistent with the such Credit Party’s past practices for consigned Inventory;

(j)            which is perishable as determined in accordance with GAAP;

(k)           which contains or bears any intellectual property rights licensed to a Credit Party unless the Administrative Agent is satisfied that it may sell or otherwise dispose of such Inventory without (i) infringing the rights of such licensor in any material respect, (ii) violating any material contract with such licensor or (iii) incurring any material liability with respect to payment of royalties other than royalties incurred pursuant to sale of such Inventory under the current licensing agreement; or

(l)           such Inventory was acquired or originated by a Person acquired in a Permitted Acquisition (until such time as the Administrative Agent has completed a customary due diligence investigation as to such Inventory and such Person, which investigation may, at the reasonable discretion of the Administrative Agent, include a field examination, and the Administrative Agent is reasonably satisfied with the results thereof).

“Eligible Letter of Credit” means, as of any date of determination thereof, a Commercial Letter of Credit issued or arranged by the Administrative Agent or any of its Affiliates (or, to the extent Excess Availability is equal to or greater than $250,000,000 on such date, any other Letter of Credit Issuer) which supports the purchase of Inventory, (i) which Inventory does not constitute Eligible In-Transit Inventory and for which no documents of title have then been issued; (ii) which Inventory otherwise would constitute Eligible Inventory, (c) which Commercial Letter of Credit has an expiry within sixty (60) days of the date of initial issuance of such Commercial Letter of Credit, and (iv) which Commercial Letter of Credit provides that it may be drawn only after the Inventory is completed in accordance with the underlying purchase order or contract, and after documents of title have been issued for such Inventory reflecting a Borrower or, if requested by the Collateral Agent, the Collateral Agent as consignee of such Inventory.

“Environmental Claims” shall mean any and all actions, suits, orders, decrees, demands, demand letters, claims, liens, notices of noncompliance, violation or potential responsibility or investigation (other than internal reports prepared by the Parent Borrower or any of the Subsidiaries (a) in the ordinary course of such Person’s business or (b) as required in connection with a financing transaction or an acquisition or disposition of real estate) or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, “Claims”), including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to the presence, release or threatened release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials), or the environment including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands.

“Environmental Law” shall mean any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of the environment, including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, or human health or safety (to the extent relating to human exposure to Hazardous Materials), or Hazardous Materials.

“Equity Investments” shall have the meaning provided in the preamble to this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.  Section references to ERISA are to ERISA as in effect at the date of this Agreement and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) that together with the Parent Borrower would be deemed to be a “single employer” within the meaning of Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“Event of Default” shall have the meaning provided in Section 11.

“Excess Amount” shall have the meaning provided in Section 3.1(e).

“Excess Availability” shall mean, an amount equal to (a) the lesser of (i) the aggregate Tranche A Commitments then in effect and (ii) the Tranche A Borrowing Base minus (ii) the aggregate Revolving Credit Exposures of all Lenders (other than in respect of Tranche A-1 Loans) at such time.

“Excess Cash Flow” shall mean, for any period, an amount equal to the excess of:

(a)           the sum, without duplication, of

               (i)Consolidated Net Income for such period,

               (ii)an amount equal to the amount of all non-cash charges to the extent deducted in arriving at such Consolidated Net Income and cash receipts included in clauses (a) through (f) of the definition of Consolidated Net Income and excluded in arriving at such Consolidated Net Income,

               (iii)decreases in Consolidated Working Capital for such period (other than any such decreases arising from acquisitions by the Parent Borrower and the Restricted Subsidiaries completed during such period or the application of purchase accounting),

               (iv)an amount equal to the aggregate net non-cash loss on Dispositions by the Parent Borrower and the Restricted Subsidiaries during such period (other than Dispositions in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income; and

               (v)cash receipts in respect of Hedge Agreements during such fiscal year to the extent not otherwise included in such Consolidated Net Income;

over (b) the sum, without duplication, of

               (i)an amount equal to the amount of all non-cash credits included in arriving at such Consolidated Net Income and cash charges included in clauses (a) through (f) of the definition of Consolidated Net Income and included in arriving at such Consolidated Net Income,

               (ii)without duplication of amounts deducted pursuant to clause (xi) below in prior years, the amount of Capital Expenditures or acquisitions of intellectual property accrued or made in cash during such period, except to the extent that such Capital Expenditures or acquisitions were financed with the proceeds of Indebtedness of the Parent Borrower or the Restricted Subsidiaries (unless such Indebtedness has been repaid),

               (iii)the aggregate amount of all principal payments of Indebtedness of the Parent Borrower and the Restricted Subsidiaries (including (A) the principal component of payments in respect of Capitalized Lease Obligations, (B) the amount of any repayment of Term Loans pursuant to Section 2.5 of the Term Loan Agreement and (C) the amount of a mandatory prepayment of Term Loans pursuant to Section 5.2(a) of the Term Loan Agreement to the extent required due to a Disposition that resulted in an increase to Consolidated Net Income and not in excess of the amount of such increase, but excluding (x) all other prepayments of Term Loans, (y) all prepayments of Revolving Credit Loans and Swingline Loans (z) all prepayments in respect of any other revolving credit facility, except in the case of clauses (y) and (z) to the extent there is an equivalent permanent reduction in commitments thereunder), except to the extent financed with the proceeds of other Indebtedness of the Parent Borrower or the Restricted Subsidiaries,

               (iv)         an amount equal to the aggregate net non-cash gain on Dispositions by the Parent Borrower and the Restricted Subsidiaries during such period (other than Dispositions in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income,

               (v)increases in Consolidated Working Capital for such period (other than any such increases arising from acquisitions by the Parent Borrower and the Restricted Subsidiaries completed during such period or the application of purchase accounting),

               (vi)         payments by the Parent Borrower and the Restricted Subsidiaries during such period in respect of long-term liabilities of the Parent Borrower and the Restricted Subsidiaries other than Indebtedness, to the extent not already deducted from Consolidated Net Income,

               (vii)         without duplication of amounts deducted pursuant to clause (xi) below in prior fiscal years, the aggregate amount of cash consideration paid by the Parent Borrower and the Restricted Subsidiaries (on a consolidated basis) in connection with Investments (including acquisitions) made during such period pursuant to Section 10.5 to the extent that such Investments were financed with internally generated cash flow of the Parent Borrower and the Restricted Subsidiaries,

               (viii)       the amount of dividends paid during such period (on a consolidated basis) by the Parent Borrower and the Restricted Subsidiaries pursuant to Section 10.6(a), (b) or (d), to the extent such dividends were financed with internally generated cash flow of the Parent Borrower and the Restricted Subsidiaries,

               (ix)the aggregate amount of expenditures actually made by the Parent Borrower and the Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period and are not deducted in calculating Consolidated Net Income,

               (x)the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Parent Borrower and the Restricted Subsidiaries during such period that are made in connection with any prepayment of Indebtedness to the extent that such payments are not deducted in calculating Consolidated Net Income,

               (xi)without duplication of amounts deducted from Excess Cash Flow in prior periods, the aggregate consideration required to be paid in cash by the Borrower or any of the Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period relating to Permitted Acquisitions, Capital Expenditures or acquisitions of intellectual property to be consummated or made during the period of four consecutive fiscal quarters of the Borrower following the end of such period, provided that to the extent the aggregate amount of internally generated cash actually utilized to finance such Permitted Acquisitions, Capital Expenditures or acquisitions of intellectual property during such period of four consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters,

               (xii)         the amount of taxes (including penalties and interest) paid in cash or tax reserves set aside or payable (without duplication) in such period to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period, and

               (xiii)        cash expenditures in respect of Hedge Agreements during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income.

“Excluded Subsidiary” shall mean (a) each Domestic Subsidiary listed on Schedule 1.1(d)(i) hereto and each future Domestic Subsidiary, in each case, for so long as any such Subsidiary does not constitute a Material Subsidiary, (b) each Domestic Subsidiary that is not a wholly-owned Subsidiary on any date such Subsidiary would otherwise be required to become a Subsidiary Borrower or a Guarantor pursuant to the requirements of Section 9.11 (for so long as such Subsidiary remains a non-wholly-owned Restricted Subsidiary), (c) any Disregarded Entity substantially all the assets of which consist of Stock and Stock Equivalents of Foreign Subsidiaries, (d) each Domestic Subsidiary that is prohibited by any applicable Contractual Requirement or Requirement of Law from guaranteeing or granting Liens to secure the Obligations at the time such Subsidiary becomes a Restricted Subsidiary (and for so long as such restriction or any replacement or renewal thereof is in effect), (e) each Domestic Subsidiary that is a Subsidiary of a Foreign Subsidiary, (f) each other Domestic Subsidiary acquired pursuant to a Permitted Acquisition financed with secured Indebtedness incurred pursuant to Section 10.1(j) and permitted by the proviso to subclause (y) of Section 10.1(j)(i) and each Restricted Subsidiary thereof that guarantees such Indebtedness to the extent and so long as the financing documentation relating to such Permitted Acquisition to which such Restricted Subsidiary is a party prohibits such Restricted Subsidiary from guaranteeing, or granting a Lien on any of its assets to secure, the Obligations, (g) any other Domestic Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent (confirmed in writing by notice to the Parent Borrower), the cost or other consequences (including any adverse tax consequences) of providing a Guarantee of the Obligations shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (h) each Unrestricted Subsidiary, and (i) ARIC.

“Excluded Taxes” shall mean, with respect to any Agent or any Lender, (a) net income taxes and franchise and excise taxes (imposed in lieu of net income taxes) imposed on such Agent or Lender, (b) any Taxes imposed on any Agent or any Lender as a result of any current or former connection between such Agent or Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising from such Agent or Lender having executed, delivered or performed its obligations or received a payment under, or having been a party to or having enforced, this Agreement or any other Credit Document), (c) any U.S. federal withholding tax that is imposed on amounts payable to any Lender under the law in effect at the time such Lender becomes a party to this Agreement (or, in the case of a Participant, on the date such Participant became a Participant hereunder); provided that this subclause (c) shall not apply to the extent that (x) the indemnity payments or additional amounts any Lender (or Participant) would be entitled to receive (without regard to this subclause (c)) do not exceed the indemnity payment or additional amounts that the person making the assignment, participation or transfer to such Lender (or Participant) would have been entitled to receive in the absence of such assignment, participation or transfer or (y) any Tax is imposed on a Lender in connection with an interest or participation in any Loan or other obligation that such Lender was required to acquire pursuant to Section 13.8(a) or that such Lender acquired pursuant to Section 13.7 (it being understood and agreed, for the avoidance of doubt, that any withholding tax imposed on a Lender as a result of a Change in Law occurring after the time such Lender became a party to this Agreement (or designates a new lending office) shall not be an Excluded Tax) and (d) any Tax to the extent attributable to such Lender’s failure to comply with Section 5.4(e) (in the case of any Non-U.S. Lender) or Section 5.4(j) (in the case of a U.S. Lender).

“Existing DC Sale Leaseback” shall mean any Sale Leaseback consummated by the Parent Borrower or any of the Restricted Subsidiaries after the Closing Date to replace one or more of the Sale Leasebacks existing on the Closing Date for the distribution centers in Indianola, Mississippi; Ardmore, Oklahoma; and Fulton, Missouri.

“Existing Letters of Credit” shall mean the Letters of Credit listed on Schedule 1.1(a).

“Existing Notes Reserve” shall mean, at any date an amount equal to the aggregate principal amount of the Parent Borrower’s 8 5/8% notes due June 15, 2010 that, as of such date, remain outstanding.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the per annum rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published on the next succeeding Business Day by the Federal Reserve Bank of New York; provided that (a) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Financial Officer” shall mean the Chief Financial Officer, the Treasurer, Assistant Treasurer or any other senior financial officer of the Parent Borrower.

“Foreign Plan” shall mean any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by the Parent Borrower or any of its Subsidiaries with respect to employees employed outside the United States.

“Foreign Subsidiary” shall mean each Subsidiary of the Parent Borrower that is not a Domestic Subsidiary.

“Fronting Fee” shall have the meaning provided in Section 4.1(c).

“Fund” shall mean any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course.

“Funded Debt” shall mean all indebtedness of the Parent Borrower and the Restricted Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of the Parent Borrower or any Restricted Subsidiary, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including all amounts of Funded Debt required to be paid or prepaid within one year from the date of its creation and, in the case of any Borrower, Indebtedness in respect of the Loans.

“GAAP” shall mean generally accepted accounting principles in the United States of America, as in effect from time to time; provided, however, that if the Parent Borrower notifies the Administrative Agent that the Parent Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Parent Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

“Governmental Authority” shall mean any nation, sovereign or government, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Granting Lender” shall have the meaning provided in Section 13.6(h).

“Guarantee” shall mean (a) the Guarantee made by any Guarantor in favor of the Administrative Agent for the benefit of the Secured Parties, substantially in the form of Exhibit B, and (b) any other guarantee of the Obligations made by a Restricted Subsidiary that is a Domestic Subsidiary in form and substance reasonably acceptable to the Administrative Agent, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Guarantee Obligations” shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such Indebtedness or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness or (d) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term “Guarantee Obligations” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness).  The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Guarantors” shall mean each Domestic Subsidiary that becomes a party to the Guarantee after the Closing Date pursuant to Section 9.11 or otherwise.

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, or “pollutants”, or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedge Agreements” shall mean interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, cross-currency rate swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements, and other similar agreements entered into by the Parent Borrower or any Restricted Subsidiary in the ordinary course of business (and not for speculative purposes) for the principal purpose of protecting the Parent Borrower or any of the Restricted Subsidiaries against fluctuations in interest rates, currency exchange rates or commodity prices.

“Hedge Bank” shall mean any Person (other than the Parent Borrower or any of its Subsidiaries) that either (x) at the time it enters into a Secured Hedge Agreement or (y) with respect to any Secured Hedge Agreement that is in effect on the Closing Date, on the Closing Date, is a Lender or Agent or an Affiliate of a Lender or Agent, in its capacity as a party to such Secured Hedge Agreement.

“Historical Financial Statements” shall mean the audited consolidated balance sheets of the Parent Borrower as of January 28, 2005, February 3, 2006 and February 2, 2007 and the audited consolidated statements of income, stockholders’ equity and cash flows of the Parent Borrower for each of the fiscal years in the three year period ending on February 2, 2007.

“Holdings” shall mean Buck Holdings, L.P., a Delaware limited partnership, and its successors.

“Increased Amount Date” shall have the meaning provided in Section 2.14.

“Indebtedness” of any Person shall mean (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (c) the deferred purchase price of assets or services that in accordance with GAAP would be included as a liability on the balance sheet of such Person, (d) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (e) all Indebtedness of any other Person secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person, (f) the principal component of all Capitalized Lease Obligations of such Person, (g) all obligations of such Person under interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements and other similar agreements and (h) without duplication, all Guarantee Obligations of such Person, provided that Indebtedness shall not include (i) trade and other ordinary course payables and accrued expenses arising in the ordinary course of business, (ii) deferred or prepaid revenue and (iii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller. The amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such Person in good faith.

“indemnified liabilities” shall have the meaning provided in Section 13.5.

“Indemnified Taxes” shall mean all Taxes (including Other Taxes) other than (i) Excluded Taxes and (ii) any interest, penalties or expenses caused by an Agent’s or Lender’s gross negligence or willful misconduct.

“Indentures” shall mean the Senior Notes Indenture and the Senior Subordinated Notes Indenture.

“Intercreditor Agreement” shall mean the Intercreditor Agreement, dated as of the Closing Date, among the Collateral Agent and the Term Loan Facility Collateral Agent, as the same may be amended, restated or modified from time to time.

“Interest Period” shall mean, with respect to any Revolving Credit Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.

“Inventory” has the meaning assigned to such term in the Security Agreement.

“Inventory Appraisal” shall mean (a) on the Closing Date, the appraisal prepared by Great American Group dated June 2007 and (b) thereafter, the most recent inventory appraisal conducted by an independent appraisal firm pursuant to Section 9.2(b).

“Investment” shall mean, for any Person:  (a) the acquisition (whether for cash, property, services or securities or otherwise) of Stock, Stock Equivalents, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person) (including any partnership or joint venture); (c) the entering into of any guarantee of, or other contingent obligation with respect to, Indebtedness; or (d) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such Person; provided that, in the event that any Investment is made by the Parent Borrower or any Restricted Subsidiary in any Person through substantially concurrent interim transfers of any amount through one or more other Restricted Subsidiaries, then such other substantially concurrent interim transfers shall be disregarded for purposes of Section 10.5.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other nationally recognized statistical rating agency selected by the Parent Borrower.

“Investment Grade Securities” shall mean (a) securities issued or directly and fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (other than Permitted Investments), (b) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Parent Borrower and its Subsidiaries and (c) investments in any fund that invests exclusively in investments of the type described in clauses (a) and (b), which fund may also hold immaterial amounts of cash pending investment and distribution.

“Investors” shall mean the Sponsors, the Management Investors and each other investor providing a portion of the Equity Investments on the Closing Date.

“ISP” shall mean, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” shall mean with respect to any Letter of Credit, the Letter of Credit Request, and any other document, agreement and instrument entered into by the Letter of Credit Issuer and the Parent Borrower (or any Restricted Subsidiary) or in favor of the Letter of Credit Issuer and relating to such Letter of Credit.

“Joinder Agreement” shall mean an agreement substantially in the form of Exhibit L.

“Joint Lead Arrangers and Bookrunners” shall mean Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc. and Wachovia Capital Markets, LLC.

“JV Distribution Amount” means, at any time, the aggregate amount of cash distributed to the Parent Borrower or any Restricted Subsidiary by any joint venture that is not a Subsidiary (regardless of the form of legal entity) since the Closing Date and prior to such time (without duplication of any amount treated as a reduction in the outstanding amount of Investments by the Parent Borrower or any Restricted Subsidiary pursuant to clause (i) or (v) of Section 10.5) and only to the extent that neither the Parent Borrower nor any Restricted Subsidiary is under any obligation to repay such amount to such joint venture.

“KKR” shall mean each of Kohlberg Kravis Roberts & Co., L.P. and KKR Associates, L.P.

“L/C Borrowing” shall mean an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Borrowing.  All L/C Borrowings shall be denominated in Dollars.

“L/C Maturity Date” shall mean the date that is five Business Days prior to the Maturity Date.

“L/C Obligations” shall mean, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unpaid Drawings, including all L/C Borrowings.  For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“L/C Participant” shall have the meaning provided in Section 3.3(a).

“L/C Participation” shall have the meaning provided in Section 3.3(a).

“Lender” shall have the meaning provided in the preamble to this Agreement.

“Lender Default” shall mean (a) the failure (which has not been cured) of a Lender to make available its portion of any Borrowing, to fund its portion of any unreimbursed payment under Section 3.3 or to fund its participation in a Protective Advance that it is required to make hereunder or (b) a Lender having notified the Administrative Agent and/or the Parent Borrower that it does not intend to comply with the obligations under Section 2.1(a), 2.1(d) or 3.3 or (c) a Lender being deemed insolvent or becoming the subject of a bankruptcy or insolvency proceeding.

“Letter of Credit” shall mean each letter of credit issued pursuant to Section 3.1.

“Letter of Credit Commitment” shall mean $350,000,000, as the same may be reduced from time to time pursuant to Section 3.1.

“Letter of Credit Exposure” shall mean, with respect to any Lender, at any time, the sum of (a) the principal amount of any Unpaid Drawings in respect of which such Lender has made (or is required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a) at such time and (b) such Lender’s Revolving Credit Commitment Percentage of the Letters of Credit Outstanding at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a)).

“Letter of Credit Fee” shall have the meaning provided in Section 4.1(b).

“Letter of Credit Issuer” shall mean (a) CIT, any of its Affiliates or any replacement or successor pursuant to Section 3.6, (b) each issuer of an Existing Letter of Credit and (c) at any time such Person is a Lender, SunTrust Bank, Bank of America, N.A., LaSalle Bank, National Association, U.S. Bank, National Association, Wachovia Bank, National Association, and KeyBank (it being understood that if any such Person ceases to be a Lender hereunder, such Person will remain a Letter of Credit Issuer with respect to any Letters of Credit issued by such Person that remained outstanding as of the date such Person ceased to be a Lender).  If the Parent Borrower requests CIT to issue a Letter of Credit, CIT may, in its discretion, arrange for such Letter of Credit to be issued by Affiliates of CIT or any Lender, and in each such case the term “Letter of Credit Issuer” shall include any such Affiliate or Lender with respect to Letters of Credit issued by such Affiliate or Lender.  References herein and in the other Credit Documents to the Letter of Credit Issuer shall be deemed to refer to the Letter of Credit Issuer in respect of the applicable Letter of Credit or to all Letter of Credit Issuers, as the context requires.

“Letters of Credit Outstanding” shall mean, at any time, the sum of, without duplication, (a) the aggregate Stated Amount of all outstanding Letters of Credit and (b) the aggregate principal amount of all Unpaid Drawings in respect of all Letters of Credit.

“Letter of Credit Request” shall have the meaning provided in Section 3.2.

“Level I Status” shall mean, on any date, the circumstance that the Average Daily Excess Availability for the immediately preceding fiscal quarter is less than or equal to $250,000,000 as calculated pursuant to Section 1.6 .

“Level II Status” shall mean, on any date, the circumstance that Level I Status does not exist and the Average Daily Excess Availability for the immediately preceding fiscal quarter is less than or equal to $750,000,000 as of the end of the immediately preceding fiscal quarter and as calculated pursuant to Section 1.6.

“Level III Status” shall mean the circumstance, on any date, that Level I Status and Level II Status do not exist.

“LIBOR Loan” shall mean any Revolving Credit Loan or New Revolving Loan bearing interest at a rate determined by reference to the LIBOR Rate.

“LIBOR Rate” shall mean, for any Interest Period with respect to a LIBOR Loan, the rate appearing on Reuters Screen LIBOR01 Page (or on any successor page or any successor service, or any substitute page or substitute for such service, providing rate quotations comparable to those currently provided on Reuters Screen LIBOR01 Page, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period.  In the event that such rate is not available at such time for any reason, then the “LIBOR Rate” with respect to such LIBOR Loan for such Interest Period shall be determined by Administrative Agent by reference to such other comparable publicly available service for displaying the offered rate for dollar deposits in the London interbank market as may be selected by the Administrative Agent and, in the absence of availability, such other method to determine such eurodollar rate as may be selected by the Administrative Agent in its Permitted Discretion.

“Lien” shall mean any mortgage, pledge, security interest, hypothecation, assignment, lien (statutory or other) or similar encumbrance (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease or license in the nature thereof).

“Liquidity Event” shall mean, on any date, the circumstance that Excess Availability is less than $75,000,000.

“Loan” shall mean any Revolving Credit Loan, Swingline Loan, New Revolving Loan or Protective Advance made by any Lender hereunder.

“Management Investors” shall mean the directors, management officers and employees of the Parent Borrower and its Subsidiaries on the Closing Date.

“Mandatory Borrowing” shall have the meaning provided in Section 2.1(c).

“Material Adverse Effect” shall mean a circumstance or condition affecting the business, assets, operations, properties or financial condition of the Parent Borrower and the Subsidiaries, taken as a whole, that would, individually or in the aggregate, materially adversely affect (a) the ability of the Parent Borrower and the other Credit Parties, taken as a whole, to perform their payment obligations under this Agreement or any of the other Credit Documents or (b) the rights and remedies of the Administrative Agent and the Lenders under this Agreement or any of the other Credit Documents.

“Material Subsidiary” shall mean, at any date of determination, each Restricted Subsidiary of the Parent Borrower (a) whose total assets at the last day of the Test Period for which Section 9.1 Financials have been delivered were equal to or greater than 2.5% of the Consolidated Total Assets of the Parent Borrower and the Restricted Subsidiaries at such date or (b) whose revenues during such Test Period were equal to or greater than 2.5% of the consolidated revenues of the Parent Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with GAAP; provided that if, at any time and from time to time after the Closing Date, Restricted Subsidiaries that are not Material Subsidiaries have, in the aggregate, (x) total assets at the last day of such Test Period equal to or greater than 10.0% of the Consolidated Total Assets of the Parent Borrower and the Restricted Subsidiaries at such date or (y) revenues during such Test Period equal to or greater than 10.0% of the consolidated revenues of the Parent Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with GAAP, then the Parent Borrower shall, on the date on which financial statements for such quarter are delivered pursuant to this Agreement, designate in writing to the Administrative Agent one or more of such Restricted Subsidiaries as “Material Subsidiaries.”

“Maturity Date” shall mean July 6, 2013.

“Maximum Incremental Facilities Amount” shall mean, at any date of determination, the difference of (a) $325,000,000 minus (b) the aggregate principal amount of incremental commitments obtained under the Term Loan Facility pursuant to Section 2.14 of the Term Loan Agreement after the Closing Date but prior to such date of determination.

“Merger” shall have the meaning provided in the preamble to this Agreement.

“Merger Sub” shall mean Buck Acquisition Corp., a Tennessee corporation.

“Minimum Borrowing Amount” shall mean (a) with respect to a Borrowing of LIBOR Loans, $5,000,000 (or, if less, the entire remaining Commitments at the time of such Borrowing), (b) with respect to a Borrowing of ABR Loans, $500,000 (or, if less, the entire remaining Commitments at the time of such Borrowing), and (c) with respect to a Borrowing of Swingline Loans, $500,000 (or, if less, the entire remaining Commitments at the time of such Borrowing).

“Minimum Equity Amount” shall have the meaning provided in the preamble to this Agreement.

“Monthly Account Statement” shall have the meaning provided in Section 9.15(a).

“Monthly Borrowing Base Certificate” shall have the meaning provided in Section 9.1(h).

“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Multiemployer Plan” shall mean a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” shall mean, with respect to any Prepayment Event, (a) the gross cash proceeds (including payments from time to time in respect of installment obligations, if applicable) received by or on behalf of the Parent Borrower or any of the Restricted Subsidiaries in respect of such Prepayment Event, as the case may be, less (b) the sum of:

(i)           the amount, if any, of all taxes paid or estimated by the Parent Borrower in good faith to be payable by the Parent Borrower or any of the Restricted Subsidiaries in connection with such Prepayment Event,

(ii)           the amount of any reasonable reserve established in accordance with GAAP against any liabilities (other than any taxes deducted pursuant to clause (i) above) (x) associated with the assets that are the subject of such Prepayment Event and (y) retained by the Parent Borrower or any of the Restricted Subsidiaries, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such Prepayment Event occurring on the date of such reduction,

(iii)           the amount of any Indebtedness (other than Indebtedness hereunder or under the Term Loan Facility) secured by a Lien on the assets that are the subject of such Prepayment Event to the extent that the instrument creating or evidencing such Indebtedness requires that such Indebtedness be repaid upon consummation of such Prepayment Event,

                (iv)in the case of any Asset Sale Prepayment Event or Casualty Event, the amount of any proceeds of such Prepayment Event that the Parent Borrower or any Restricted Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period or has entered into a binding commitment prior to the last day of the Reinvestment Period to reinvest) in the business of the Parent Borrower or any of the Restricted Subsidiaries (subject to Section 10.9), provided, that any portion of such proceeds that has not been so reinvested within such Reinvestment Period (with respect to such Prepayment Event, the “Deferred Net Cash Proceeds”) shall, unless the Parent Borrower or a Restricted Subsidiary has entered into a binding commitment prior to the last day of such Reinvestment Period to reinvest such proceeds, (x) be deemed to be Net

Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event occurring on the last day of such Reinvestment Period or, if later, 180 days after the date such Parent Borrower or such Restricted Subsidiary has entered into such binding commitment, as applicable (such last day or 180th day, as applicable, the “Deferred Net Cash Proceeds Payment Date”), and (y) be applied to the repayment of Revolving Credit Loans in accordance with Section 5.2(a),

(v)           in the case of any Asset Sale Prepayment Event, Casualty Event or Permitted Sale Leaseback (other than the Existing DC Sale Leasebacks) by a non-wholly-owned Restricted Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (v)) attributable to minority interests and not available for distribution to or for the account of the Parent Borrower or a wholly-owned Restricted Subsidiary as a result thereof, and

(vi)           reasonable and customary fees paid by the Parent Borrower or a Restricted Subsidiary in connection with any of the foregoing,

in each case only to the extent not already deducted in arriving at the amount referred to in clause (a) above.

“Net Orderly Liquidation Value” shall mean the orderly liquidation value (net of costs and expenses estimated to be incurred in connection with such liquidation) of the Eligible Inventory that is estimated to be recoverable in an orderly liquidation of such Eligible Inventory, as determined from time to time by reference to the most recent Inventory Appraisal, provided, that from October 15 through December 15 of each year such value shall be the high value as set forth on such Inventory Appraisal and at all other times shall be the low value as set forth on such Inventory Appraisal.

“New Revolving Credit Commitments” shall have the meaning provided in Section 2.14(a).

“New Revolving Loan” shall have the meaning provided in Section 2.14(b).

“New Revolving Loan Lender” shall have the meaning provided in Section 2.14(b).

“Non-Cash Charges” shall mean, without duplication, (a) losses on non-ordinary course asset sales, disposals or abandonments, (b) any impairment charge or asset write-off related to intangible assets (including goodwill), long-lived assets, and investments in debt and equity securities pursuant to GAAP, (c) all losses from investments recorded using the equity method, (d) stock-based awards compensation expense, including any such charges arising from stock options, restricted stock grants or other equity incentive grants, and any cash compensation charges associated with the rollover or acceleration of stock-based awards or payment of stock options in connection with the Transactions, and (e) other non-cash charges (provided that if any non-cash charges referred to in this clause (e) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-Consenting Lender” shall have the meaning provided in Section 13.7(b).

“Non-Controlled Account” shall have the meaning provided in Section 9.15(a).

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.

“Non-Extension Notice Date” shall have the meaning provided in Section 3.2(b).

“Non-U.S. Lender” shall mean any Agent or Lender that is not, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership or entity treated as a corporation or partnership created or organized in or under the laws of the United States, or any political subdivision thereof, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

“Non-U.S. Participant” shall mean any Participant that if it were a Lender would qualify as a Non-U.S. Lender.

“Notes” shall have the meaning set forth in the preamble.

“Notes Offerings” shall have the meaning set forth in the preamble.

“Notice of Borrowing” shall have the meaning provided in Section 2.3(a).

“Notice of Conversion or Continuation” shall have the meaning provided in Section 2.6.

“Obligations” shall mean all advances to, and debts, liabilities, obligations, covenants and duties of, any Credit Party arising under any Credit Document or otherwise with respect to any Loan or Letter of Credit or under any Secured Cash Management Agreement or Secured Hedge Agreement, in each case, entered into with the Parent Borrower or any of its Subsidiaries, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.  Without limiting the generality of the foregoing, the Obligations of the Credit Parties under the Credit Documents (and any of their Subsidiaries to the extent they have obligations under the Credit Documents) include the obligation (including guarantee obligations) to pay principal, interest, charges, expenses, fees, attorney costs, indemnities and other amounts payable by any Credit Party under any Credit Document.

“Other Taxes” shall mean any and all present or future stamp, registration, documentary or any other excise, property or similar taxes (including interest, fines, penalties,

additions to tax and related expenses with regard thereto) arising from any payment made or required to be made under this Agreement or any other Credit Document or from the execution or delivery of, registration or enforcement of, consummation or administration of, or otherwise with respect to, this Agreement or any other Credit Document.

“Overnight Rate” shall mean, for any day, the greater of (a) the Federal Funds Effective Rate and (b) an overnight rate determined by the Administrative Agent, the Letter of Credit Issuer, or the Swingline Lender, as the case may be, in accordance with banking industry rules on interbank compensation.

“Parent Borrower” shall have the meaning set forth in the preamble hereto.

“Participant” shall have the meaning provided in Section 13.6(c).

“Patriot Act” shall have the meaning provided in Section 13.18.

“PBGC” shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

“Pension Act” shall mean the Pension Protection Act of 2006, as it presently exists or as it may be amended from time to time.

“Perfection Certificate” shall mean a certificate of each Borrower in the form of Exhibit D or any other form approved by the Administrative Agent.

“Permitted Acquisition” shall mean the acquisition, by merger or otherwise, by the Parent Borrower or any of the Restricted Subsidiaries of assets or Stock or Stock Equivalents, so long as (a) such acquisition and all transactions related thereto shall be consummated in accordance with applicable law; (b) such acquisition shall result in the issuer of such Stock or Stock Equivalents and its Subsidiaries becoming a Restricted Subsidiary and a Subsidiary Guarantor, to the extent required by Section 9.11; (c) such acquisition shall result in the Administrative Agent, for the benefit of the applicable Lenders, being granted a security interest in any Stock, Stock Equivalent or any assets so acquired, to the extent required by Sections 9.11 and/or 9.14; (d) each Person (or, as applicable, the assets) so acquired shall be in (or with respect to assets, useful for engaging in) the same or generally related line of business as conducted by the Parent Borrower and its Subsidiaries on the Closing Date; and (e) both immediately before and after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing.

“Permitted Additional Debt” shall mean unsecured Indebtedness issued by the Parent Borrower or a Guarantor, (a) the terms of which (i) do not provide for any scheduled repayment, mandatory redemption or sinking fund obligation prior to the Maturity Date (other than customary offers to purchase upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default) and (ii) to the extent the same are subordinated, provide for customary subordination to the Obligations under the Credit Documents, (b) the covenants, events of default, guarantees and other terms of which (other than interest rate and redemption premiums), taken as a whole, are not more restrictive to the Parent Borrower and the Restricted Subsidiaries than those herein (or to the extent such Permitted

Additional Debt constitutes refinancing Indebtedness of the Senior Subordinated Notes, those applicable to the Senior Subordinated Notes being so refinanced); provided that a certificate of an Authorized Officer of the Parent Borrower is delivered to the Administrative Agent at least five Business Days (or such shorter period as the Administrative Agent may reasonably agree) prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Parent Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirement shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement unless the Administrative Agent notifies the Parent Borrower within such period that it disagrees with such determination (including a reasonable description of the basis upon which it disagrees) and (c) of which no Subsidiary of the Parent Borrower (other than a Guarantor or any guarantor of the Indebtedness being refinanced by such Permitted Additional Debt, if applicable) is an obligor.

“Permitted Discretion” shall mean, as applicable, the Administrative Agent’s or the Collateral Agent’s commercially reasonable judgment, exercised in good faith in accordance with customary business practices for comparable asset-based lending transactions, as to any factor, event, condition or other circumstance which the Administrative Agent or the Collateral Agent, as applicable, reasonably determines:  (a) will or reasonably could be expected to adversely affect in any material respect the value of any Eligible Accounts, Eligible Credit Card Receivables or Eligible Inventory, the enforceability or priority of the Collateral Agent’s Liens thereon or on any other material Collateral or the amount which the Administrative Agent, the Lenders or the Letter of Credit Issuer would be likely to receive (after giving consideration to delays in payment and costs of enforcement) in the liquidation of such Eligible Accounts, Eligible Credit Card Receivables or Eligible Inventory or (b) evidences that any collateral report or financial information delivered to the Administrative Agent or the Collateral Agent by any Person on behalf of the Parent Borrower is incomplete, inaccurate or misleading in any material respect.  In exercising such judgment, the Administrative Agent or the Collateral Agent may consider, without duplication, factors already included in or tested by the definition of Eligible Accounts, Eligible Credit Card Receivables and Eligible Inventory, and any of the following:  (i) changes after the Closing Date in any material respect in any concentration of risk with respect to Eligible Accounts and (ii) any other factors arising after the Closing Date that change in any material respect the credit risk of lending to the Borrowers on the security of the Eligible Accounts, Eligible Credit Card Receivables and Eligible Inventory.

“Permitted Holders”  shall mean each of (a) the Sponsors and (b) the Management Investors.

“Permitted Intercompany Indebtedness” shall mean all Indebtedness of the Parent Borrower or any Restricted Subsidiary owing to the Parent Borrower or any other Subsidiary having a term not exceeding 364 days (inclusive of any and all rollovers and extensions) and incurred in the ordinary course of business; provided that the aggregate amount of Permitted Intercompany Indebtedness owed by Subsidiaries that are not Credit Parties to Credit Parties shall not exceed $100,000,000.

“Permitted Investments” shall mean:

(a)           securities issued or unconditionally guaranteed by the United States government or any agency or instrumentality thereof, in each case having maturities and/or reset dates of not more than 24 months from the date of acquisition thereof;

(b)           securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof or any political subdivision of any such state or any public instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service);

(c)           commercial paper maturing no more than 12 months after the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(d)           domestic and LIBOR certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any Lender or any other bank having combined capital and surplus of not less than $500,000,000 in the case of domestic banks and $100,000,000 (or the Dollar Equivalent thereof) in the case of foreign banks;

(e)           repurchase agreements with a term of not more than 90 days for underlying securities of the type described in clauses (a), (b) and (d) above entered into with any bank meeting the qualifications specified in clause (d) above or securities dealers of recognized national standing;

(f)           marketable short-term money market and similar funds (x) either having assets in excess of $500,000,000 or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(g)           shares of investment companies that are registered under the Investment Company Act of 1940 and substantially all the investments of which are one or more of the types of securities described in clauses (a) through (f) above; and

(h)           in the case of Investments by any Restricted Foreign Subsidiary or Investments made in a country outside the United States of America, other customarily utilized high-quality Investments in the country where such Restricted Foreign Subsidiary is located or in which such Investment is made.

“Permitted Liens” shall mean:

(a)           Liens for taxes, assessments or governmental charges or claims not yet overdue for a period of more than 30 days or that are being contested in good faith and by appropriate proceedings for which appropriate reserves have been established to the extent required by and in accordance with GAAP, or for property taxes on property that the Parent Borrower or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge or claim is to such property;

(b)           Liens in respect of property or assets of the Parent Borrower or any of the Subsidiaries imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, in each case so long as such Liens arise in the ordinary course of business and do not individually or in the aggregate have a Material Adverse Effect;

(c)           Liens arising from judgments or decrees in circumstances not constituting an Event of Default under Section 11.11;

(d)           Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business or otherwise constituting Investments permitted by Section 10.5;

(e)           ground leases in respect of real property on which facilities owned or leased by the Parent Borrower or any of its Subsidiaries are located;

(f)           easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Parent Borrower and its Subsidiaries, taken as a whole;

(g)           any interest or title of a lessor or secured by a lessor’s interest under any lease permitted by this Agreement;

(h)           Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(i)           Liens on goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Parent Borrower or any of its Subsidiaries, provided that such Lien secures only the obligations of the Parent Borrower or such Subsidiaries in respect of such letter of credit to the extent permitted under Section 10.1;

(j)           leases, licenses, subleases or sublicenses granted to others not interfering in any material respect with the business of the Parent Borrower and its Subsidiaries, taken as a whole;

(k)           Liens arising from precautionary Uniform Commercial Code financing statement or similar filings made in respect of operating leases entered into by the Parent Borrower or any of its Subsidiaries;

(l)           Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of the Parent Borrower and the Restricted Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business;

(m)           [Reserved]; and

(n)           any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of the Parent Borrower and its Subsidiaries, taken as a whole.

“Permitted Receivables Financing” shall mean any customary accounts receivable financing facility (including customary back-to-back intercompany arrangements in respect thereof) to the extent that (a) the maturity date is no earlier than the maturity date applicable to the ABL Facility; (b) any collateral securing the obligations of the obligors thereunder shall be pledged to the Secured Parties on a second priority basis to secure the Obligations pursuant to intercreditor arrangement reasonably acceptable to the Administrative Agent; (c) the remaining terms applicable to such financing facility must be, when taken as a whole, at least as favorable to the Lenders as the terms applicable to the ABL Facility and (d) the proceeds of all Indebtedness incurred under such facility must, subject to the terms of the Intercreditor Agreement,  be applied to the prepayment of Term Loans pursuant to Section 5.2 of the Term Loan Agreement.

“Permitted Sale Leaseback” shall mean any Existing DC Sale Leaseback and Sale Leaseback (other than any Sale Leaseback of Collateral) consummated by the Parent Borrower or any of the Restricted Subsidiaries after the Closing Date, provided that any such Sale Leaseback not between (a) a Credit Party and another Credit Party or (b) a Restricted Subsidiary that is not a Credit Party and another Restricted Subsidiary that is not a Credit Party is consummated for fair value as determined at the time of consummation in good faith by (i) the Parent Borrower or such Restricted Subsidiary and (ii) in the case of any Sale Leaseback (or series of related Sales Leasebacks) the aggregate proceeds of which exceed $35,000,000, the board of directors of the Parent Borrower or such Restricted Subsidiary (which such determination may take into account any retained interest or other Investment of the Parent Borrower or such Restricted Subsidiary in connection with, and any other material economic terms of, such Sale Leaseback).

“Person” shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise or any Governmental Authority.

“PIK Interest Amount” shall mean the aggregate principal amount of all increases in outstanding principal amount of Senior Subordinated Notes and issuances of PIK Notes (as defined in the Senior Subordinated Notes Indenture) in connection with an election by the Parent Borrower to pay interest on the Senior Subordinated Notes in kind.

“Plan” shall mean any multiemployer or single-employer plan, as defined in Section 4001 of ERISA and subject to Title IV of ERISA, that is or was within any of the preceding six plan years maintained or contributed to by (or to which there is or was an obligation to contribute or to make payments to) the Parent Borrower or an ERISA Affiliate.

“Platform” shall have the meaning provided in Section 13.17(b).

“Post-Acquisition Period” shall mean, with respect to any Permitted Acquisition, the period beginning on the date such Permitted Acquisition is consummated and ending on the last day of the sixth full consecutive fiscal quarter immediately following the date on which such Permitted Acquisition is consummated.

“Preferred Stock” shall mean any Stock or Stock Equivalents with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Prepayment Event” shall mean any Asset Sale Prepayment Event or Casualty Event.

“Prime Rate” shall mean the “prime rate” referred to in the definition of ABR.

“Pro Forma Adjustment” shall mean, for any Test Period that includes all or any part of a fiscal quarter included in any Post-Acquisition Period, with respect to the Acquired EBITDA of the applicable Acquired Entity or Business or Converted Restricted Subsidiary or the Consolidated EBITDA of the Parent Borrower, the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, projected by the Parent Borrower in good faith as a result of (a) actions taken during such Post-Acquisition Period for the purposes of realizing reasonably identifiable and factually supportable cost savings or (b) any additional costs incurred during such Post-Acquisition Period, in each case in connection with the combination of the operations of such Acquired Entity or Business or Converted Restricted Subsidiary with the operations of the Parent Borrower and the Restricted Subsidiaries; provided that (i) at the election of the Parent Borrower, such Pro Forma Adjustment shall not be required to be determined for any Acquired Entity or Business or Converted Restricted Subsidiary to the extent the aggregate consideration paid in connection with such acquisition was less than $5,000,000 and (ii) so long as such actions are taken during such Post-Acquisition Period or such costs are incurred during such Post-Acquisition Period, as applicable, it may be assumed, for purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that the applicable amount of such cost savings will be realizable during the entirety of such Test Period, or the applicable amount of such additional costs, as applicable, will be incurred during the entirety of such Test Period; providedfurther that any such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, shall be without duplication for cost savings or additional costs already included in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, for such Test Period.

“Pro Forma Adjustment Certificate” shall mean any certificate of an Authorized Officer of the Parent Borrower delivered pursuant to Section 9.1(h) or Section 9.1(d).

“Pro Forma Balance Sheet” shall have the meaning provided in Section 9.1.

“Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” shall mean, with respect to compliance with any test or covenant hereunder, that (A) to the extent applicable, the Pro Forma Adjustment shall have been made and (B) all Specified Transactions and the following transactions in connection therewith shall be deemed to have occurred as of the first day of the applicable period of measurement in such test or covenant:  (a) income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, (i) in the case of a sale, transfer or other disposition of all or substantially all Capital Stock in any Subsidiary of the Parent Borrower or any division, product line, or facility used for operations of the Parent Borrower or any of its Subsidiaries, shall be excluded, and (ii) in the case of a Permitted Acquisition or Investment described in the definition of  “Specified Transaction”, shall be included, (b) any retirement of Indebtedness, and (c) any incurrence or assumption of Indebtedness by the Parent Borrower or any of the Restricted Subsidiaries in connection therewith (it being agreed that if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Indebtedness as at the relevant date of determination); provided that, without limiting the application of the Pro Forma Adjustment pursuant to (A) above (but without duplication thereof), the foregoing pro forma adjustments may be applied to any such test or covenant solely to the extent that such adjustments are consistent with the definition of Consolidated EBITDA and give effect to events (including operating expense reductions) that are (i) (x) directly attributable to such transaction, (y) expected to have a continuing impact on the Parent Borrower and the Restricted Subsidiaries and (z) factually supportable or (ii) otherwise consistent with the definition of Pro Forma Adjustment.

“Pro Forma Entity” shall have the meaning provided in the definition of the term “Acquired EBITDA.”

“Pro Forma Financial Statements” shall have the meaning provided in Section 9.1.

“Projections” shall have the meaning provided in Section 9.1(h).

“Project Alpha” shall mean the decision by the Parent Borrower to eliminate the historical packaway strategy and to close approximately 400 underperforming stores.

“Protective Advance” shall have the meaning provided in Section 2.1(d).

“Qualifying IPO”  shall mean the issuance by the Parent Borrower or any direct or indirect parent of the Parent Borrower of its common Stock in an underwritten primary public offering (other than a public offering pursuant to a registration statement on Form S-8) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act (whether alone or in connection with a secondary public offering).

“Real Estate” shall have the meaning provided in Section 9.1(e).

“Register” shall have the meaning provided in Section 13.6(b)(iv).

“Registration Rights Agreement” means the Registration Rights Agreement related to the Senior Notes and the Senior Subordinated Notes, dated as of the Closing Date, among the Parent Borrower, the other Credit Parties party thereto and the financial institutions party thereto, as such agreement may be amended, modified or supplemented from time to time and, with respect to any additional notes issued pursuant to the Indentures, one or more registration rights agreements between the Parent Borrower and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Parent Borrower to the purchasers of such additional notes to register such additional notes under the Securities Act.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Reimbursement Date” shall have the meaning provided in Section 3.4(a).

“Reinvestment Period” shall mean 15 months following the date of receipt of Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event.

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees and advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

“Related Person” shall have the meaning provided in Section 9.15(a).

“Reportable Event” shall mean an event described in Section 4043 of ERISA and the regulations thereunder, other than any event as to which the thirty day notice period has been waived.

“Required Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of (a) the Adjusted Total Revolving Credit Commitment at such date, and (b) if the Total Revolving Credit Commitment has been terminated or for the purposes of acceleration pursuant to Section 11, Non-Defaulting Lenders having or holding a majority of the outstanding principal amount of the Loans (other than Protective Advances) and Letter of Credit Exposure (excluding the Loans and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date.

“Requirement of Law” shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other

Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Reserves” shall mean the Existing Notes Reserve any and all other reserves which the Administrative Agent or the Collateral Agent in accordance with Section 2.15 deems necessary in its Permitted Discretion, to from time to time establish against the gross amounts of Eligible Accounts, Eligible Inventory and Eligible Credit Card Receivables.

“Restricted Foreign Subsidiary” shall mean a Foreign Subsidiary that is a Restricted Subsidiary.

“Restricted Subsidiary” shall mean any Subsidiary of the Parent Borrower other than an Unrestricted Subsidiary.

“Revolving Credit Commitment” shall mean, (a) with respect to each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on Schedule 1.1(c) as such Lender’s “Revolving Credit Commitment” (as set forth as a Tranche A Commitment and/or a Tranche A-1 Commitment, as applicable), as such Revolving Credit Commitment may be reduced from time to time pursuant to the terms hereof and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Revolving Credit Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Revolving Credit Commitment, as such Revolving Credit Commitment may be reduced from time to time pursuant to the terms hereof, plus, in each case, with respect to each Lender, such Lender’s New Revolving Credit Commitment.

“Revolving Credit Commitment Percentage” shall mean at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Revolving Credit Commitment at such time by (b) the amount of the Total Revolving Credit Commitment at such time, provided that at any time when the Total Revolving Credit Commitment shall have been terminated, each Lender’s Revolving Credit Commitment Percentage shall be the percentage obtained by dividing (a) such Lender’s Revolving Credit Exposure at such time by (b) the Revolving Credit Exposure of all Lenders at such time.

“Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the Revolving Credit Loans of such Lender then outstanding, (b) such Lender’s Letter of Credit Exposure at such time, (c) such Lender’s Revolving Credit Commitment Percentage of the aggregate principal amount of all outstanding Swingline Loans and (d) with respect to Protective Advances, such Lender’s Revolving Credit Commitment Percentage of the aggregate principal amount of all outstanding Protective Advances.

“Revolving Credit Lender” shall mean, at any time, any Lender that has a Revolving Credit Commitment at such time.

“Revolving Credit Loans” shall have the meaning provided in Section 2.1(a) and shall include Tranche A Loans, Tranche A-1 Loans, and New Revolving Loans as provided in Section 2.14(b)

“Revolving Credit Termination Date” shall mean the earlier to occur of (a) the Maturity Date and (b) the date on which the Revolving Credit Commitments shall have terminated, no Revolving Credit Loans shall be outstanding and the Letters of Credit Outstanding shall have been reduced to zero or Cash Collateralized.

“S&P” shall mean Standard & Poor’s Ratings Services or any successor by merger or consolidation to its business.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which the Parent Borrower or any of the Restricted Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Scheduled Dispositions” shall have the meaning provided in Section 10.4(j).

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Section 9.1 Financials” shall mean the financial statements delivered, or required to be delivered, pursuant to Section 9.1(a) or (b) together with the accompanying officer’s certificate delivered, or required to be delivered, pursuant to Section 9.1(d).

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between the Parent Borrower or any of its Restricted Subsidiaries and any Cash Management Bank.

“Secured Hedge Agreement” shall mean any Hedge Agreement that is entered into by and between the Parent Borrower or any of its Restricted Subsidiaries and any Hedge Bank, provided that any Hedge Agreement that is a Secured Hedge Agreement as defined in the Term Loan Agreement shall not be a “Secured Hedge Agreement”.

“Secured Parties” shall mean the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer, each Lender, each Hedge Bank that is party to any Secured Hedge Agreement, each Cash Management Bank that is a party to any Secured Cash Management Agreement and each sub-agent pursuant to Section 12 appointed by the Administrative Agent with respect to matters relating to the Credit Facilities or by the Collateral Agent with respect to matters relating to any Security Document.

“Securitization” shall mean a public or private offering by a Lender or any of its Affiliates or their respective successors and assigns of securities or notes which represent an interest in, or which are collateralized, in whole or in part, by the Loans and the Lender’s rights under the Credit Documents.

“Security Agreement” shall mean the Security Agreement entered into by the Borrowers, the other grantors party thereto and the Collateral Agent for the benefit of the

Secured Parties, substantially in the form of Exhibit F, as the same may be amended, supplemented or otherwise modified from time to time.

“Security Documents” shall mean, collectively, (a) the Guarantee (if applicable), (b) the Security Agreement, (c) the Intercreditor Agreement, and (d) each other security agreement or other instrument or document executed and delivered pursuant to Section 9.11 or 9.14 or pursuant to any other such Security Documents or otherwise to secure or perfect the security interest in any or all of the Obligations.

“Senior Notes” shall mean (a) the Senior Notes defined in the preamble and (b) any modification, replacement, refinancing, refunding, renewal or extension thereof that constitutes Permitted Additional Debt.

“Senior Notes Indenture” shall mean the Indenture dated as of the Closing Date, among the Parent Borrower, the guarantors party thereto and Wells Fargo Bank, N.A.,  as trustee, pursuant to which the Senior Notes are issued, as the same may be amended, supplemented or otherwise modified from time to time in accordance therewith.

“Senior Notes Offering” shall have the meaning set forth in the preamble.

“Senior Secured Incurrence Test” means, as of any date, the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio shall be no greater than 4.25 to 1.00.

“Senior Subordinated Notes” shall mean (a) the Senior Subordinated Notes defined in the preamble and (b) any modification, replacement, refinancing, refunding, renewal or extension thereof that constitutes Permitted Additional Debt.

“Senior Subordinated Notes Indenture” means the Indenture dated as of the Closing Date, among the Parent Borrower, the guarantors party thereto and Wells Fargo Bank, N.A., as trustee, pursuant to which the Senior Subordinated Notes are issued, as the same may be amended, supplemented or otherwise modified from time to time in accordance therewith.

“Senior Subordinated Notes Offering” shall have the meaning set forth in the preamble.

“Series” shall have the meaning provided in Section 2.14.

“Single Store DDA” means any DDA that is not a Consolidated Stores DDA, provided that the average balance maintained per Single Store DDA based on the most recent Monthly Account Statements received by the Credit Parties for all Single Store DDAs shall not exceed $15,000.

“Sold Entity or Business” shall have the meaning provided in the definition of the term “Consolidated EBITDA”.

“Solvent” shall mean, with respect to any Person, that as of the Closing Date, (a) (i) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets; (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date; and (iii) such Person has not incurred and does not intend to incur, or believe that it will incur, debts including current obligations beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (b) such Person is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances.  For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Equity Contribution” shall mean any cash common equity contribution made to the Parent Borrower on, or within ten Business Days prior to, the day on which any Borrowing or issuance of a Letter of Credit is requested when Excess Availability is less than $75,000,000.

“Specified Subsidiary” shall mean, at any date of determination (a) any Material Subsidiary, (b) any Unrestricted Subsidiary (i) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 9.1 Financials have been delivered were equal to or greater than 10% of the Consolidated Total Assets of the Parent Borrower and the Subsidiaries at such date, or (ii) whose revenues during such Test Period were equal to or greater than 10% of the consolidated revenues of the Parent Borrower and the Subsidiaries for such period, in each case determined in accordance with GAAP, and (c) each other Unrestricted Subsidiary that is the subject of an Event of Default under Section 11.5 and that, when such Subsidiary’s total assets or revenues are aggregated with the total assets or revenues, as applicable, of each other Subsidiary that is the subject of an Event of Default under Section 11.5, would constitute a Specified Subsidiary under clause (b) above.

“Specified Transaction” shall mean, with respect to any period, any Investment, any Disposition of assets, incurrence or repayment of Indebtedness, dividend, Subsidiary designation, New Revolving Credit Commitment or other event that by the terms of this Agreement requires “Pro Forma Compliance” with a test or covenant hereunder or requires such test or covenant to be calculated on a “Pro Forma Basis.”

“Sponsor” shall mean any of KKR, GS Capital Partners VI Fund, L.P. and funds managed by Citigroup Private Equity LP, and each of their respective Affiliates but excluding portfolio companies of any of the foregoing.

“SPV” shall have the meaning provided in Section 13.6(h).

“Standby Letter of Credit” shall mean any Letter of Credit other than a Commercial Letter of Credit.

“Stated Amount” of any Letter of Credit shall mean the maximum amount from time to time available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.

“Status” shall mean, as to the Parent Borrower as of any date, the existence of Level I Status, Level II Status or Level III Status, as the case may be, as in effect on such date, as determined pursuant to Section 1.6.

“Stock” shall mean shares of capital stock or shares in the capital, as the case may be (whether denominated as common stock or preferred stock or ordinary shares or preferred shares, as the case may be), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity, whether voting or non-voting.

“Stock Equivalents” shall mean all securities convertible into or exchangeable for Stock and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable.

“Subsidiary” of any Person shall mean and include (a) any corporation more than 50% of whose Stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time Stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries and (b) any limited liability company, partnership, association, joint venture or other entity of which such Person directly or indirectly through Subsidiaries has more than a 50% equity interest at the time.  Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Parent Borrower.

“Subsidiary Borrowers” shall mean (a) each Domestic Subsidiary that is a party hereto as of the Closing Date and (b) each Domestic Subsidiary that becomes a party to this Agreement after the Closing Date pursuant to Section 9.11 or otherwise.

“Successor Borrower” shall have the meaning provided in Section 10.3(a).

“Successor Parent Borrower” shall have the meaning provided in Section 10.3(a).

“Supermajority Lenders” shall mean, at any date, (a) Non-Defaulting Lenders having or holding at least 75% of the Adjusted Total Revolving Credit Commitment at such date or (b) if the Total Revolving Credit Commitment has been terminated, Non-Defaulting Lenders having or holding at least 75% of the outstanding principal amount of the Loans and Letter of Credit Exposure (excluding the Loans and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date.

“Swingline Commitment” shall mean $50,000,000.

“Swingline Lender” shall mean The CIT Group/Business Credit, Inc., in its capacity as lender of Swingline Loans hereunder, or any replacement or successor thereto.

“Swingline Loans” shall have the meaning provided in Section 2.1(b).

“Swingline Maturity Date” shall mean, with respect to any Swingline Loan, the date that is five Business Days prior to the Maturity Date.

“Syndication Agent” shall mean Goldman Sachs Credit Partners L.P.., together with its affiliates, as syndication agent for the Lenders under this Agreement and the other Credit Documents.

“Taxes” shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings or other similar charges imposed by any Governmental Authority whether computed on a separate, consolidated, unitary, combined or other basis and any interest, fines, penalties or additions to tax with respect to the foregoing.

“Term Loan Agreement” shall mean that certain Credit Agreement entered into as of the Closing Date by and among the Parent Borrower, the lenders party thereto in their capacities as lenders thereunder, Citicorp North America, Inc., as administrative agent, and Goldman Sachs Credit Partners L.P. as collateral agent thereunder, as amended, supplemented, modified, extended, renewed or refinanced in accordance with the terms hereof and the Intercreditor Agreement.

“Term Loan Facility” shall mean the term loan credit facility evidenced by the Term Loan Agreement.

“Term Loans” shall have the meaning set forth in the Term Loan Agreement.

“Test Period” shall mean, for any determination under this Agreement, the four consecutive fiscal quarters of the Parent Borrower then last ended.

“Total Assets” shall mean, as of any date of determination with respect to any Person, the amount that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a balance sheet of such Person at such date.

“Total Revolving Credit Commitment” shall mean the sum of the Revolving Credit Commitments of the Lenders.

“Tranche A Borrowing Base” shall mean at any time, an amount equal to the sum of, without duplication, and in each case as of such time:

(a)           the book value of all Eligible Accounts of the Parent Borrower and each Subsidiary Borrower multiplied by the advance rate of 90%; plus

(b)           the book value of all Eligible Credit Card Receivables of the Parent Borrower and each Subsidiary Borrower multiplied by the advance rate of 90%; plus

(c)           the Net Orderly Liquidation Value of Eligible Inventory of the Parent Borrower and each Subsidiary Borrower multiplied by the advance rate of 85%; minus

(d)           the sum of (i) the Existing Notes Reserve and (ii) subject to Section 2.15, any and all other Reserves established (and as modified) from time to time by the Administrative Agent or the Collateral Agent.

“Tranche A Commitment” means, with respect to each Tranche A Lender, the commitment of such Lender to make Tranche A Loans and to acquire participations in Letters of Credit and Protective Advances hereunder, as such commitment may be (a) reduced from time to time pursuant to the terms hereof , and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to the terms hereof.  The initial amount of each Tranche A Lender’s Tranche A Commitment is set forth opposite such Lender’s name on Schedule 1.1(c) or in the Assignment and Assumption pursuant to which such Tranche A Lender shall have assumed its Tranche A Commitment, as applicable, as such Lender’s “Tranche A Commitment”.  The initial aggregate amount of the Tranche A Lenders’ Tranche A Commitments is $1,000,000,000.

“Tranche A Commitment Percentage” shall mean at any time, for each Tranche A Lender, the percentage obtained by dividing (a) such Tranche A Lender’s Tranche A Commitment at such time by (b) the aggregate amount of Tranche A Commitments of all Lenders at such time, provided that at any time when the Tranche A Commitment shall have been terminated, each Tranche A Lender’s Tranche A Commitment Percentage shall be the percentage obtained by dividing (a) such Tranche A Lender’s Revolving Credit Exposure (other than in respect of Tranche A-1 Loans) at such time by (b) the Revolving Credit Exposure of all Lenders (other than in respect of Tranche A-1 Loans at such time).

“Tranche A Lenders” shall mean, as of any date of determination, Lenders having a Tranche A Commitment or, if the Tranche A Commitments have been terminated, the Lenders having Revolving Exposure (other than in respect of a Tranche A-1 Commitment).

“Tranche A Loans” shall mean a Loan made pursuant to Section 2 (other than a Tranche A-1 Loan).

“Tranche A-1 Borrowing Base” shall mean at any time, an amount equal to the sum of, without duplication, and in each case as of such time:

(a)           the book value of all Eligible Accounts of the Parent Borrower and each Subsidiary Borrower multiplied by the advance rate of 90%; plus

(b)           the book value of all Eligible Credit Card Receivables of the Parent Borrower and each Subsidiary Borrower multiplied by the advance rate of 90%; plus

(c)           the Net Orderly Liquidation Value of Eligible Inventory of the Parent Borrower and each Subsidiary Borrower multiplied by the advance rate of 97%; provided that on and after January 31, 2009 such advance rate shall be 95%; minus

(d)           the sum of (i) the Existing Notes Reserve and (ii) subject to Section 2.15, any and all other Reserves established (and as modified) from time to time by the Administrative Agent or the Collateral Agent.

“Tranche A-1 Commitment” means, with respect to each Tranche A-1 Lender, the commitment of such Lender to make Tranche A-1 Loans and to acquire participations in Letters of Credit hereunder, as such commitment may be (a) reduced from time to time pursuant to the terms hereof, and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to the terms hereof.  The initial amount of each Tranche A-1 Lender’s Tranche A-1 Commitment is set forth opposite such Lender’s name on Schedule 1.1(c) or in the Assignment and Assumption pursuant to which such Tranche A-1 Lender shall have assumed its Tranche A-1 Commitment, as applicable, as such Lender’s “Tranche A-1 Commitment”.  The initial aggregate amount of the Tranche A-1 Lenders’ Tranche A-1 Commitments is $125,000,000.

“Tranche A-1 Commitment Percentage” shall mean at any time, for each Tranche A-1 Lender, the percentage obtained by dividing (a) such Tranche A-1 Lender’s Tranche A-1 Commitment at such time by (b) the aggregate amount of Tranche A-1 Commitments of all Lenders at such time, provided that if the Tranche A-1 Commitments have been terminated the Tranche A-1 Commitment Percentage shall be the percentage immediately prior to such termination.

“Tranche A-1 Lenders” means, as of any date of determination, Lenders having a Tranche A-1 Commitment or, if the Tranche A-1 Commitments have been terminated, the Lenders having Revolving Credit Exposure (other than in respect of a Tranche A Loan).

“Tranche A-1 Loans” means a Loan made pursuant to Section 2 (other than a Tranche A Loan).

“Tranche A Supermajority Lenders” shall mean, at any date, (a) Non-Defaulting Lenders having or holding at least 75% of the Tranche A Commitments at such date or (b) if the Tranche A Commitments have been terminated, Non-Defaulting Lenders having or holding at least 75% of the outstanding principal amount of the Tranche A Loans and Letter of Credit Exposure (excluding the Tranche A-1 Loans and the Loans and Letter of Credit Exposure of Defaulting Tranche A Lenders) in the aggregate at such date.

“Tranche A-1 Supermajority Lenders” shall mean, at any date, (a) Non-Defaulting Lenders having or holding at least 75% of the Tranche A-1 Commitments at such date or (b) if the Tranche A-1 Commitments have been terminated, Non-Defaulting Tranche A-1 Lenders having or holding at least 75% of the outstanding principal amount of the Tranche A-1 Loans in the aggregate at such date.

 “Transaction Expenses” shall mean any fees or expenses incurred or paid by the Parent Borrower or any of its Subsidiaries in connection with the Transactions, this Agreement and the other Credit Documents and the transactions contemplated hereby and thereby.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement, the Term Loan Agreement, the Senior Notes Indenture, the Senior Subordinated Notes Indenture, the Merger and the Equity Investments and any repayment, repurchase, prepayment or defeasance of Indebtedness of the Parent Borrower or any of its Subsidiaries in connection therewith.

“Transferee” shall have the meaning provided in Section 13.6(e).

“Trigger Date” shall mean the day following the date on which Section 9.1 Financials are delivered to the Administrative Agent for the fiscal quarter ending on or about November 2, 2007.

“Type” shall mean, as to any Revolving Credit Loan, its nature as an ABR Loan or a LIBOR Loan.

“UCC” shall mean the Uniform Commercial Code of the State of New York or of any other state the laws of which are required to be applied in connection with the perfection of security interests in any Collateral.

“UFCA” shall have the meaning provided in Section 13.20.

“UFTA” shall have the meaning provided in Section 13.20.

“Unfunded Current Liability” of any Plan shall mean the amount, if any, by which the Accumulated Benefit Obligation (as defined under Statement of Financial Accounting Standards No. 87 (“SFAS 87”)) under the Plan as of the close of its most recent plan year, determined in accordance with SFAS 87 as in effect on the date hereof, exceeds the fair market value of the assets allocable thereto.

“Unpaid Drawing” shall have the meaning provided in Section 3.4(a).

“Unrestricted Subsidiary” shall mean (a) any Subsidiary of the Parent Borrower that is formed or acquired after the Closing Date, provided that at such time (or promptly thereafter) the Parent Borrower designates such Subsidiary an Unrestricted Subsidiary in a written notice to the Administrative Agent, (b) any Restricted Subsidiary subsequently designated as an Unrestricted Subsidiary by the Parent Borrower in a written notice to the Administrative Agent, provided that in the case of (a) and (b), (x) such designation shall be deemed to be an Investment (or reduction in an outstanding Investment, in the case of a designation of an Unrestricted Subsidiary as a Restricted Subsidiary) on the date of such designation in an amount equal to the net book value of the Parent Borrower’s investment therein and such designation shall be permitted only to the extent permitted under Section 10.5 on the date of such designation and (y) no Default or Event of Default would result from such designation after giving Pro Forma Effect thereto and (c) each Subsidiary of an Unrestricted Subsidiary.  No Subsidiary may be designated as an Unrestricted Subsidiary if, after such designation, it would be a “Restricted Subsidiary” for the purpose of the Term Facility, the Senior Notes or the Senior Subordinated Notes.  The Parent Borrower may, by written notice to the Administrative Agent, re-designate any Unrestricted Subsidiary as a Restricted Subsidiary, and thereafter, such Subsidiary shall no longer constitute an Unrestricted Subsidiary, but only if (x) to the extent such Subsidiary has outstanding Indebtedness on the date of such designation, immediately after giving effect to such designation, the Parent Borrower shall be in compliance, on a Pro Forma Basis after giving effect to the incurrence of such Indebtedness, with the Senior Secured Incurrence Test (and, as a condition precedent to the effectiveness of any such designation, the Parent Borrower shall deliver to the Administrative Agent a certificate setting forth in reasonable detail the calculations demonstrating satisfaction of such test) and (y) no

Default or Event of Default would result from such re-designation.  On or promptly after the date of its formation, acquisition, designation or re-designation, as applicable, each Unrestricted Subsidiary (other than an Unrestricted Subsidiary that is a Foreign Subsidiary) shall have entered into a tax sharing agreement containing terms that, in the reasonable judgment of the Administrative Agent, provide for an appropriate allocation of tax liabilities and benefits.

“U.S. Lender” shall have the meaning provided in Section 5.4(j).

“Voting Stock” shall mean, with respect to any Person, such Person’s Stock or Stock Equivalents having the right to vote for the election of directors of such Person under ordinary circumstances.

1.2.          Other Interpretive Provisions.   With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:

(a)           The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)           The words “herein”, “hereto”, “hereof” and “hereunder” and words of similar import when used in any Credit Document shall refer to such Credit  Document as a whole and not to any particular provision thereof.

(c)           Article, Section, Exhibit and Schedule references are to the Credit Document in which such reference appears.

(d)           The term “including” is by way of example and not limitation.

(e)           The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f)           In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

(g)           Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.

1.3.         Accounting Terms

(a)           All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP.

(b)          Notwithstanding anything to the contrary herein, for purposes of determining compliance with any test or covenant contained in this Agreement with respect to any period during which any Specified Transaction occurs, the Consolidated Total Debt to Consolidated EBITDA Ratio, the Consolidated EBITDA to Consolidated Interest Expense Ratio, the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio and the ratio specified in Section 7.3 shall each be calculated with respect to such period and such Specified Transaction on a Pro Forma Basis.

1.4.      Rounding.   Any financial ratios required to be maintained by the Parent Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.5.      References to Agreements, Laws, Etc.   Unless otherwise expressly provided herein, (a) references to organizational documents, agreements (including the Credit Documents) and other Contractual Requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by any Credit Document; and (b) references to any Requirement of Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Requirement of Law.

1.6.          Determination of Status.   (a)          Each determination of Status shall be made as follows:  Subject to clauses (b) and (c), below, changes in Status resulting from changes in the Average Daily Excess Availability shall become effective as of the first day of each March, June, September and December and will be determined based on the Average Daily Excess Availability for the most recently ended calendar quarter (or in the case of the period ending September 30, 2007, the period from the Closing Date through September 30, 2007).  Such Status shall remain in effect until the next change to be effected pursuant to this Section 1.6.

(b)           Notwithstanding anything to the contrary contained above in this Section or elsewhere in this Agreement, if it is subsequently determined that the Average Daily Excess Availability or Status set forth in any certificate delivered to the Administrative Agent or otherwise reported to the Administrative Agent is inaccurate for any reason and the result thereof is that the Lenders received interest or fees for any period at a lower rate than that which would have been applicable had the Average Daily Excess Availability and the corresponding applicable Status been accurately determined, then, for all purposes of this Agreement, the Average Daily Excess Availability and Status for any day occurring within the period during which the incorrect Average Daily Excess Availability or Status applied shall retroactively be deemed to be the corrected Average Daily Excess Availability and Status for such period, and any shortfall in the interest or fees theretofore paid by the Parent Borrower for the relevant period as a result of the miscalculation of the Average Daily Excess Availability or Status shall be immediately due and payable.  Upon payment by the Parent Borrower of any shortfall as provided in the immediately preceding sentence, any Default or Event of Default resulting from the failure to pay such amounts when the interest or fees for the relevant period were due and payable or any representations and warranties made in this regard shall be deemed cured.

SECTION 2.                                Amount and Terms of Credit1.1.

2.1.           Commitments.

(a)           (i)          Subject to and upon the terms and conditions herein set forth, each Lender having a Revolving Credit Commitment severally, but not jointly, agrees to make a loan or loans denominated in Dollars (each a “Revolving Credit Loan” and, collectively, the “Revolving Credit Loans”) to the Parent Borrower on behalf of the Borrowers, which Revolving Credit Loans (A) shall be made at any time and from time to time on and after the Closing Date and prior to the Revolving Credit Termination Date, (B) may, at the option of the Parent Borrower on behalf of the Borrowers, be incurred and maintained as, and/or converted into, ABR Loans or LIBOR Loans, provided that all Revolving Credit Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Revolving Credit Loans of the same Type, (C) may be repaid and reborrowed in accordance with the provisions hereof, (D) shall not, for any Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Revolving Credit Exposure at such time exceeding such Lender’s Revolving Credit Commitment at such time, (E) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures at such time exceeding the lesser of the Applicable Borrowing Base and the Total Revolving Credit Commitment, in each case as then in effect (subject to Section 2.1(d)), and (F) shall not exceed $307,300,000 of Tranche A Loans and $125,000,000 of Tranche A-1 Loans in the aggregate on the Closing Date; providedfurther that the following additional limitations shall apply: (w) no Revolving Loan shall, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Tranche A Lenders’ Revolving Credit Exposures (other than with respect of Tranche A-1 Loans) at such time exceeding the Tranche A Borrowing Base then in effect (subject to Section 2.1(e)); (x) the Parent Borrower shall not request, and the Tranche A Lenders shall be under no obligation to fund, any Tranche A Loan unless the Borrowers have borrowed the full amount of the aggregate Tranche A-1 Commitments (to the extent that such Tranche A-1 Commitments have not been terminated); (y) the aggregate outstanding amount of the Tranche A-1 Loans shall not exceed the aggregate amount of Tranche A-1 Commitments, and (z) the aggregate outstanding amount of the Tranche A Lenders’ Revolving Credit Exposures (other than with respect to Tranche A-1 Loans) shall not exceed the aggregate amount of Tranche A Commitments.

(ii)         Each Lender may at its option make any LIBOR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan, provided that (A) any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan and (B) in exercising such option, such Lender shall use its reasonable efforts to minimize any increased costs to the Borrowers resulting therefrom (which obligation of the Lender shall not require it to take, or refrain from taking, actions that it determines would result in increased costs for which it will not be compensated hereunder or that it determines would be otherwise disadvantageous to it and in the event of such request for costs for which compensation is provided under this Agreement, the provisions of Section 2.10 shall apply).  On the Maturity Date, if not previously expired, each Lender’s Revolving Credit Commitment shall expire and in any case all Revolving Credit Loans shall be repaid in full.

(b)           Subject to and upon the terms and conditions herein set forth, the Swingline Lender in its individual capacity agrees, at any time and from time to time on and after the Closing Date and prior to the Swingline Maturity Date, to make a loan or loans (each a “Swingline Loan” and, collectively, the “Swingline Loans”) to the Parent Borrower on behalf of the Borrowers, which Swingline Loans (i) shall be ABR Loans, (ii) shall have the benefit of the provisions of Section 2.1(d), (iii) shall not exceed at any time outstanding the Swingline Commitment, (iv) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures at such time exceeding the lesser of the Applicable Borrowing Base and the Total Revolving Credit Commitment then in effect, (v) may be repaid and reborrowed in accordance with the provisions hereof, and (vi) shall reduce the total availability of Revolving Credit Loans on a dollar-for-dollar basis.  Each outstanding Swingline Loan shall be repaid in full on the Swingline Maturity Date.  The Swingline Lender shall not make any Swingline Loan after receiving a written notice from the Parent Borrower on behalf of the Borrowers or any Lender stating that a Default or Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice of (i) rescission of all such notices from the party or parties originally delivering such notice or (ii) the waiver of such Default or Event of Default in accordance with the provisions of Section 13.1.  All Swingline Loans shall be Tranche A Loans and no Swingline Loan shall be made until the Borrowers have borrowed the full amount under the Tranche A-1 Commitments.

(c)           On any Business Day but not less frequently than once per week, the Swingline Lender may, in its sole discretion, give notice to each Tranche A Lender that all then-outstanding Swingline Loans shall be funded with a Borrowing of Tranche A Loans, in which case Tranche A Loans constituting ABR Loans (each such Borrowing, a “Mandatory Borrowing”) shall be made on the immediately succeeding Business Day by each Tranche A Lender pro rata based on each Tranche A Lender’s Tranche A Commitment Percentage, and the proceeds thereof shall be applied directly to the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans.  Each Tranche A Lender hereby irrevocably agrees to make such Tranche A Loans upon one Business Day’s notice pursuant to each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified to it in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the minimum amount for each Borrowing specified in Section 2.2, (ii) whether any conditions specified in Section 7 are then satisfied, (iii) whether a Default or an Event of Default has occurred and is continuing, (iv) the date of such Mandatory Borrowing or (v) any reduction in the Tranche A Commitment or the Tranche A Borrowing Base after any such Swingline Loans were made.  In the event that, in the sole judgment of the Swingline Lender, any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including as a result of the commencement of a proceeding under the Bankruptcy Code in respect of any Borrower), each Tranche A Lender hereby agrees that it shall forthwith purchase from the Swingline Lender (without recourse or warranty) such participation of the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective Tranche A Commitment Percentages, provided that all principal and interest payable on such Swingline Loans shall be for the account of the Swingline Lender until the date the respective participation is purchased and, to the extent attributable to the purchased participation, shall be payable to such Lender purchasing same from and after such date of purchase.

(d)           Subject to the limitations set forth below (and notwithstanding anything to the contrary in Section 2.1(a)(iv) or in Section 7) the Administrative Agent is authorized by the Parent Borrower on behalf of the Borrowers and the Lenders, from time to time in the Administrative Agent’s sole discretion (but shall have absolutely no obligation), to make Revolving Credit Loans that are ABR Loans on behalf of all Tranche A Lenders to the Parent Borrower on behalf of the Borrowers, at any time that any condition precedent set forth in Section 7 has not been satisfied or waived, which the Administrative Agent, in its Permitted Discretion, deems necessary or desirable (x) to preserve or protect the Collateral, or any portion thereof or (y) to enhance the likelihood of, or maximize the amount of, repayment of the Loans and other Obligations (each such loan, a “Protective Advance”).  Any Protective Advance may be made in a principal amount that would cause the aggregate amount of the Lenders’ Revolving Credit Exposures to exceed the Tranche A Borrowing Base; provided that no Protective Advance may be made to the extent that, after giving effect to such Protective Advance (together with the outstanding principal amount of any outstanding Protective Advances), the aggregate principal amount of all Protective Advances outstanding hereunder would exceed 5% of the Tranche A Borrowing Base as determined on the date of such proposed Protective Advance; providedfurther that (i) the aggregate amount of outstanding Protective Advances plus the aggregate Revolving Credit Exposures at such time shall not exceed the Total Revolving Credit Commitment as then in effect and (ii) the aggregate amount of outstanding Protective Advances plus the aggregate Revolving Credit Exposures (other than with respect to Tranche A-1 Loans) at such time shall not exceed the Total Revolving Credit Commitment (other than with respect to the aggregate Tranche A-1 Commitments) as then in effect.  Each Protective Advance shall be secured by the Liens in favor of the Collateral Agent on behalf of the Secured Parties in and to the Collateral and shall constitute Obligations hereunder.  The Administrative Agent’s authorization to make Protective Advances may be revoked at any time by the Required Lenders.  Any such revocation must be in writing and will become effective prospectively upon the Administrative Agent’s receipt thereof.  The making of a Protective Advance on any one occasion shall not obligate the Administrative Agent to make any Protective Advance on any other occasion and under no circumstance shall the Parent Borrower have the right to require that a Protective Advance be made.  At any time that the conditions precedent set forth in Section 7 have been satisfied or waived, the Administrative Agent may request the Tranche A Lenders to make a Tranche A Loan to repay a Protective Advance.  At any other time, the Administrative Agent may require the Lenders to fund their risk participations described in Section 2.1(e).

(e)           Upon the making of a Protective Advance by the Administrative Agent (whether before or after the occurrence of a Default or an Event of Default), each Tranche A Lender shall be deemed, without further action by any party hereto, unconditionally and irrevocably to have purchased from the Administrative Agent, without recourse or warranty, an undivided interest and participation in such Protective Advance in proportion to its Tranche A Commitment Percentage.  From and after the date, if any, on which any Lender is required to fund its participation in any Protective Advance purchased hereunder, the Administrative Agent shall promptly distribute to such Lender such Lender’s Tranche A Commitment Percentage of all payments of principal and interest and all proceeds of Collateral received by the Administrative Agent in respect of such Protective Advance.

2.2.           Minimum Amount of Each Borrowing; Maximum Number of Borrowings.   The aggregate principal amount of (i) each Borrowing of Revolving Credit Loans shall be in a minimum amount of at least the Minimum Borrowing Amount for such Type of Loans and in a multiple of $100,000 in excess thereof and (ii) Swingline Loans shall be in a minimum amount of at least the Minimum Borrowing Amount for Swingline Loans and in a multiple of $100,000 in excess thereof (except that Mandatory Borrowings and Protective Advances shall be made in the amounts required by Sections 2.1(c) and 2.1(d), respectively, and Revolving Credit Loans to reimburse the Letter of Credit Issuer with respect to any Unpaid Drawing shall be made in the amounts required by Section 3.3 or Section 3.4, as applicable).  More than one Borrowing may be incurred on any date, provided that at no time shall there be outstanding more than 20 Borrowings of LIBOR Loans under this Agreement.

2.3.           Notice of Borrowing; Determination of Class of Loans.

(a)           Whenever any Borrower desires to incur Revolving Credit Loans (other than Mandatory Borrowings or borrowings to repay Unpaid Drawings), the Parent Borrower on behalf of the Borrowers shall give the Administrative Agent at the Administrative Agent’s Office, (i) prior to 1:00 p.m. (New York City time) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Revolving Credit Loans if such Revolving Credit Loans are to be initially LIBOR Loans (or prior to 9:00 a.m. (New York City time) two Business Days’ prior written notice in the case of a Borrowing of Revolving Credit Loans to be made on the Closing Date initially as LIBOR loans) and (ii)  written notice (or telephonic notice promptly confirmed in writing) prior to 1:00 p.m. (New York City time) on the date of each Borrowing of Revolving Credit Loans that are to be ABR Loans.  Such notice (together with each notice of a Borrowing of Swingline Loans pursuant to Section 2.3(b), a “Notice of Borrowing”) shall specify (i) the aggregate principal amount of the Revolving Credit Loans to be made pursuant to such Borrowing, (ii) the date of the Borrowing (which shall be a Business Day) and (iii) whether the respective Borrowing shall consist of ABR Loans and/or LIBOR Loans and, if LIBOR Loans, the Interest Period to be initially applicable thereto (if no Interest Period is selected, the Parent Borrower shall be deemed to have selected an Interest Period of one month’s duration).  The Administrative Agent shall promptly give each Revolving Credit Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Revolving Credit Loans, of such Lender’s Revolving Credit Commitment Percentage thereof and of the other matters covered by the related Notice of Borrowing.

(b)          Whenever any Borrower desires to incur Swingline Loans hereunder, the Parent Borrower on behalf of the Borrowers shall give the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Swingline Loans prior to 2:00 p.m. (New York City time) on the date of such Borrowing.  Each such notice shall specify (i) the aggregate principal amount of the Swingline Loans to be made pursuant to such Borrowing and (ii) the date of Borrowing (which shall be a Business Day).  The Administrative Agent shall promptly give the Swingline Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Swingline Loans and of the other matters covered by the related Notice of Borrowing.

(c)          Mandatory Borrowings shall be made upon the notice specified in Section 2.1(c), with the Parent Borrower on behalf of the Borrowers irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of Mandatory Borrowings as set forth in such Section.

(d)          Borrowings to reimburse Unpaid Drawings shall be made upon the notice specified in Section 3.4(a).

(e)          Without in any way limiting the obligation of any Borrower to confirm in writing any notice it may give hereunder by telephone, the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of such Borrower.

(f)          Notwithstanding anything to the contrary contained herein, all Loans to the Borrowers shall be made as Tranche A-1 Loans until, as of the time of any Notice of Borrowing, the aggregate outstanding principal amount of such Loans equals the Tranche A-1 Commitments then in effect and thereafter all Loans shall be Tranche A Loans.  If any Tranche A-1 Loan is prepaid in part pursuant to the terms hereof, any Loans to the Borrowers thereafter requested shall be Tranche A-1 Loans until, as of the time of any Notice of Borrowing, the aggregate outstanding principal amount of all Tranche A-1 Loans equals the Tranche A-1 Commitments then in effect and thereafter all Loans shall be Tranche A Loans (until another such prepayment, as described in this sentence).

2.4.           Disbursement of Funds.

(a)           No later than 1:00 p.m. (New York City time) on the date specified in each Notice of Borrowing (including Mandatory Borrowings), each Lender will make available its pro rata portion, if any, of each Borrowing requested to be made on such date in the manner provided below, provided that all Swingline Loans shall be made available in the full amount thereof by the Swingline Lender no later than 2:00 p.m. (New York City time) on the date requested; provided, further, that on the Closing Date, such funds may be available at such earlier time as may be agreed among the Lenders, the Borrower and the Administrative Agent for the purpose of consummating the Transactions.

(b)          Each Lender shall make available all amounts it is to fund to the Parent Borrower on behalf of the Borrowers under any Borrowing for its applicable Commitments in immediately available funds to the Administrative Agent at the Administrative Agent’s Office in Dollars, and the Administrative Agent will (except in the case of Mandatory Borrowings and Borrowings to repay Unpaid Drawings) make available to the Parent Borrower on behalf of the Borrowers, by depositing to an account designated by the Parent Borrower on behalf of the Borrowers to the Administrative Agent the aggregate of the amounts so made available in Dollars.  Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the Parent Borrower on behalf of the Borrowers a corresponding amount.  If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available such amount to the Parent Borrower on behalf of the Borrowers, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender.  If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor the Administrative Agent shall promptly notify the Borrowers and the Borrowers shall immediately pay such corresponding amount to the Administrative Agent in Dollars.  The Administrative Agent shall also be entitled to recover from such Lender or the Borrowers interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrowers to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Overnight Rate or (ii) if paid by the Borrowers, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.

(c)           Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that any Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).

2.5.           Repayment of Loans; Evidence of Debt.

(a)           The Parent Borrower on behalf of the Borrowers shall repay to the Administrative Agent, for the benefit of the Revolving Credit Lenders, on the Maturity Date, the then outstanding Revolving Credit Loans made to the Borrowers.  The Parent Borrower on behalf of the Borrowers shall repay to the Administrative Agent, for the account of the Swingline Lender, on the Swingline Maturity Date, the then outstanding Swingline Loans.

(b)          The Parent Borrower on behalf of the Borrowers shall repay to the Administrative Agent the then unpaid amount of each Protective Advance on the Maturity Date.

(c)          [Reserved].

(d)          Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement.

(e)          The Administrative Agent shall maintain the Register pursuant to Section 13.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder, whether such Loan is a Revolving Credit Loan, Protective Advance or Swingline Loan, as applicable, the Type of each Loan made and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender or the

Swingline Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrowers and each Lender’s share thereof.

(f)          The entries made in the Register and accounts and subaccounts maintained pursuant to clauses (d) and (e) of this Section 2.5 shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrowers therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the applicable Borrower to repay (with applicable interest) the Loans made to the Borrowers by such Lender in accordance with the terms of this Agreement.

2.6.           Conversions and Continuations.

(a)           Subject to the penultimate sentence of this clause (a), (x) the Parent Borrower on behalf of the Borrowers shall have the option on any Business Day to convert all or a portion equal to at least $5,000,000 plus $1,000,000 increments in excess thereof of the outstanding principal amount of Revolving Credit Loans of one Type into a Borrowing or Borrowings of another Type and (y) the Parent Borrower on behalf of the Borrowers shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Loans as LIBOR Loans for an additional Interest Period, provided that (i) no partial conversion of LIBOR Loans shall reduce the outstanding principal amount of LIBOR Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount, (ii) ABR Loans may not be converted into LIBOR Loans if a Default or Event of Default is in existence on the date of the conversion and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such conversion, (iii) LIBOR Loans may not be continued as LIBOR Loans for an additional Interest Period if a Default or Event of Default is in existence on the date of the proposed continuation and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, (iv) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2 and (v) Swingline Loans and Protective Advances may not be converted to LIBOR Loans.  Each such conversion or continuation shall be effected by the Parent Borrower by giving the Administrative Agent at the Administrative Agent’s Office prior to 1:00 p.m. (New York City time) at least (i) three Business Days’, in the case of a continuation of or conversion to LIBOR Loans or (ii) one Business Day’s in the case of a conversion into ABR Loans, prior written notice (or telephonic notice promptly confirmed in writing) (each, a “Notice of Conversion or Continuation”) specifying the Loans to be so converted or continued, the Type of Loans to be converted into or continued and, if such Loans are to be converted into or continued as LIBOR Loans, the Interest Period to be initially applicable thereto (if no Interest Period is selected, the Parent Borrower shall be deemed to have selected an Interest Period of one month’s duration).  The Administrative Agent shall give each applicable Lender notice as promptly as practicable of any such proposed conversion or continuation affecting any of its Loans.

(b)          If any Default or Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, such

LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans.  If upon the expiration of any Interest Period in respect of LIBOR Loans, the Parent Borrower has failed to elect a new Interest Period to be applicable thereto as provided in clause (a) above, the Parent Borrower shall be deemed to have elected to convert such Borrowing of LIBOR Loans into a Borrowing of ABR Loans, effective as of the expiration date of such current Interest Period.

2.7.           Pro Rata Borrowings.   Each Borrowing of Revolving Credit Loans under this Agreement shall be made by the Lenders pro rata on the basis of their then applicable Revolving Credit Commitment Percentages.  It is understood that (a) no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender severally but not jointly shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and (b) failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligation under any Credit Document.

2.8.           Interest.

(a)           The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin plus the ABR, in each case, in effect from time to time.

(b)          The unpaid principal amount of each LIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin plus the relevant LIBOR Rate.

(c)          If all or a portion of (i) the principal amount of any Loan or (ii) any interest payable thereon shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum that is (the “Default Rate”) (x) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2% or (y) in the case of any overdue interest, to the extent permitted by applicable law, the rate described in Section 2.8(a)plus 2% from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).

(d)          Interest on each Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof and shall be payable in Dollars; provided that any Loan that is repaid on the same date on which it is made shall bear interest for one day.  Except as provided below, interest shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the first Business Day of each February, May, August and November, (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, (iii) in respect of each Loan, (A) on any prepayment, (B) at maturity (whether by acceleration or otherwise) and (C) after such maturity, on demand.

(e)          All computations of interest hereunder shall be made in accordance with Section 5.5.

(f)          The Administrative Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the Parent Borrower and the relevant Lenders thereof.  Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

2.9.           Interest Periods.   At the time the Parent Borrower gives a Notice of Borrowing or Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans in accordance with Section 2.6(a), the Parent Borrower shall give the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of the Interest Period applicable to such Borrowing, which Interest Period shall, at the option of the Parent Borrower be a one, two, three or six or (if available to all the Lenders making such LIBOR Loans as determined by such Lenders in good faith based on prevailing market conditions) a nine or twelve month period.

Notwithstanding anything to the contrary contained above:

(a)           the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b)           if any Interest Period relating to a Borrowing of LIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c)           if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day, provided that if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; and

(d)           no Borrower shall be entitled to elect any Interest Period in respect of any LIBOR Loan if such Interest Period would extend beyond the Maturity Date.

2.10.      Increased Costs, Illegality, Etc.

(a)           In the event that (x) in the case of clause (i) below, the Administrative Agent or (y) in the case of clauses (ii) and (iii) below, any Lender shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i)            on any date for determining the LIBOR Rate for any Interest Period that (x)  deposits in the principal amounts and currencies of the Loans comprising such LIBOR Borrowing are not generally available in the relevant market or (y) by reason of any changes arising on or after the Closing Date affecting the interbank LIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate; or

(ii)            at any time, that such Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBOR Loans (other than any increase or reduction attributable to Taxes) because of (x) any change since the date hereof in any applicable law, governmental rule, regulation, guideline or order (or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, guideline or order), such as, for example, without limitation, a change in official reserve requirements, and/or (y) other circumstances affecting the interbank LIBOR market or the position of such Lender in such market; or

(iii)           at any time, that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Lender in good faith with any law, governmental rule, regulation, guideline or order (or would conflict with any such governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the date hereof that materially and adversely affects the interbank LIBOR market;

then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Parent Borrower on behalf of the Borrowers and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders).  Thereafter (x) in the case of clause (i) above, LIBOR Loans shall no longer be available until such time as the Administrative Agent notifies the Parent Borrower and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Borrowing or Notice of Conversion given by the Parent Borrower with respect to LIBOR Loans that have not yet been incurred shall be deemed rescinded by the Parent Borrower, (y) in the case of clause (ii) above, the Borrowers shall pay to such Lender, promptly after receipt of written demand therefor such additional amounts as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Parent Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of subclause (iii) above, the Borrowers shall take one of the actions specified in Section 2.10(b) as promptly as possible and, in any event, within the time period required by law.

(b)            At any time that any LIBOR Loan is affected by the circumstances described in Section 2.10(a)(ii) or (iii), the Parent Borrower on behalf of the Borrowers may (and in the case of a LIBOR Loan affected pursuant to Section 2.10(a)(iii) shall) either (x) if the affected LIBOR Loan is then being made pursuant to a Borrowing, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that the Parent Borrower was notified by a Lender pursuant to Section 2.10(a)(ii)

or (iii) or (y) if the affected LIBOR Loan is then outstanding, upon at least three Business Days’ notice to the Administrative Agent, require the affected Lender to convert each such LIBOR Loan into an ABR Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

(c)            If, after the date hereof, any Change in Law relating to capital adequacy of any Lender or compliance by any Lender or its parent with any Change in Law relating to capital adequacy occurring after the date hereof, has or would have the effect of reducing the rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such Change in Law (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy), then from time to time, promptly after demand by such Lender (with a copy to the Administrative Agent), the Borrowers shall pay to such Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender’s compliance with, or pursuant to any request or directive to comply with, any law, rule or regulation as in effect on the date hereof.  Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Parent Borrower, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the Borrowers’ obligations to pay additional amounts pursuant to this Section 2.10(c) upon receipt of such notice.

(d)            It is understood that this Section 2.10 shall not apply to (i) Taxes indemnifiable under Section 5.4, (ii) net income taxes and franchise and excise taxes (imposed in lieu of net income taxes) imposed on any Agent or Lender or (iii) Taxes included under clauses (c) and (d) of the definition of Excluded Taxes.

2.11.        Compensation.    If (a) any payment of principal of any LIBOR Loan is made by any Borrower to or for the account of a Lender other than on the last day of the Interest Period for such LIBOR Loan as a result of a payment or conversion pursuant to Section 2.5, 2.6, 2.10, 5.1, 5.2 or 13.7, as a result of acceleration of the maturity of the Loans pursuant to Section 11 or for any other reason, (b) any Borrowing of LIBOR Loans is not made as a result of a withdrawn Notice of Borrowing, (c) any ABR Loan is not converted into a LIBOR Loan as a result of a withdrawn Notice of Conversion or Continuation, (d) any LIBOR Loan is not continued as a LIBOR Loan, as the case may be, as a result of a withdrawn Notice of Conversion or Continuation or (e) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 5.1 or 5.2, the Borrowers shall after the Parent Borrower’s receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Loan.

2.12.        Change of Lending Office.   Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 3.5 or 5.4 with respect to such Lender, it will, if requested by the Parent Borrower use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section.  Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrowers or the right of any Lender provided in Section 2.10, 3.5 or 5.4.

2.13.        Notice of Certain Costs.    Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Section 2.10, 2.11, 3.5 or 5.4 is given by any Lender more than 180 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Section 2.10, 2.11, 3.5 or 5.4, as the case may be, for any such amounts incurred or accruing prior to the 181st day prior to the giving of such notice to the Parent Borrower.

2.14.        Incremental Facilities.

(a)           The Parent Borrower on behalf of the Borrowers may by written notice to the Administrative Agent elect to request the establishment of one or more increases in Tranche A Commitments (the “New Revolving Credit Commitments”), by an amount not in excess of the Maximum Incremental Facilities Amount in the aggregate from the Closing Date and not less than $50,000,000 individually (or such lesser individual amount as shall constitute all remaining available amounts under the Maximum Incremental Facilities Amount on such date).  Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Parent Borrower proposes that the New Revolving Credit Commitments shall be effective, which shall be a date not less than ten Business Days after the date on which such notice is delivered to the Administrative Agent.  The Parent Borrower may approach any Lender or any other Person (other than a natural person) with the consent of the Administrative Agent (such consent not to be unreasonably withheld) to provide all or a portion of the New Revolving Credit Commitments; provided that any Lender offered or approached to provide all or a portion of the New Revolving Credit Commitments may elect or decline, in its sole discretion, to provide a New Revolving Credit Commitment.  In each case, such New Revolving Credit Commitments shall become effective as of the applicable Increased Amount Date; provided that (i) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such New Revolving Credit Commitments, as applicable; (ii) both before and after giving effect to the making of any Series of Revolving Credit Loans, each of the conditions set forth in Section 7 shall be satisfied; (iii) the New Revolving Credit Commitments shall be effected pursuant to one or more Joinder Agreements executed and delivered by the Borrowers and Administrative Agent, and each of which shall be recorded in the Register and shall be subject to the requirements set forth in Section 5.4(e); (iv) the Parent Borrower on behalf of the Borrowers shall make any payments required pursuant to Section 2.11 in connection with the New Revolving Credit Commitments, as applicable; and (v) the Parent Borrower shall deliver or cause to be delivered any legal opinions or other documents reasonably requested by

Administrative Agent in connection with any such transaction.  Any New Revolving Loans made on an Increased Amount Date shall be designated, a separate series (a “Series”) of New Revolving Credit for all purposes of this Agreement.

(b)          On any Increased Amount Date on which New Revolving Loan Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Lenders with Tranche A Commitments shall assign to each Lender with a New Revolving Credit Commitment (each, a “New Revolving Loan Lender”) and each of the New Revolving Loan Lenders shall purchase from each of the Lenders with Tranche A Commitments, at the principal amount thereof (together with accrued interest), such interests in the Tranche A Loans outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Tranche A Loans will be held by existing Tranche A Lenders and New Revolving Loan Lenders ratably in accordance with their Tranche A Commitments after giving effect to the addition of such New Revolving Credit Commitments to the Tranche A Commitments, (b) each New Revolving Credit Commitment shall be deemed for all purposes a Tranche A Commitment and each Loan made thereunder (a “New Revolving Loan”) shall be deemed, for all purposes, a Tranche A Loan and (c) each New Revolving Loan Lender shall become a Lender with respect to the New Revolving Loan Commitment and all matters relating thereto.  For avoidance of doubt, on and after any Increased Amount Date, no Lender shall be required to incur Revolving Credit Exposure in excess of such Lender’s Revolving Credit Commitment as of the day immediately preceding such Increased Amount Date unless, and then only to the extent, that such Lender has issued a New Revolving Credit Commitment effective as of such Increased Amount Date.  Notwithstanding anything to the contrary contained herein, (x) to the extent the first $100,000,000 of the Maximum Incremental Facilities Amount, or any portion thereof, shall comprise New Revolving Credit Commitments to be obtained by the Parent Borrower pursuant to this Section 2.14, such New Revolving Credit Commitments (and corresponding New Revolving Loans) shall not be permitted to be obtained hereunder unless the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio, on a Pro Forma basis after giving effect to the incurrence of such Indebtedness, shall be no greater than 4.25 to 1.00 on the date of such incurrence (based on the Consolidated EBITDA as of the most recent Test Period); and (y) with respect to all remaining New Revolving Credit Commitments to be obtained by the Parent Borrower pursuant to this Section 2.14, such New Revolving Credit Commitments (and corresponding New Revolving Loans) shall not be permitted to be obtained hereunder unless the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio, on a Pro Forma basis after giving effect to the incurrence of such Indebtedness, shall be no greater than 4.00 to 1.00 on the date of such incurrence (based on the Consolidated EBITDA as of the most recent Test Period).

(c)          [Reserved].

(d)          The terms and provisions of the New Revolving Loans and New Revolving Credit Commitments shall be, except as otherwise set forth herein or in the applicable Joinder Agreement identical to the existing Tranche A Loans and the Tranche A Commitment.

(e)          Each Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provision of this Section 2.14.

2.15.        Reserves, etc.   Notwithstanding anything in this Agreement to the contrary, the Administrative Agent or the Collateral Agent may at any time and from time to time in the exercise of its Permitted Discretion (a) establish and increase or decrease Reserves and (b) adjust any of the applicable criteria, establish new eligibility or ineligibility criteria and reduce advance rates (or increase advance rates up to the levels in effect on the Closing Date) with respect to Eligible Accounts, Eligible Credit Card Receivables and Eligible Inventory; provided that the Administrative Agent or the Collateral Agent, as the case may be, shall have provided the Parent Borrower at least three Business Days’ prior written notice of any such establishment, increase, decrease or adjustment; and providedfurther that circumstances, conditions, events or contingencies arising prior to the Closing Date and disclosed to the Lead Arrangers and the Administrative Agent prior to the Closing Date shall not be the basis for any establishment or modification of Reserves, eligibility criteria or advance rates unless (i) in the case of Reserves and eligibility criteria, such Reserves or eligibility criteria (A) were established on the Closing Date, or (B) relate to taxes, whether or not existing on the Closing Date or (ii) such circumstances, conditions, events or contingencies shall have changed in a material respect since the Closing Date.  The amount of any Reserve established by the Administrative Agent or the Collateral Agent, as the case may be, shall have a reasonable relationship to the event, condition, other circumstance or new fact that is the basis for the Reserve.  Upon delivery of such notice, the Administrative Agent or the Collateral Agent, as the case may be, shall be available to discuss the proposed Reserve or increase, and the Credit Parties may take such action as may be required so that the event, condition, circumstance or new fact that is the basis for such Reserve or increase no longer exists, in a manner and to the extent reasonably satisfactory to the Administrative Agent or the Collateral Agent, as the case may be, in the exercise of its Permitted Discretion.  In no event shall such notice and opportunity limit the right of the Administrative Agent or the Collateral Agent, as the case may be, to establish or change such Reserve, unless the Administrative Agent or the Collateral Agent, as the case may be, shall have determined in its Permitted Discretion that the event, condition, other circumstance or new fact that is the basis for such new Reserve or such change no longer exits or has otherwise been adequately addressed by the Credit Parties.

SECTION 3.      Letters of Credit

3.1.          Letters of Credit

(a)           Subject to and upon the terms and conditions herein set forth, at any time and from time to time after the Closing Date and prior to the L/C Maturity Date, the Letter of Credit Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 3, to issue upon the request of the Parent Borrower and for the direct or indirect benefit of the Borrowers and the Restricted Subsidiaries, a letter of credit or letters of credit (the “Letters of Credit” and each, a “Letter of Credit”) in such form and with such Issuer Documents as may be approved by the Letter of Credit Issuer in its reasonable discretion; provided that the Parent Borrower shall be a co-applicant, and jointly and severally liable with respect to each Letter of Credit issued for the account of a Restricted Subsidiary that is not a Borrower.

(b)           Notwithstanding the foregoing, (i) no Letter of Credit shall be issued the Stated Amount of which, when added to the Letters of Credit Outstanding at such time, would exceed the Letter of Credit Commitment then in effect; (ii) no Letter of Credit shall be issued the Stated Amount of which would cause the aggregate amount of the Tranche A Lenders’ Revolving Credit Exposures at such time to exceed the lesser of the Tranche A Borrowing Base and the Tranche A Commitment then in effect; (iii) each Letter of Credit shall have an expiration date occurring no later than one year after the date of issuance thereof, unless otherwise agreed upon by the Administrative Agent and the Letter of Credit Issuer, provided that in no event shall such expiration date occur later than the L/C Maturity Date; (iv) each Letter of Credit shall be denominated in Dollars; (v) no Letter of Credit shall be issued if it would be illegal under any applicable law for the beneficiary of the Letter of Credit to have a Letter of Credit issued in its favor; and (vi) no Letter of Credit shall be issued by a Letter of Credit Issuer after it has received a written notice from any Credit Party or the Administrative Agent or the Required Lenders stating that a Default or Event of Default has occurred and is continuing until such time as the Letter of Credit Issuer shall have received a written notice of (x) rescission of such notice from the party or parties originally delivering such notice or (y) the waiver of such Default or Event of Default in accordance with the provisions of Section 13.1.

(c)           Upon at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent and the Letter of Credit Issuer (which notice the Administrative Agent shall promptly transmit to each of the applicable Lenders), the Parent Borrower on behalf of the Borrowers shall have the right, on any day, permanently to terminate or reduce the Letter of Credit Commitment in whole or in part, provided that, after giving effect to such termination or reduction, the Letters of Credit Outstanding shall not exceed the Letter of Credit Commitment.

(d)           The parties hereto agree that the Existing Letters of Credit shall be deemed to be Letters of Credit for all purposes under this Agreement, without any further action by the Parent Borrower, the Letter of Credit Issuer or any other Person.

(e)           If any L/C Obligation remains upon the termination of the Revolving Credit Commitments, to the extent (i) the lesser of (x) the Tranche A-1 Commitments and (y) the Applicable Borrowing Base exceeds (ii) the aggregate principal amount of all outstanding Tranche A-1 Loans (the “Excess Amount”) upon such termination of the Revolving Credit Commitments, the Tranche A Lenders shall be deemed to have sold to each Tranche A-1 Lender, and each Tranche A-1 Lender shall be deemed to have irrevocably and unconditionally so purchased from the Tranche A Lenders, without recourse or warranty, an undivided interest and participation (to the extent of such Tranche A-1 Lender’s Applicable Percentage of the lesser of such Excess Amount and such undivided interest and participation of each Tranche A Lender in such L/C Obligations) in each drawing thereunder and the obligations of the Borrowers under this Agreement and the other Loan Documents with respect thereto and such Tranche A-1 Lenders shall be L/C Participants for all purposes hereunder.

3.2.           Letter of Credit Requests

(a)           Whenever any Borrower desires that a Letter of Credit be issued for its account, the Parent Borrower on behalf of such Borrower shall give the Administrative Agent and the Letter of Credit Issuer a Letter of Credit Request by no later than 11:00 a.m. (New York City time) at least two (or such lesser number as may be agreed upon by the Administrative Agent and the Letter of Credit Issuer) Business Days prior to the proposed date of issuance.  Each notice shall be executed by the Parent Borrower and shall be in the form of Exhibit G or such other form (including by electronic or fax transmission) as agreed between the Parent Borrower, the Administrative Agent and the Letter of Credit Issuer (each a “Letter of Credit Request”).  No Letter of Credit Issuer shall issue any Letters of Credit unless such Letter of Credit Issuer shall have received notice from the Administrative Agent that the conditions to such issuance have been met, which notice shall be deemed given (x) if the Letter of Credit Issuer has not received notice from the Administrative Agent that the conditions to such issuance have been met within two Business Days after the date of the applicable Letter of Credit Request or (y) if the aggregate amount of Letters of Credit Outstanding issued by such Letter of Credit Issuer then outstanding does not exceed the amount theretofore agreed to by the Parent Borrower or such Borrower, as applicable, the Administrative Agent and such Letter of Credit Issuer, and the Administrative Agent has not otherwise notified such Letter of Credit Issuer that it may no longer rely on this subclause (y).

(b)           If the Parent Borrower on behalf of any Borrower so requests in any applicable Letter of Credit Request, the Letter of Credit Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “Auto-Extension Letter of Credit”); provided that any such Auto-Extension Letter of Credit must permit the Letter of Credit Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.  Unless otherwise directed by the Letter of Credit Issuer, the Parent Borrower shall not be required to make a specific request to the Letter of Credit Issuer for any such extension.  Once an Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the Letter of Credit Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the L/C Maturity Date; provided, however, that the Letter of Credit Issuer shall not permit any such extension if (A) the Letter of Credit Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (b) of Section 3.1 or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Lender or the Parent Borrower that one or more of the applicable conditions specified in Sections 6 and 7 are not then satisfied, and in each such case directing the Letter of Credit Issuer not to permit such extension.

(c)           Each Letter of Credit Issuer (other than CIT or any of its Affiliates) shall, at least once each week, provide the Administrative Agent a list of all Letters of Credit (including any Existing Letter of Credit) issued by it that are outstanding at such time; provided, that upon written request from the Administrative Agent, such Letter of Credit Issuer shall thereafter notify the Administrative Agent in writing on each Business Day of all Letters of Credit issued on the prior Business Day by such Letter of Credit Issuer.

(d)           The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the applicable Borrower that the Letter of Credit may be issued in accordance with, and will not violate the requirements of, Section 3.1(b).

3.3.           Letter of Credit Participations.

(a)           Immediately upon the issuance by the Letter of Credit Issuer of any Letter of Credit (and on the Closing Date in respect of Existing Letters of Credit), the Letter of Credit Issuer shall be deemed to have sold and transferred to each Tranche A Lender (each such Tranche A Lender, in its capacity under this Section 3.3, together with each Tranche A-1 Lender under Section 3.1(e), an “L/C Participant”), and each such L/C Participant shall be deemed irrevocably and unconditionally to have purchased and received from the Letter of Credit Issuer, without recourse or warranty, an undivided interest and participation (each an “L/C Participation”), to the extent of such L/C Participant’s Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount), in each Letter of Credit, each substitute therefor, each drawing made thereunder and the obligations of the Borrowers under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto.

(b)           In determining whether to pay under any Letter of Credit, the relevant Letter of Credit Issuer shall have no obligation relative to the L/C Participants other than to confirm that (i) any documents required to be delivered under such Letter of Credit have been delivered, (ii) the Letter of Credit Issuer has examined the documents with reasonable care and (iii) the documents appear to comply on their face with the requirements of such Letter of Credit.  Any action taken or omitted to be taken by the relevant Letter of Credit Issuer under or in connection with any Letter of Credit issued by it, if taken or omitted in the absence of gross negligence or willful misconduct, shall not create for the Letter of Credit Issuer any resulting liability.

(c)           In the event that the Letter of Credit Issuer makes any payment under any Letter of Credit issued by it and the Borrowers shall not have repaid such amount in full to the respective Letter of Credit Issuer pursuant to Section 3.4(a), the Letter of Credit Issuer shall promptly notify the Administrative Agent and each L/C Participant of such failure, and each such L/C Participant shall promptly and unconditionally pay to the Administrative Agent for the account of the Letter of Credit Issuer, the amount of such L/C Participant’s Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of such unreimbursed payment in Dollars and in immediately available funds; provided, however, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of such unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under any such Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.  Each L/C Participant shall make available to the Administrative Agent for the account of the Letter of Credit Issuer such L/C Participant’s Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of the amount of such payment no later than 12:00 Noon (New York City time) on the first Business Day after the date notified by the Letter of Credit Issuer in immediately available funds.  If and to the extent such L/C Participant shall not have so made its Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of the amount of such payment available to the Administrative Agent for the account of the Letter of Credit Issuer, such L/C Participant agrees to pay to the Administrative Agent for the account of the Letter of Credit Issuer, forthwith on demand, such amount, together with interest thereon for each day from such date until the date such amount is paid to the Administrative Agent for the account of the Letter of Credit Issuer at a rate per annum equal to the Overnight Rate from time to time then in effect, plus any administrative, processing or similar fees customarily charged by the Letter of Credit Issuer in connection with the foregoing.  The failure of any L/C Participant to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of any payment under any Letter of Credit shall not relieve any other L/C Participant of its obligation hereunder to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of any payment under such Letter of Credit on the date required, as specified above, but no L/C Participant shall be responsible for the failure of any other L/C Participant to make available to the Administrative Agent such other L/C Participant’s Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) Commitment Percentage of any such payment.

(d)          Whenever the Letter of Credit Issuer receives a payment in respect of an unpaid reimbursement obligation as to which the Administrative Agent has received for the account of the Letter of Credit Issuer any payments from the L/C Participants pursuant to clause (c) above, the Letter of Credit Issuer shall pay to the Administrative Agent and the Administrative Agent shall promptly pay to each L/C Participant that has paid its Tranche A Commitment Percentage (or Tranche A-1 Commitment Percentage, as applicable, with respect to any Excess Amount) of such reimbursement obligation, in Dollars and in immediately available funds, an amount equal to such L/C Participant’s share (based upon the proportionate aggregate amount originally funded by such L/C Participant to the aggregate amount funded by all L/C Participants) of the principal amount so paid in respect of such reimbursement obligation and interest thereon accruing after the purchase of the respective L/C Participations at the Overnight Rate.

(e)          The obligations of the L/C Participants to make payments to the Administrative Agent for the account of a Letter of Credit Issuer with respect to Letters of Credit shall be irrevocable and not subject to counterclaim, set-off or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including under any of the following circumstances:

  (i)       any lack of validity or enforceability of this Agreement or any of the other Credit Documents;

  (ii)                  the existence of any claim, set-off, defense or other right that a Borrower may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, the Letter of Credit Issuer, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between a Borrower and the beneficiary named in any such Letter of Credit);

  (iii)                  any draft, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

  (iv)                  the surrender or impairment of any security for the performance or observance of any of the terms of any of the Credit Documents; or

  (v)                  the occurrence of any Default or Event of Default;

provided, however, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Tranche A Commitment Percentage (or Tranche A11 Commitment Percentage, as applicable, with respect to any Excess Amount) of any unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under a Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.

3.4.           Agreement to Repay Letter of Credit Drawings

(a)           The Borrowers hereby agree to reimburse the Letter of Credit Issuer, by making payment in Dollars to the Administrative Agent in immediately available funds, for any payment or disbursement made by the Letter of Credit Issuer under any Letter of Credit (each such amount so paid until reimbursed, an “Unpaid Drawing”) no later than the date that is one Business Day after the date on which the Parent Borrower receives notice of such payment or disbursement (the “Reimbursement Date”), with interest on the amount so paid or disbursed by the Letter of Credit Issuer, to the extent not reimbursed prior to 5:00 p.m. (New York City time) on the Reimbursement Date, from the Reimbursement Date to the date the Letter of Credit Issuer is reimbursed therefor at a rate per annum that shall at all times be the Applicable Margin plus the ABR as in effect from time to time, provided that, notwithstanding anything contained in this Agreement to the contrary, (i) unless the Parent Borrower on behalf of the Borrowers shall have notified the Administrative Agent and the relevant Letter of Credit Issuer prior to 10:00 a.m. (New York City time) on the Reimbursement Date that the Parent Borrower intends to reimburse the relevant Letter of Credit Issuer for the amount of such drawing with funds other than the proceeds of Revolving Loans, the Parent Borrower on behalf of the Borrowers shall be deemed to have given a Notice of Borrowing requesting that, with respect to Letters of Credit, the Lenders with Revolving Credit Commitments make Revolving Credit Loans (which shall be ABR Loans) on the Reimbursement Date in the amount of such drawing and (ii) the Administrative Agent shall promptly notify each Lender of such drawing and the amount of its Revolving Credit Loan to be made in respect thereof, and each L/C Participant shall be irrevocably obligated to make a Revolving Credit Loan to the Parent Borrower on behalf of the Borrowers in the manner deemed to have been requested in the amount of its Revolving Credit Commitment Percentage of the applicable Unpaid Drawing by 2:00 p.m. (New York City time)

on such Reimbursement Date by making the amount of such Revolving Credit Loan available to the Administrative Agent.  Such Revolving Credit Loans shall be made without regard to the Minimum Borrowing Amount.  Such Revolving Credit Loans shall be Tranche A-1 Loans unless the Tranche A-1 Commitment has been fully drawn.  The Administrative Agent shall use the proceeds of such Revolving Credit Loans solely for purpose of reimbursing the Letter of Credit Issuer for the related Unpaid Drawing.  In the event that the Parent Borrower fails to Cash Collateralize any Letter of Credit that is outstanding on the Maturity Date, the full amount of the Letters of Credit Outstanding in respect of such Letter of Credit shall be deemed to be an Unpaid Drawing subject to the provisions of this Section 3.4 except that the Letter of Credit Issuer shall hold the proceeds received from the Lenders as contemplated above as cash collateral for such Letter of Credit to reimburse any Drawing under such Letter of Credit and shall use such proceeds first, to reimburse itself for any Drawings made in respect of such Letter of Credit following the L/C Maturity Date, second, to the extent such Letter of Credit expires or is returned undrawn while any such cash collateral remains, to the repayment of obligations in respect of any Revolving Credit Loans that have not paid at such time and third, to the Parent Borrower or as otherwise directed by a court of competent jurisdiction.  Nothing in this Section 3.4(a) shall affect the Parent Borrower’s obligation to repay all outstanding Revolving Credit Loans when due in accordance with the terms of this Agreement.

(b)          The obligations of the Borrowers under this Section 3.4 to reimburse the Letter of Credit Issuer with respect to Unpaid Drawings (including, in each case, interest thereon) shall be absolute and unconditional under any and all circumstances and irrespective of any set-off, counterclaim or defense to payment that any Borrower or any other Person may have or have had against the Letter of Credit Issuer, the Administrative Agent or any Lender (including in its capacity as an L/C Participant), including any defense based upon the failure of any drawing under a Letter of Credit (each a “Drawing”) to conform to the terms of the Letter of Credit or any non-application or misapplication by the beneficiary of the proceeds of such Drawing, provided that the Borrowers shall not be obligated to reimburse the Letter of Credit Issuer for any wrongful payment made by the Letter of Credit Issuer under the Letter of Credit issued by it as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.

3.5.           Increased Costs.   If after the date hereof, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or actual compliance by the Letter of Credit Issuer or any L/C Participant with any request or directive made or adopted after the date hereof (whether or not having the force of law), by any such authority, central bank or comparable agency shall either (a) impose, modify or make applicable any reserve, deposit, capital adequacy or similar requirement against letters of credit issued by the Letter of Credit Issuer, or any L/C Participant’s L/C Participation therein, or (b) impose on the Letter of Credit Issuer or any L/C Participant any other conditions affecting its obligations under this Agreement in respect of Letters of Credit or L/C Participations therein or any Letter of Credit or such L/C Participant’s L/C Participation therein, and the result of any of the foregoing is to increase the cost to the Letter of Credit Issuer or such L/C Participant of issuing, maintaining or participating in any Letter of Credit, or to reduce the amount of any sum received or receivable by the Letter of Credit Issuer or such L/C Participant hereunder (other than any such increase or reduction attributable to (i) taxes indemnified under Section 5.4, (ii) net income taxes and franchise and excise taxes (imposed in lieu of net income taxes) imposed on any Agent or Lender and, to the extent not duplicative, any Taxes imposed on any Agent or Lender where that Tax is imposed upon or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by such Agent or Lender or (iii) Taxes included under clauses (c) and (d) of the definition of “Excluded Taxes”) in respect of Letters of Credit or L/C Participations therein, then, promptly after receipt of written demand to the Parent Borrower by the Letter of Credit Issuer or such L/C Participant, as the case may be (a copy of which notice shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), the Borrowers shall pay to the Letter of Credit Issuer or such L/C Participant such additional amount or amounts as will compensate the Letter of Credit Issuer or such L/C Participant for such increased cost or reduction, it being understood and agreed, however, that the Letter of Credit Issuer or an L/C Participant shall not be entitled to such compensation as a result of such Person’s compliance with, or pursuant to any request or directive to comply with, any such law, rule or regulation as in effect on the date hereof.  A certificate submitted to the Parent Borrower by the relevant Letter of Credit Issuer or an L/C Participant, as the case may be (a copy of which certificate shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent), setting forth in reasonable detail the basis for the determination of such additional amount or amounts necessary to compensate the Letter of Credit Issuer or such L/C Participant as aforesaid shall be conclusive and binding on the Borrowers absent clearly demonstrable error.

3.6.           New or Successor Letter of Credit Issuer.

(a)          The Letter of Credit Issuer may resign as a Letter of Credit Issuer upon 30 days’ prior written notice to the Administrative Agent, the Lenders and the Parent Borrower.  The Parent Borrower may add Letter of Credit Issuers at any time upon notice to the Administrative Agent.  If the Letter of Credit Issuer shall resign or be replaced, or if the Parent Borrower shall decide to add a new Letter of Credit Issuer under this Agreement, then the Parent Borrower may appoint from among the Lenders a successor issuer of Letters of Credit or a new Letter of Credit Issuer, as the case may be, or, with the consent of the Administrative Agent (such consent not to be unreasonably withheld), another successor or new issuer of Letters of Credit, whereupon such successor issuer shall succeed to the rights, powers and duties of the replaced or resigning Letter of Credit Issuer under this Agreement and the other Credit Documents, or such new issuer of Letters of Credit shall be granted the rights, powers and duties of a Letter of Credit Issuer hereunder, and the term “Letter of Credit Issuer” shall mean such successor or such new issuer of Letters of Credit effective upon such appointment.  The acceptance of any appointment as a Letter of Credit Issuer hereunder whether as a successor issuer or new issuer of Letters of Credit in accordance with this Agreement, shall be evidenced by an agreement entered into by such new or successor issuer of Letters of Credit, in a form satisfactory to the Parent Borrower and the Administrative Agent and, from and after the effective date of such agreement, such new or successor issuer of Letters of Credit shall become a “Letter of Credit Issuer” hereunder.  After the resignation or replacement of a Letter of Credit Issuer hereunder, the resigning or replaced Letter of Credit Issuer shall remain a party hereto and shall continue to have all the rights and obligations of a Letter of Credit Issuer under this Agreement and the other Credit Documents with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit.

In connection with any resignation or replacement pursuant to this clause (a) (but, in case of any such resignation, only to the extent that a successor issuer of Letters of Credit shall have been appointed), either (i) the Parent Borrower, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall arrange to have any outstanding Letters of Credit issued by the resigning or replaced Letter of Credit Issuer replaced with Letters of Credit issued by the successor issuer of Letters of Credit or (ii) the Parent Borrower shall cause the successor issuer of Letters of Credit, if such successor issuer is reasonably satisfactory to the replaced or resigning Letter of Credit Issuer, to issue “back-stop” Letters of Credit naming the resigning or replaced Letter of Credit Issuer as beneficiary for each outstanding Letter of Credit issued by the resigning or replaced Letter of Credit Issuer, which new Letters of Credit shall have a face amount equal to the Letters of Credit being back-stopped and the sole requirement for drawing on such new Letters of Credit shall be a drawing on the corresponding back-stopped Letters of Credit.  After any resigning or replaced Letter of Credit Issuer’s resignation or replacement as Letter of Credit Issuer, the provisions of this Agreement relating to a Letter of Credit Issuer shall inure to its benefit as to any actions taken or omitted to be taken by it (A) while it was a Letter of Credit Issuer under this Agreement or (B) at any time with respect to Letters of Credit issued by such Letter of Credit Issuer.

(b)           To the extent that there are, at the time of any resignation or replacement as set forth in clause (a) above, any outstanding Letters of Credit, nothing herein shall be deemed to impact or impair any rights and obligations of any of the parties hereto with respect to such outstanding Letters of Credit (including, without limitation, any obligations related to the payment of Fees or the reimbursement or funding of amounts drawn), except that the Parent Borrower, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall have the obligations regarding outstanding Letters of Credit described in clause (a) above.

3.7.           Role of Letter of Credit Issuer.   Each Lender and the Parent Borrower agree that, in paying any drawing under a Letter of Credit, the Letter of Credit Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document.  None of the Letter of Credit Issuer, the Administrative Agent, any of their respective affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Required Lenders; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document.  The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided that this assumption is not intended to, and shall not, preclude the Borrowers’ pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement.  None of the Letter of Credit Issuer, the Administrative Agent, any of their respective affiliates nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable or responsible for any of the matters described in Section 3.3(e); provided that anything in such Section to the contrary notwithstanding, the Borrowers may have a claim against the Letter of Credit Issuer, and the Letter of Credit Issuer may be liable to the Borrowers, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by any Borrower which any Borrower proves were caused by the Letter of Credit Issuer’s willful misconduct or gross negligence or the Letter of Credit Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit.  In furtherance and not in limitation of the foregoing, the Letter of Credit Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Letter of Credit Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

3.8.           Cash Collateral.

(a)           Upon the request of the Required Lenders if, as of the L/C Maturity Date, there are any Letters of Credit Outstanding, the Parent Borrower, on behalf of the Borrowers, shall immediately Cash Collateralize the then Letters of Credit Outstanding.

(b)           If any Event of Default shall occur and be continuing, the Revolving Credit Lenders with Letter of Credit Exposure representing greater than 50% of the total Letter of Credit Exposure may require that the L/C Obligations be Cash Collateralized.

(c)           For purposes of this Section 3.8, and Sections 5.2(b), and 5.2(c)“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Letter of Credit Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances in an amount equal to the amount of the Letters of Credit Outstanding required to be Cash Collateralized pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the Letter of Credit Issuer (which documents are hereby consented to by the Lenders).  Derivatives of such term have corresponding meanings.  The Parent Borrower hereby grants to the Administrative Agent, for the benefit of the Letter of Credit Issuer and the L/C Participants, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing.  Such cash Collateral shall be maintained in blocked, interest bearing deposit accounts established by and in the name of the Administrative Agent.

3.9.           Applicability of ISP and UCP.    Unless otherwise expressly agreed by the Letter of Credit Issuer and the Parent Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance, shall apply to each commercial Letter of Credit.

3.10          Conflict with Issuer Documents.   In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

3.11.         Letters of Credit Issued for Restricted Subsidiaries.    Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Restricted Subsidiary that is not a Borrower, the Parent Borrower shall be obligated to reimburse the Letter of Credit Issuer hereunder for any and all drawings under such Letter of Credit.  The Parent Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Restricted Subsidiaries that are not Borrowers inures to the benefit of the Parent Borrower, and that the Parent Borrower’s business derives substantial benefits from the businesses of such Restricted Subsidiaries.

SECTION 4.           Fees; Commitments

4.1.           Fees.

(a)           The Borrowers agree to pay to the Administrative Agent in Dollars, for the account of each Tranche A Lender and each Tranche A-1 Lender (in each case pro rata according to the respective Revolving Credit Commitments of all such Lenders), a commitment fee (the “Commitment Fee”) for each day from the Closing Date to the Revolving Credit Termination Date.  Each Commitment Fee shall be payable by the Parent Borrower on behalf of the Borrowers (x) quarterly in arrears on the first Business Day of each February, May, August and November (for the three-month period (or portion thereof) ended on such day for which no payment has been received) and (y) on the Revolving Credit Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above), and shall be computed for each day during such period at a rate per annum equal to the applicable Commitment Fee Rate in effect on such day on the applicable portion of the Available Commitment in effect on such day.

(b)           The Borrowers agree to pay to the Administrative Agent in Dollars for the account of the Lenders pro rata on the basis of their respective Letter of Credit Exposure, a fee in respect of each Letter of Credit (the “Letter of Credit Fee”), for the period from the date of issuance of such Letter of Credit to the termination date of such Letter of Credit computed at the per annum rate for each day equal to (i) in the case of a Standby Letter of Credit, the Applicable Margin for LIBOR Loans minus 0.125% per annum and (ii) in the case if a Commercial Letter of Credit, 50% of the Applicable Margin for LIBOR Loans, in each case on the average daily Stated Amount of such Letter of Credit (provided that in no event shall the payment of Letter of Credit Fees in excess of the amounts payable pursuant to the last two sentences of this subclause (b) be required).  Except as provided below, such Letter of Credit Fees shall be due and payable (x) quarterly in arrears on the first Business Day of each February, May, August and November and (y) on the date upon which the Total Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(c)           The Borrowers agree to pay to each Letter of Credit Issuer a fee in respect of each Letter of Credit issued by it (the “Fronting Fee”), for the period from the date of issuance of such Letter of Credit to the termination date of such Letter of Credit, computed at the rate for each day equal to 0.125% per annum on the average daily Stated Amount of such Letter of Credit (or at such other rate per annum as agreed in writing between the Parent Borrower and the Letter of Credit Issuer).  Such Fronting Fees shall be due and payable by the Parent Borrower on behalf of the Borrowers (x) quarterly in arrears on the first Business Day of each February, May, August and November and (y) on the date upon which the Total Revolving

Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(d)           The Parent Borrower on behalf of the Borrowers agrees to pay directly to the Letter of Credit Issuer upon each issuance of, drawing under, and/or amendment of, a Letter of Credit issued by it such amount as the Letter of Credit Issuer and the Parent Borrower shall have agreed upon for issuances of, drawings under or amendments of, letters of credit issued by it.

(e)           Notwithstanding the foregoing, the Borrowers shall not be obligated to pay any amounts to any Defaulting Lender pursuant to this Section 4.1.

4.2.           Voluntary Reduction of Revolving Credit Commitments.

(a)           Subject to the provisions of clause (c) below, upon at least five Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent at the Administrative Agent’s Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Parent Borrower shall have the right, without premium or penalty, on any day, permanently to terminate or reduce the Tranche A Commitments and/or the Tranche A-1 Commitments in whole or in part, provided that (a) any such reduction shall apply proportionately and permanently to reduce the Tranche A Commitments and/or the Tranche A-1 Commitments, as applicable, of each of the Lenders, (b) any partial reduction pursuant to this Section 4.2 shall be in the amount of at least $50,000,000 and in multiples of $50,000,000 in excess thereof and (c) after giving effect to such termination or reduction and to any prepayments of the Loans made on the date thereof in accordance with this Agreement (including pursuant to Section 5.2(b)(i)), the aggregate amount of the Lenders’ Revolving Credit Exposures shall not exceed the lesser of the Total Revolving Credit Commitment and the Applicable Borrowing Base then in effect.

(b)           Subject to the provisions of clause (c) below, the Borrowers may at any time terminate all of the Tranche A Commitments and/or Tranche A-1 Commitments upon (i) the payment in full of all outstanding Tranche A Loans and/or Tranche A-1 Loans, as applicable, together with accrued and unpaid interest thereon, (ii) in the case of the Tranche A Commitments, the cancellation and return of all outstanding Letters of Credit (or alternatively, with respect to each such Letter of Credit, the furnishing to the Administrative Agent of a cash deposit as required by Section 5.2) (iii) the payment in full of the accrued and unpaid Fees, including any payments required under Section 2.11, as applicable, and (iv) the payment in full of all reimbursable expenses and other Obligations together with accrued and unpaid interest thereon, as applicable.

(c)           The Parent Borrower may, at any time, reduce the Tranche A Commitments as provided above.  Notwithstanding anything to the contrary contained herein, except as provided in the following proviso, the Parent Borrower may, at any time, reduce the Tranche A-1 Commitments; provided that the Tranche A-1 Commitments shall not be reduced or terminated if, at such time, any Tranche A Loans are outstanding.  In the event that all of the Tranche A Commitments are terminated, the Borrowers shall contemporaneously therewith terminate all Tranche A-1 Commitments.

4.3.           Mandatory Termination of Commitments.

(a)           The Revolving Credit Commitment shall terminate at 5:00 p.m. (New York City time) on the Revolving Credit Termination Date.

(b)           The Swingline Commitment shall terminate at 5:00 p.m. (New York City time) on the Swingline Maturity Date.

SECTION 5.           Payments

5.1.           Voluntary Prepayments.   The Borrowers shall have the right to prepay Revolving Credit Loans and Swingline Loans, in each case, without premium or penalty, in whole or in part from time to time on the following terms and conditions:

(a) the Parent Borrower, on behalf of the Borrowers, shall give the Administrative Agent at the Administrative Agent’s Office written notice (or telephonic notice promptly confirmed in writing) of its intent to make such prepayment, the amount of such prepayment and (in the case of LIBOR Loans) the specific Borrowing(s) being prepaid, which notice shall be given by the Parent Borrower, on behalf of the Borrowers, no later than 1:00 p.m. (New York City time) (i) in the case of LIBOR Loans, three Business Days prior to, (ii) in the case of ABR Loans (other than Swingline Loans and Protective Advances), on and (iii) in the case of Swingline Loans and Protective Advances, on, the date of such prepayment and shall promptly be transmitted by the Administrative Agent to each of the Lenders or the Swingline Lender, as the case may be;

(b) each partial prepayment of (i)  LIBOR Loans shall be in a minimum amount of $5,000,000 and in multiples of $1,000,000 in excess thereof, (ii) any ABR Loans (other than Swingline Loans) shall be in a minimum amount of $1,000,000 and in multiples of $500,000 in excess thereof and (iii) Swingline Loans shall be in a minimum amount of $500,000 and in multiples of $100,000 in excess thereof, provided that no partial prepayment of LIBOR Loans made pursuant to a single Borrowing shall reduce the outstanding LIBOR Loans made pursuant to such Borrowing to an amount less than the applicable Minimum Borrowing Amount for such LIBOR Loans and

(c) any prepayment of LIBOR Loans pursuant to this Section 5.1 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the Parent Borrower with the applicable provisions of Section 2.11.

At the Parent Borrower’s election in connection with any prepayment pursuant to this Section 5.1, such prepayment (a) shall not be applied to any Revolving Credit Loans of a Defaulting Lender, and (b) shall be applied to the Class or Classes of Loans as the Parent Borrower may specify.  Notwithstanding the foregoing in this Section 5.1, only if all Tranche A Loans are repaid in full may the Borrowers prepay amounts owed with respect to the Tranche A-1 Loans; provided that any such prepayment shall not reduce or terminate the Tranche A-1 Commitments.

5.2.          Mandatory Prepayments.

(a)           Prepayment Events.  On each occasion that a Prepayment Event occurs, the Borrowers shall, within seven Business Days after the occurrence of such Prepayment Event (or, in the case of Deferred Net Cash Proceeds, within seven Business Days after the Deferred Net Cash Proceeds Payment Date), repay, in accordance with clause (e) below, the Revolving Credit Loans in an amount equal to 100% of the Net Cash Proceeds from such Prepayment Event.  If the Stock or Stock Equivalents of any Credit Party is sold or any Credit Party is sold as a going concern on any date, the sale proceeds shall be allocated as follows:  that portion of the sale proceeds equal to the aggregate gross book value of Accounts (excluding any reserves) and Cost of Inventory shall be allocated to the Collateral of the Credit Parties so sold and shall be deemed to be proceeds thereof and applied pursuant to the immediately preceding sentence.

(b)           Repayment of Revolving Credit Loans.  (i)  If on any date the aggregate amount of the Lenders’ Revolving Credit Exposures (collectively, the “Aggregate Revolving Credit Outstandings”) for any reason exceeds 100% of the Total Revolving Credit Commitment then in effect, the Borrowers shall forthwith repay on such date the principal amount of any Protective Advances and after all Protective Advances have been paid in full, Swingline Loans and, after all Swingline Loans have been paid in full, the Tranche A Loans in an amount necessary to eliminate such deficiency and, if, after giving effect to the prepayment in full of all outstanding Tranche A Loans such deficiency has not been eliminated, prepay the Tranche A-1 Loans in an amount necessary to eliminate such deficiency.  If, after giving effect to the prepayment of all outstanding Protective Advances, Swingline Loans, Tranche A Loans and Tranche A-1 Loans, the Aggregate Revolving Credit Outstandings exceed the Total Revolving Credit Commitment then in effect, the Borrowers shall Cash Collateralize the L/C Obligations to the extent of such excess.

(ii)            Except for Protective Advances, if on any date the Aggregate Revolving Credit Outstandings for any reason exceed 100% of the Applicable Borrowing Base then in effect, the Borrowers shall forthwith repay on such date the principal amount of Swingline Loans and, after all Swingline Loans have been paid in full, Revolving Credit Loans in an amount equal to such excess.  If, after giving effect to the prepayment of all outstanding Swingline Loans and Revolving Credit Loans, the Aggregate Revolving Credit Outstandings exceed the Applicable Borrowing Base then in effect, the Borrowers shall Cash Collateralize the L/C Obligations to the extent of such excess.  All such payments made in respect of outstanding Loans shall be applied first to Tranche A Loans and after prepayment in full thereof, to Tranche A-1 Loans.

(c)           Application during Cash Dominion Event.  At all times following the establishment of the Cash Management Systems pursuant to Section 9.15(a) and after the occurrence and during the continuation of a Cash Dominion Event (other than a Cash Dominion Event that constitutes an Event of Default) and notification thereof by the Administrative Agent to the Borrower (subject to the provisions of the Security Agreement and the Intercreditor Agreement), on each Business Day, at or before 1:00 p.m. (New York City time), the Administrative Agent shall apply all immediately available funds credited to the Collection Account, first to pay any fees or expense reimbursements then due to the Administrative Agent, the Letter of Credit Issuer and the Lenders (other than in connection with Secured Cash Management Agreements or Secured Hedge Agreements), pro rata, second to pay interest due and payable in respect of any Loans (including Swingline Loans and Protective Advances) that may be outstanding, pro rata, third to prepay the principal of any Protective Advances that may be outstanding, pro rata, fourth to prepay the principal of the Tranche A Loans and Swingline Loans, pro rata, fifth, to prepay the principal of the Tranche A-1 Loans, pro rata, sixth, to Cash Collateralize outstanding Letter of Credit Exposure, seventh to pay any fees or expense reimbursements then due to any Cash Management Bank or Hedge Bank, pro rata, and eighth to pay any other Obligation.

(d)           [Reserved].

(e)           Application to Revolving Credit Loans.  With respect to each prepayment of Revolving Credit Loans required by Section 5.2(b), the Parent Borrower may designate (i) the Types of Loans that are to be prepaid and the specific Borrowing(s) being repaid and (ii) the Revolving Credit Loans to be prepaid, provided that (y) each prepayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans; and (z) notwithstanding the provisions of the preceding clause (y), no prepayment of Revolving Credit Loans shall be applied to the Revolving Credit Loans of any Defaulting Lender unless otherwise agreed in writing by the Parent Borrower.  In the absence of a designation by the Parent Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.  Notwithstanding the foregoing, only if all Tranche A Loans are repaid in full may the Administrative Agent apply amounts received to the Tranche A-1 Loans.

(f)           LIBOR Interest Periods.  In lieu of making any payment pursuant to this Section 5.2 in respect of any LIBOR Loan other than on the last day of the Interest Period therefor so long as no Event of Default shall have occurred and be continuing, the Parent Borrower at its option may deposit, on behalf of the Borrowers, with the Administrative Agent an amount equal to the amount of the LIBOR Loan to be prepaid and such LIBOR Loan shall be repaid on the last day of the Interest Period therefor in the required amount.  Such deposit shall be held by the Administrative Agent in a corporate time deposit account established on terms reasonably satisfactory to the Administrative Agent, earning interest at the then customary rate for accounts of such type.  Such deposit shall constitute cash collateral for the LIBOR Loans to be so prepaid, provided that the Parent Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 5.2.

(g)           Minimum Amount.  No prepayment shall be required pursuant to Section 5.2(a) (i) in the case of any Disposition of Collateral yielding Net Cash Proceeds of less than $100,000 in the aggregate and (ii) unless and until the amount at any time of Net Cash Proceeds from Prepayment Events required to be applied at or prior to such time pursuant to such Section and not yet applied at or prior to such time to prepay Revolving Credit Loans pursuant to such Section exceeds $1,000,000 in the aggregate for all Prepayment Events (other than those that are under the threshold specified in subclause(i)) in any one fiscal year, at which time all such Net Cash Proceeds referred to in this subclause (ii) with respect to such fiscal year shall be applied as a prepayment in accordance with this Section 5.2.

5.3.           Method and Place of Payment.

(a)           Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the Parent Borrower, on behalf of the Borrowers, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto, the Letter of Credit Issuer or the Swingline Lender entitled thereto, as the case may be, not later than 2:00 p.m. (New York City time), in each case, on the date when due and shall be made in immediately available funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the Parent Borrower, it being understood that written or facsimile notice by the Parent Borrower to the Administrative Agent to make a payment from the funds in the Parent Borrower’s account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account.  All repayments or prepayments of any Loans (whether of principal, interest or otherwise) hereunder and all other payments under each Credit Document shall be made in Dollars.  The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (New York City time) or, otherwise, on the next Business Day) like funds relating to the payment of principal or interest or fees ratably to the Lenders entitled thereto.

(b)          Any payments under this Agreement that are made later than 2:00 p.m. (New York City time) shall be deemed to have been made on the next succeeding Business Day.  Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.

5.4.           Net Payments

(a)           Any and all payments made by or on behalf of any Borrower or any Guarantor under this Agreement or any other Credit Document shall be made free and clear of, and without deduction or withholding for or on account of, any Indemnified Taxes; provided that if any Borrower or any Guarantor shall be required by applicable Requirements of Law to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions or withholdings applicable to additional sums payable under this Section 5.4) the Administrative Agent, the Collateral Agent or any Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable Borrower or such Guarantor shall make such deductions or withholdings and (iii) the applicable Borrower or such Guarantor shall timely pay the full amount deducted or withheld to the relevant Governmental Authority within the time allowed and in accordance with applicable Requirements of Law.  Whenever any Indemnified Taxes are payable by any Borrower or such Guarantor, as promptly as possible thereafter, such Borrower or Guarantor shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt (or other evidence acceptable to such Lender, acting reasonably) received by such Borrower or such Guarantor showing payment thereof.

(b)          [Reserved].

(c)          The Borrowers shall timely pay and shall indemnify and hold harmless the Administrative Agent, each Collateral Agent and each Lender (whether or not such Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority) with regard to any Other Taxes.

(d)          The Borrowers shall indemnify and hold harmless the Administrative Agent, the Collateral Agent and each Lender within fifteen Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on the Administrative Agent, the Collateral Agent or such Lender as the case may be, on or with respect to any payment by or on account of any obligation of any Borrower or any Guarantor hereunder or under any other Credit Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate setting forth reasonable detail as to the amount of such payment or liability delivered to the Parent Borrower by a Lender, the Administrative Agent or the Collateral Agent (as applicable) on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(e)           Each Non-U.S. Lender with respect to any Revolving Credit Loan or any other Loan made to the Borrowers shall, to the extent it is legally entitled to do so:

(i)           deliver to the Parent Borrower and the Administrative Agent, prior to the date on which the first payment to the Non-U.S. Lender is due hereunder, two copies of (x) in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, United States Internal Revenue Service Form W-8BEN (together with a certificate representing that such Non-U.S. Lender is not a bank for purposes of Section 881(c) of the Code, is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the Parent Borrower and is not a controlled foreign corporation related to the Parent Borrower (within the meaning of Section 864(d)(4) of the Code)), (y) Internal Revenue Service Form W-8BEN or Form W-8ECI, in each case properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or reduced rate of, U.S. Federal withholding tax on payments by the Parent Borrower under this Agreement or (z) Internal Revenue Service Form W-8IMY and all necessary attachments (including the forms described in clauses (x) and (y) above, as required); and

(ii)           deliver to the Parent Borrower and the Administrative Agent two further copies of any such form or certification (or any applicable successor form) on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Parent Borrower;

unless in any such case any Change in Law has occurred prior to the date on which any such delivery would otherwise be required that renders any such form inapplicable or would prevent such Non-U.S. Lender from duly completing and delivering any such form with respect to it and such Non-U.S. Lender promptly so advises the Parent Borrower and the Administrative Agent.  Each Person that shall become a Participant pursuant to Section 13.6 or a Lender pursuant to Section 13.6 shall, upon the effectiveness of the related transfer, be required to provide all the forms and statements required pursuant to this Section 5.4(e), provided that in the case of a Participant such Participant shall furnish all such required forms and statements to the Lender from which the related participation shall have been purchased.

(f)            [Reserved].

(g)           [Reserved].

(h)           If any Lender, the Administrative Agent or the Collateral Agent, as applicable, determines, in its sole discretion, that it had received and retained a refund of an Indemnified Tax (including an Other Tax) for which a payment has been made by any Borrower pursuant to this Agreement, which refund in the good faith judgment of such Lender, the Administrative Agent or the Collateral Agent, as the case may be, is attributable to such payment made by such Borrower, then the Lender, the Administrative Agent or the Collateral Agent, as the case may be, shall reimburse such Borrower for such amount (net of all out-of-pocket expenses of such Lender, the Administrative Agent or the Collateral Agent, as the case may be, and without interest other than any interest received thereon from the relevant Governmental Authority with respect to such refund) as the Lender, Administrative Agent or the Collateral Agent, as the case may be, determines in its sole discretion to be the proportion of the refund as will leave it, after such reimbursement, in no better or worse position (taking into account expenses or any taxes imposed on the refund) than it would have been in if the payment had not been required; provided that such Borrower, upon the request of the Lender, the Administrative Agent or the Collateral Agent, agrees to repay the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender, the Administrative Agent or the Collateral Agent in the event the Lender, the Administrative Agent or the Collateral Agent is required to repay such refund to such Governmental Authority.  A Lender, the Administrative Agent or the Collateral Agent shall claim any refund that it determines is available to it, unless it concludes in its sole discretion that it would be adversely affected by making such a claim.  Neither the Lender, the Administrative Agent nor the Collateral Agent shall be obliged to disclose any information regarding its tax affairs or computations to any Credit Party in connection with this clause (h) or any other provision of this Section 5.4.

(i)           If the Parent Borrower determines that a reasonable basis exists for contesting a Tax, each Lender or Agent, as the case may be, shall use reasonable efforts to cooperate with the Borrowers as the Parent Borrower may reasonably request in challenging such Tax.  Subject to the provisions of Section 2.12, each Lender and Agent agree to use reasonable efforts to cooperate with the Borrowers as the Parent Borrower may reasonably request to minimize any amount payable by any Borrower or any Guarantor pursuant to this Section 5.4.  The Borrowers shall indemnify and hold each Lender and Agent harmless against any out-of-pocket expenses incurred by such Person in connection with any request made by the Parent Borrower pursuant to this Section 5.4(i).  Nothing in this Section 5.4(i) shall obligate any

Lender or Agent to take any action that such Person, in its sole judgment, determines may result in a material detriment to such Person.

(j)           Each Lender and Agent with respect to the Revolving Credit Loan and any other Loan made to the Borrowers that is a United States person under Section 7701(a)(30) of the Code (each, a “U.S. Lender”) shall deliver to the Parent Borrower and the Administrative Agent two United States Internal Revenue Service Forms W-9 (or substitute or successor form), properly completed and duly executed, certifying that such Lender or Agent is exempt from United States backup withholding (i) on or prior to the Closing Date (or on or prior to the date it becomes a party to this Agreement), (ii) on or before the date that such form expires or becomes obsolete, (iii) after the occurrence of a change in the Agent’s or Lender’s circumstances requiring a change in the most recent form previously delivered by it to the Parent Borrower and the Administrative Agent, and (iv) from time to time thereafter if reasonably requested by the Parent Borrower or the Administrative Agent.

(k)           Any amount payable under this Agreement or any other Credit Document by any Borrower or a Guarantor is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount.  If any such Tax is chargeable, such Borrower or such Guarantor, as the case may be, shall pay to the Administrative Agent, Collateral Agent or Lender, as the case may be, (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

(l)           Where this Agreement or any other Credit Document requires any party to this Agreement or any Credit Document, as the case may be, to reimburse the Administrative Agent, the Collateral Agent or a Lender for any costs or expenses, that party must also at the same time pay and indemnify the Administrative Agent, Collateral Agent, or Lender, as the case may be against all value added tax or any other Tax of a similar nature incurred by the Administrative Agent, the Collateral Agent or a Lender in respect of the costs and expenses to the extent that the Administrative Agent, Collateral Agent or Lender acting reasonably determines that it is not entitled to a credit or repayment from the relevant tax authority in respect of that tax.

(m)           The agreements in this Section 5.4 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

5.5.           Computations of Interest and Fees.

(a)           Except as provided in the next succeeding sentence, Interest on LIBOR Loans and ABR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed.  Interest on ABR Loans in respect of which the rate of interest is calculated on the basis of the Administrative Agent’s prime rate and interest on overdue interest shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

(b)           Fees and the average daily Stated Amount of Letters of Credit shall be calculated on the basis of a 360-day year for the actual days elapsed.

5.6.           Limit on Rate of Interest.

(a)            No Payment Shall Exceed Lawful Rate.  Notwithstanding any other term of this Agreement, the Borrowers shall not be obligated to pay any interest or other amounts under or in connection with this Agreement or otherwise in respect to any of the Obligations in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.

(b)           Payment at Highest Lawful Rate.  If any Borrower is not obliged to make a payment that it would otherwise be required to make, as a result of Section 5.6(a), such Borrower shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules and regulations.

(c)           Adjustment if Any Payment Exceeds Lawful Rate.  If any provision of this Agreement or any of the other Credit Documents would obligate any Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate that would be prohibited by any applicable law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law, such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by such Borrower to the affected Lender under Section 2.8.

(d)          Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from any Borrower an amount in excess of the maximum permitted by any applicable law, rule or regulation, then such Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to such Borrower.

SECTION 6.        Conditions Precedent to Initial Borrowing

The initial Borrowing under this Agreement is subject to the satisfaction of the following conditions precedent, except as otherwise agreed between the Parent Borrower and the Administrative Agent.

6.1.           Credit Documents.  The Administrative Agent shall have received:

(a)           this Agreement, executed and delivered by a duly authorized officer of Parent Borrower, each Subsidiary Borrower and each Lender;

(b)           a Borrowing Base Certificate, certified as complete and correct in all material respects, which calculates the Applicable Borrowing Base as of the last Business Day of the most recent month ended at least 25 days prior to the Closing Date;

(c)           [Reserved];

(d)           the Security Agreement, executed and delivered by a duly authorized officer of each grantor party thereto; and

(e)           the Intercreditor Agreement, executed and delivered by a duly authorized officer of the applicable Credit Parties and of the Collateral Agent and the other agents party thereto.

6.2.          Collateral     Except for any items referred to on Schedule 9.14(d):

(a)           All documents and instruments, including Uniform Commercial Code or other applicable personal property and financing statements, reasonably requested by the Collateral Agent to be filed, registered or recorded to create the Liens intended to be created by any Security Document and perfect such Liens to the extent required by, and with the priority required by, such Security Document shall have been delivered to the Collateral Agent for filing, registration or recording and none of the Collateral shall be subject to any other pledges, security interests or mortgages, except for liens permitted hereunder; and

(b)           The Parent Borrower shall deliver to the Collateral Agent a completed Perfection Certificate, executed and delivered by an Authorized Officer of the Parent Borrower, together with all attachments contemplated thereby.

6.3.           Legal Opinions    The Administrative Agent shall have received the executed legal opinions of (a) Simpson Thacher & Bartlett LLP, special New York counsel to the Parent Borrower, substantially in the form of Exhibit H-1, (b) Susan S. Lanigan, General Counsel of the Parent Borrower, substantially in the form of Exhibit H-2, and (c) local counsel to the Parent Borrower and the Administrative Agent in the jurisdictions listed on Schedule 6.3 in form and substance reasonably satisfactory to the Administrative Agent.  The Borrowers, the other Credit Parties and the Administrative Agent hereby instruct such counsel to deliver such legal opinions.

6.4.           Contemporaneous Debt Financings and Repayments.    (i)  The Parent Borrower shall have received gross proceeds of $1,175,000,000 from the issuance of Senior Notes under the Senior Notes Indenture, (ii) the Parent Borrower shall have received gross proceeds of $725,000,000 from the issuance of Senior Subordinated Notes under the Senior Subordinated Notes Indenture and (iii) the Parent Borrower and the applicable guarantors thereunder shall have entered into the Term Loan Agreement providing for term borrowings in an aggregate principal amount of $2,300,000,000.

6.5.           Equity Investments    Equity Investments, which, to the extent constituting Stock other than common Stock, shall be on terms and conditions and pursuant to documentation reasonably satisfactory to the Joint Lead Arrangers and Bookrunners to the extent material to the interests of the Lenders, in an amount not less than the Minimum Equity Amount shall have been made.

6.6.           Closing Certificates    The Administrative Agent shall have received a certificate of the Credit Parties, dated the Closing Date, substantially in the form of Exhibit I, with appropriate insertions, executed by the President or any Vice President and the Secretary or any Assistant Secretary of each Credit Party, and attaching the documents referred to in Section 6.7 and such other closing certificates as it may reasonably request.

6.7.           Authorization of Proceedings of Each Credit Party.    The Administrative Agent shall have received a copy of the resolutions, in form and substance satisfactory to the Administrative Agent, of the board of directors or other managers of each Credit Party (or a duly authorized committee thereof) authorizing (a) the execution, delivery and performance of the Credit Documents (and any agreements relating thereto) to which it is a party and (b) in the case of each Borrower, the extensions of credit contemplated hereunder.

6.8.           Fees.    The Agents shall have received the fees in the amounts previously agreed in writing by the Agents to be received on the Closing Date and all expenses (including the reasonable fees, disbursements and other charges of counsel) payable by the Credit Parties for which invoices have been presented prior to the Closing Date shall have been paid.

6.9.           Representations and Warranties.    On the Closing Date, (a) there shall be no breach of any representation made by the Company in the Acquisition Agreement that is (i) material to the interests of the Lenders and (ii) the breach of which would give the Sponsor and/or any of its Affiliates formed to consummate the Merger (including Merger Sub) the right to terminate their respective obligations thereunder, and (b) the representations and warranties made by the Credit Parties in Section 8.2, Section 8.5 and Section 8.7, as they relate to the Credit Parties at such time, shall be true and correct in all material respects.

6.10.         Related Agreements.    The Administrative Agent shall have received a fully executed or conformed copy of the Acquisition Agreement which shall be in full force and effect.

6.11.         Solvency Certificate.    On the Closing Date, the Administrative Agent shall have received a certificate from an Authorized Officer of the Parent Borrower to the effect that after giving effect to the consummation of the Transactions, the Parent Borrower on a consolidated basis with its Subsidiaries is Solvent.

6.12.        Merger.    Concurrently with the initial Credit Event hereunder, the Merger shall have been consummated in accordance with the terms of the Acquisition Agreement, without giving effect to any amendments or waivers thereto that are materially adverse to the Lenders (including, without limitation, the definition of, and representations, warranties and conditions relating to the absence of any, “Company Material Adverse Effect” therein) without the reasonable consent of the Joint Lead Arrangers and Bookrunners, and all Indebtedness of the Borrower and its Subsidiaries existing prior to the Merger (other than Indebtedness set forth on Schedule 10.1 and Indebtedness of Credit Parties owed to other Credit Parties permitted by Section 10.1(b)) shall have been repaid or repurchased in full.

6.13.        Pro Forma Balance Sheet.    The Administrative Agent shall have received a pro forma consolidated balance sheet of the Parent Borrower as of the last day of the most recently completed fiscal quarter ended at least twenty consecutive Business Days prior to the Closing Date, after giving effect to the Transactions, together with a certificate of an Authorized Officer of the Parent Borrower to the effect that such statement accurately presents the pro forma consolidated financial position of the Parent Borrower in accordance with GAAP.

6.14.        Patriot Act.    The Joint Lead Arrangers and Bookrunners shall have received such documentation and information as is reasonably requested in writing at least 10 days prior to the Closing Date by the Administrative Agent about the Parent Borrower, the Subsidiary Borrowers and the Guarantors in respect of applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act.

SECTION 7.    Conditions Precedent to All Credit Events

The agreement of each Lender to make any Loan requested to be made by it on any date (excluding Mandatory Borrowings, Protective Advances and Revolving Credit Loans required to be made by the Revolving Credit Lenders in respect of Unpaid Drawings pursuant to Sections 3.3 and 3.4), and the obligation of the Letter of Credit Issuer to issue Letters of Credit on any date, is subject to the satisfaction of the following conditions precedent:

7.1.          No Default; Representations and Warranties.    At the time of each Credit Event and also after giving effect thereto (other than any Credit Event on the Closing Date) (a) no Default or Event of Default shall have occurred and be continuing and (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Credit Event (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

7.2.          Notice of Borrowing.

(a)           Prior to the making of each Revolving Credit Loan (other than any Revolving Credit Loan made pursuant to Section 3.4(a) or 2.1(e)) and each Swingline Loan, the Administrative Agent shall have received a Notice of Borrowing (whether in writing or by telephone) meeting the requirements of Section 2.3.

(b)           Prior to the issuance of each Letter of Credit, the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.2(a).

7.3.           Additional Borrowing Condition.    If a Liquidity Event shall have occurred and be continuing, the Borrowers shall have demonstrated to the reasonable satisfaction of the Administrative Agent that the ratio of (a) Consolidated EBITDA for the relevant Test Period to (b) the sum, for the relevant Test Period, of (i) the cash interest expense including that attributable to Capital Leases in accordance with GAAP, net of cash interest income, of the Parent Borrower and the Restricted Subsidiaries, on a consolidated basis in accordance with GAAP with respect to all outstanding Indebtedness of the Parent Borrower and the Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Hedge Agreements (other than currency swap agreements, currency future or option contracts and other similar agreements) and (ii) any cash payments made during such period in respect of obligations referred to in clause (y) below relating to Funded Debt that were amortized or accrued in a previous period (other than any such obligations resulting from the discounting of Indebtedness in connection with the application of purchase accounting in connection with the Transaction or any Permitted Acquisition), but excluding, however, (a) amortization of deferred financing costs and any other amounts of non-cash interest, (b) the accretion or accrual of discounted liabilities during such period, and (c) all non-recurring cash interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations and financing fees, all as calculated on a consolidated basis in accordance with GAAP and excluding, for the avoidance of doubt, any interest in respect of items excluded from Indebtedness in the proviso to the definition thereof, provided that (x) except as provided in clause (y) below, there shall be excluded from Consolidated Interest Expense for any period the cash interest expense (or cash interest income) of all Unrestricted Subsidiaries for such period to the extent otherwise included in Consolidated Interest Expense, (y) there shall be included in determining Consolidated Interest Expense for any period the cash interest expense (or income) of any Acquired Entity or Business acquired during such period and of any Converted Restricted Subsidiary converted during such period, in each case based on the cash interest expense (or income) of such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition or conversion) assuming any Indebtedness incurred or repaid in connection with any such acquisition or conversion had been incurred or prepaid on the first day of such period, and (z) there shall be excluded from determining Consolidated Interest Expense for any period the cash interest expense (or income) of any Sold Entity or Business disposed of during such period, based on the cash interest expense (or income) relating to any Indebtedness relieved, retired or repaid in connection with any such disposition of such Sold Entity or Business for such period (including the portion thereof occurring prior to such disposal) assuming such debt relieved, retired or repaid in connection with such disposition had been relieved, retired or repaid on the first day of such period, calculated on a Pro Forma Basis as of the last day of the fiscal quarter for the Test Period most recently then ended for which the Administrative Agent has received financial statements of the Parent Borrower, is equal to or greater than 1.0 to 1.0.  For purposes of determining satisfaction with the ratio set forth in this Section 7.3, any Specified Equity Contribution will, at the request of the Parent Borrower, be included in the calculation of Consolidated EBITDA, provided that (a) in each Test Period there shall be at least two fiscal quarters in respect of which no Specified Equity Contribution is made and (b) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrowers to be in compliance with such ratio specified above.
The acceptance of the benefits of each Credit Event shall constitute a representation and warranty by each Credit Party to each of the Lenders that all the applicable conditions specified in Section 7 above have been satisfied as of that time.

SECTION 8.    Representations, Warranties and Agreements

In order to induce the Lenders to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, each Borrower makes (on the Closing Date and on each other date as required or otherwise set forth in this Agreement) the following representations and warranties to, and agreements with, the Lenders, all of which shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit:

8.1.           Corporate Status.    Each of the Parent Borrower and each Material Subsidiary (a) is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing (if applicable) in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.

8.2.           Corporate Power and Authority.    Each Credit Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party.  Each Credit Party has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid and binding obligation of such Credit Party enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity.

8.3.           No Violation.    Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party nor compliance with the terms and provisions thereof nor the consummation of the Merger and the other transactions contemplated hereby or thereby will (a) contravene any applicable provision of any material law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality, (b) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of such Credit Party or any of the Restricted Subsidiaries (other than Liens created under the Credit Documents or Liens subject to the Intercreditor Agreement) pursuant to the terms of any material indenture, loan agreement, lease agreement, mortgage, deed of trust, agreement or other material instrument to which such Credit Party or any of the Restricted Subsidiaries is a party or by which it or any of its property or assets is bound (any such term, covenant, condition or provision, a “Contractual Requirement”) other than (x) any such breach, default or Lien that could not reasonably be expected to result in a Material Adverse Effect or (y) as disclosed on Schedule 8.3 or (c) violate any provision of the certificate of incorporation, by-laws or other organizational documents of such Credit Party or any of the Restricted Subsidiaries.

8.4.           Litigation.    Except as set forth on Schedule 8.4, there are no actions, suits or proceedings (including Environmental Claims) pending or, to the knowledge of the Parent Borrower, threatened with respect to the Parent Borrower or any of its Subsidiaries that could reasonably be expected to result in a Material Adverse Effect.

8.5.           Margin Regulations.    Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.

8.6.           Governmental Approvals.    The execution, delivery and performance of the Acquisition Agreement and each Credit Document do not require any consent or approval of,

registration or filing with, or other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents and (iii) such licenses, approvals, authorizations or consents the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect.

8.7.           Investment Company Act.    No Borrower is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

8.8.           True and Complete Disclosure.

(a)            None of the written factual information and written data (taken as a whole) heretofore or contemporaneously furnished by or on behalf of the Parent Borrower, any of the Subsidiaries or any of their respective authorized representatives to the Administrative Agent, any Joint Lead Arranger, and/or any Lender on or before the Closing Date (including all such information and data contained in (i) the Confidential Information Memorandum (as updated prior to the Closing Date and including all information incorporated by reference therein) and (ii) the Credit Documents) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement of any material fact or omitted to state any material fact necessary to make such information and data (taken as a whole) not misleading at such time in light of the circumstances under which such information or data was furnished, it being understood and agreed that for purposes of this Section 8.8(a), such factual information and data shall not include proforma financial information, projections or estimates (including financial estimates, forecasts and other forward-looking information) and information of a general economic or general industry nature.

(b)           The projections (including financial estimates, forecasts and other forward-looking information) contained in the information and data referred to in Section 8.8(a) were based on good faith estimates and assumptions believed by such Persons to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.

8.9.           Financial Condition; Financial Statements.    (a)  The unaudited historical consolidated financial information of the Borrower as set forth in the Confidential Information Memorandum and (b) the Historical Financial Statements, in each case present fairly in all material respects the consolidated financial position of the Borrower at the respective dates of said information, statements and results of operations for the respective periods covered thereby.  The unaudited pro forma consolidated balance sheet of the Borrower and its Subsidiaries as at     May 4, 2007 (including the notes thereto) (the “Pro Forma Balance Sheet”) and the unaudited pro forma consolidated statement of operations of the Borrower and its Subsidiaries for the 12-month period ending on such date (together with the Pro Forma Balance Sheet, the “Pro Forma Financial Statements”), copies of which have heretofore been furnished to the Administrative Agent, have been prepared based on (x) the Historical Financial Statements and (y) the unaudited historical consolidated financial information described in clause (a) of this Section 8.9 and have been prepared in good faith, based on assumptions believed by the Borrower to be reasonable as of the date of delivery thereof, and present fairly in all material respects on a Pro Forma Basis the estimated financial position of the Borrower and its Subsidiaries as at May 4, 2007 and their estimated results of operations for the period covered thereby.  The financial statements referred to in clause (b) of this Section 8.9 have been prepared in accordance with GAAP consistently applied except to the extent provided in the notes to said financial statements.  After the Closing Date, there has been no Material Adverse Effect.

8.10.         Tax Matters.    Except where the failure of which could not be reasonably expected to have a Material Adverse Effect, (a) each of the Borrower and the Subsidiaries has filed all federal income tax returns and all other tax returns, domestic and foreign, required to be filed by it and has paid all material taxes payable by it that have become due, other than those (i) not yet delinquent or (ii) contested in good faith as to which adequate reserves have been provided to the extent required by law and in accordance with GAAP and (b) each Borrower and each of the Subsidiaries have paid, or have provided adequate reserves (in the good faith judgment of management of such Borrower or such Subsidiary) in accordance with GAAP for the payment of, all federal, state, provincial and foreign taxes applicable for the current fiscal year to the Closing Date.

8.11.         Compliance with ERISA.

(a)            Each Plan is in compliance with ERISA, the Code and any applicable Requirement of Law; no Reportable Event has occurred (or is reasonably likely to occur) with respect to any Plan; no Plan is insolvent or in reorganization (or is reasonably likely to be insolvent or in reorganization), and no written notice of any such insolvency or reorganization has been given to the Parent Borrower or any ERISA Affiliate; no Plan (other than a Multiemployer Plan) has an accumulated or waived funding deficiency (or is reasonably likely to have such a deficiency); on and after the effectiveness of the Pension Act, each Plan that is subject to Title IV of ERISA has satisfied the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, and there has been no determination that any such Plan is, or is expected to be, in “at risk” status (within the meaning of Section 4010(d)(2) of ERISA); none of the Parent Borrower or any ERISA Affiliate has incurred (or is reasonably likely to incur) any liability to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code or has been notified in writing that it will incur any liability under any of the foregoing Sections with respect to any Plan; no proceedings have been instituted (or are reasonably likely to be instituted) to terminate or to reorganize any Plan or to appoint a trustee to administer any Plan, and no written notice of any such proceedings has been given to the Parent Borrower or any ERISA Affiliate; and no lien imposed under the Code or ERISA on the assets of the Parent Borrower or any ERISA Affiliate exists (or is reasonably likely to exist) nor has the Parent Borrower or any ERISA Affiliate been notified in writing that such a lien will be imposed on the assets of the Parent Borrower or any ERISA Affiliate on account of any Plan, except to the extent that a breach of any of the representations, warranties or agreement in this Section 8.11(a) would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect.  No Plan (other than a Multiemployer Plan) has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 8.11(a), be reasonably likely to have a Material Adverse Effect.  With respect to Plans that are Multiemployer Plans, the representations and warranties in this Section 8.11(a), other than any made with respect to

(i) liability under Section 4201 or 4204 of ERISA or (ii) liability for termination or reorganization of such Plans under ERISA, are made to the best knowledge of each Borrower.

(b)           All Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and applicable law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a Material Adverse Effect.  All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.12.        Subsidiaries.

Schedule 8.12 lists each Subsidiary of the Parent Borrower (and the direct and indirect ownership interest of the Parent Borrower therein), in each case existing on the Closing Date.  Each Material Subsidiary as of the Closing Date has been so designated on Schedule 8.12.

8.13.        Intellectual Property.   The Parent Borrower and each of the Subsidiaries have obtained all intellectual property, free from burdensome restrictions, that is necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, except where the failure to obtain any such rights could not reasonably be expected to have a Material Adverse Effect.

8.14.        Environmental Laws.

(a)           Except as could not reasonably be expected to have a Material Adverse Effect:  (i) the Parent Borrower and each of the Subsidiaries and all Real Estate are in compliance with all Environmental Laws; (ii) neither the Parent Borrower nor any Subsidiary is subject to any Environmental Claim or any other liability under any Environmental Law; (iii) neither the Parent Borrower nor any Subsidiary is conducting any investigation, removal, remedial or other corrective action pursuant to any Environmental Law at any location; and (iv) no underground storage tank or related piping, or any impoundment or disposal area containing Hazardous Materials is located at, on or under any Real Estate currently owned or leased by the Parent Borrower or any of its Subsidiaries.

(b)           Neither the Parent Borrower nor any of the Subsidiaries has treated, stored, transported, released or disposed or arranged for disposal or transport for disposal of Hazardous Materials at, on, under or from any currently or formerly owned or leased Real Estate or facility in a manner that could reasonably be expected to have a Material Adverse Effect.

8.15.        Properties.   Except as set forth on Schedule 8.15(a), the Parent Borrower and each of the Subsidiaries have good and marketable title to or leasehold interests in all properties that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, free and clear of all Liens (other than any Liens permitted by this Agreement) and except where the failure to have such good title could not reasonably be expected to have a Material Adverse Effect.

8.16.         Solvency.   On the Closing Date (after giving effect to the Transactions), immediately following the making of each Loan and after giving effect to the application of the proceeds of such Loans, the Parent Borrower on a consolidated basis with its Subsidiaries will be Solvent.

SECTION 9.           Affirmative Covenants

Each Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, fees and all other Obligations incurred hereunder (other than contingent indemnity obligations), are paid in full:

9.1.           Information Covenants.   The Parent Borrower will furnish to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a)            Annual Financial Statements.  As soon as available and in any event within 5 days after the date on which such financial statements are required to be filed with the SEC (after giving effect to any permitted extensions) (or, if such financial statements are not required to be filed with the SEC, on or before the date that is 95 days after the end of each such fiscal year), the consolidated balance sheets of the Parent Borrower and the Subsidiaries and, if different, the Parent Borrower and the Restricted Subsidiaries, in each case as at the end of such fiscal year, and the related consolidated statements of operations and cash flows for such fiscal year, setting forth comparative consolidated figures for the preceding fiscal years (or, in lieu of such audited financial statements of the Parent Borrower and the Restricted Subsidiaries, a detailed reconciliation, reflecting such financial information for the Parent Borrower and the Restricted Subsidiaries, on the one hand, and the Parent Borrower and the Subsidiaries, on the other hand), all in reasonable detail and prepared in accordance with GAAP, and, in each case, certified by independent certified public accountants of recognized national standing whose opinion shall not be qualified as to the scope of audit or as to the status of the Borrower or any of the Material Subsidiaries (or a group of Subsidiaries that together would constitute a Material Subsidiary) as to a going concern, together in any event with a certificate of such accounting firm stating that in the course of either (i) its regular audit of the consolidated business of the Parent Borrower, which audit was conducted in accordance with generally accepted auditing standards or (ii) performing certain other procedures permitted by professional standards, such accounting firm has obtained no knowledge of any Event of Default relating to Section 10.9 that has occurred and is continuing or, if in the opinion of such accounting firm such an Event of Default has occurred and is continuing, a statement as to the nature thereof.

(b)           Quarterly Financial Statements.  On or before the date that is 75 days after the end of the fiscal quarter ending August 3, 2007 and thereafter as soon as available and in any event within 5 days after the date on which such financial statements are required to be filed with the SEC (after giving effect to any permitted extensions) with respect to each of the first three quarterly accounting periods in each fiscal year of the Parent Borrower (or, if such financial statements are not required to be filed with the SEC, on or before the date that is 50 days after the end of each such quarterly accounting period), the consolidated balance sheets of the Parent Borrower and the Subsidiaries and, if different, the Parent Borrower and the

Restricted Subsidiaries, in each case as at the end of such quarterly period and the related consolidated statements of operations for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and the related consolidated statement of cash flows for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the prior fiscal year (or, in lieu of such unaudited financial statements of the Parent Borrower and the Restricted Subsidiaries, a detailed reconciliation reflecting such financial information for the Parent Borrower and the Restricted Subsidiaries, on the one hand, and the Parent Borrower and the Subsidiaries, on the other hand), all of which shall be certified by an Authorized Officer of the Parent Borrower as fairly presenting in all material respects the financial condition, results of operations, stockholders’ equity and cash flows of the Parent Borrower and its Subsidiaries in accordance with GAAP, subject to changes resulting from audit and normal year-end audit adjustments.

(c)           Officer’s Certificates.  At the time of the delivery of the financial statements provided for in Section 9.1(a) and (b), a certificate of an Authorized Officer of the Parent Borrower to the effect that no Default or Event of Default exists or, if any Default or Event of Default does exist, specifying the nature and extent thereof, which certificate shall set forth (i) a specification of any change in the identity of the Restricted Subsidiaries and Unrestricted Subsidiaries as at the end of such fiscal year or period, as the case may be, from the Restricted Subsidiaries and Unrestricted Subsidiaries, respectively, provided to the Lenders on the Closing Date or the most recent fiscal year or period, as the case may be, (ii) the then applicable Status and (iii) the amount of any Pro Forma Adjustment not previously set forth in a Pro Forma Adjustment Certificate or any change in the amount of a Pro Forma Adjustment set forth in any Pro Forma Adjustment Certificate previously provided and, in either case, in reasonable detail, the calculations and basis therefor.  At the time of the delivery of the financial statements provided for in Section 9.1(a), (i) a certificate of an Authorized Officer of the Parent Borrower setting forth in reasonable detail the Applicable Amount and the Applicable Equity Amount as at the end of the fiscal year to which such financial statements relate and (ii) a certificate of an Authorized Officer of the Parent Borrower setting forth the information required pursuant to Section I (other than section D thereof) of the Perfection Certificate or confirming that there has been no change in such information since the Closing Date or the date of the most recent certificate delivered pursuant to this clause (c)(ii), as the case may be.

(d)           Notice of Default; Litigation.  Promptly after an Authorized Officer of the Parent Borrower or any of the Subsidiaries obtains knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Parent Borrower proposes to take with respect thereto and (ii) any litigation or governmental proceeding pending against the Parent Borrower or any of the Subsidiaries that could reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect.

(e)           Environmental Matters.  Promptly after obtaining knowledge of any one or more of the following environmental matters, unless such environmental matters would not, individually, or when aggregated with all other such matters, be reasonably expected to result in a Material Adverse Effect, notice of:

(i)            any pending or threatened Environmental Claim against any Credit Party or any Real Estate;

(ii)           any condition or occurrence on any Real Estate that (x) could reasonably be expected to result in noncompliance by any Credit Party with any applicable Environmental Law or (y) could reasonably be anticipated to form the basis of an Environmental Claim against any Credit Party or any Real Estate;

(iii)           any condition or occurrence on any Real Estate that could reasonably be anticipated to cause such Real Estate to be subject to any restrictions on the ownership, occupancy, use or transferability of such Real Estate under any Environmental Law; and

(iv)           the conduct of any investigation, or any removal, remedial or other corrective action in response to the actual or alleged presence, release or threatened release of any Hazardous Material on, at, under or from any Real Estate.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and the response thereto.  The term “Real Estate” shall mean land, buildings and improvements owned or leased by any Credit Party, but excluding all operating fixtures and equipment, whether or not incorporated into improvements.

(f)            Other Information.  Promptly upon filing thereof, copies of any filings (including on Form 10-K, 10-Q or 8-K) or registration statements with, and reports to, the SEC or any analogous Governmental Authority in any relevant jurisdiction by the Parent Borrower or any of the Subsidiaries (other than amendments to any registration statement (to the extent such registration statement, in the form it becomes effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statements on Form S-8) and copies of all financial statements, proxy statements, notices and reports that the Parent Borrower or any of the Subsidiaries shall send to the holders of any publicly issued debt of the Parent Borrower and/or any of the Subsidiaries (including the Notes (whether publicly issued or not)) and lenders and agents under the Term Loan Agreement, in each case in their capacity as such holders, lenders or agents (in each case to the extent not theretofore delivered to the Administrative Agent pursuant to this Agreement) and, with reasonable promptness, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of any Lender (acting through the Administrative Agent) may reasonably request in writing from time to time.

(g)           Pro Forma Adjustment Certificate.  Not later than any date on which financial statements are delivered with respect to any Test Period in which a Pro Forma Adjustment is made as a result of the consummation of the acquisition of any Acquired Entity or Business by the Parent Borrower or any Restricted Subsidiary for which there shall be a Pro Forma Adjustment, a certificate of an Authorized Officer of the Parent Borrower setting forth the amount of such Pro Forma Adjustment and, in reasonable detail, the calculations and basis therefor.

(h)           Borrowing Base Certificate.  On the 20th day of each calendar month, a Borrowing Base Certificate showing the Applicable Borrowing Base and the calculation of

Excess Availability in each case as of the close of business on the last day of the immediately preceding calendar month, each such Borrowing Base Certificate to be certified as complete and correct in all material respects on behalf of the Parent Borrower by a Financial Officer of the Parent Borrower (each a “Monthly Borrowing Base Certificate”).  In addition, (i) if Excess Availability is less than 10% of the Total Revolving Credit Commitments, or (ii) if any Event of Default has occurred and is continuing, a Borrowing Base Certificate showing the Parent Borrower’s reasonable estimate (which shall be based on the most current accounts receivable aging reasonably available and shall be calculated in a consistent manner with the most recent Monthly Borrowing Base Certificates delivered pursuant to this Section) of the Applicable Borrowing Base (but not the calculation of Excess Availability) as of the close of business on the last day of the immediately preceding calendar week, unless the Administrative Agent otherwise agrees, shall be furnished on Wednesday of each week (or, if Wednesday is not a Business Day, on the next succeeding Business Day).

(i)            Collateral Reporting.  On the 20th day of each calendar month, in each case as of the close of business on the last day of the immediately preceding calendar month:

(i)            a detailed aging of the Credit Parties’ Accounts (including Eligible Credit Card Receivables) reconciled to the Monthly Borrowing Base Certificate delivered as of such date in a form reasonably acceptable to the Administrative Agent; and

(ii)           a schedule detailing the Credit Parties’ Inventory, in form reasonably satisfactory to the Administrative Agent, (1) by location, (2) by category, (3) including a report of material variances or other results of Inventory counts performed by any Credit Party since the last Inventory schedule, (4) reconciled to the Monthly Borrowing Base Certificate delivered as of such date, and (5) containing such other information reasonably requested by the Administrative Agent.

(j)            Projections.  Within ninety (90) days after the end of each fiscal year (beginning with the fiscal year ending on or about January 31, 2009) of the Parent Borrower, a reasonably detailed consolidated budget for the following fiscal year as customarily prepared by management of the Parent Borrower for its internal use (including a projected consolidated balance sheet of the Parent Borrower and its Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a summary of the material underlying assumptions applicable thereto) (collectively, the “Projections”), which Projections shall in each case be accompanied by a certificate of an Authorized Officer stating that such Projections have been prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable at the time of preparation of such Projections, it being understood that actual results may vary from such Projections.

Notwithstanding the foregoing, the obligations in clauses (a), (b) and (f) of this Section 9.1 may be satisfied with respect to financial information of the Parent Borrower and the Restricted Subsidiaries by furnishing (A) the applicable financial statements of any direct or indirect parent of the Parent Borrower or (B) the Parent Borrower’s (or any direct or indirect parent thereof), as applicable, Form 10-K or 10-Q, as applicable, filed with the SEC; provided that, with respect to each of subclauses (A) and (B) of this paragraph, to the extent such information relates to a parent of the Parent Borrower, such information is accompanied by consolidating or other information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Parent Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand.

9.2.           Books, Records and Inspections.

(a)           The Parent Borrower will, and will cause each Restricted Subsidiary to, permit officers and designated representatives of the Administrative Agent or the Required Lenders (as accompanied by the Administrative Agent) to visit and inspect any of the properties or assets of the Parent Borrower or such Subsidiary in whomsoever’s possession to the extent that it is within such party’s control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent that it is not within such party’s control to permit such inspection), and to examine the books and records of the Parent Borrower and any such Subsidiary and discuss the affairs, finances and accounts of the Parent Borrower and of any such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or the Required Lenders may desire (and subject, in the case of any such meetings or advice from such independent accountants, to such accountants’ customary policies and procedures); provided that, excluding any such visits and inspections during the continuation of an Event of Default (a) only the Administrative Agent on behalf of the Required Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 9.2, and (b) only one such visit shall be at the Parent Borrower’s expense; providedfurther that when an Event of Default exists, the Administrative Agent (or any of its representatives or independent contractors) or any representative of the Required Lenders may do any of the foregoing at the expense of the Parent Borrower at any time during normal business hours and upon reasonable advance notice.  The Administrative Agent and the Required Lenders shall give the Parent Borrower the opportunity to participate in any discussions with the Parent Borrower’s independent public accountants.

(b)           Independently of or in connection with the visits and inspections provided for in clause (a) above, but not more than twice a year at the expense of the Borrowers in respect of appraisals and not more than twice a year at the expense of the Borrowers in respect of field examinations (in each case unless required by applicable law or unless an Event of Default has occurred and is continuing in which case the Administrative Agent may cause additional appraisals and field examinations to be undertaken at the expense of the Borrowers) upon the request of the Administrative Agent after reasonable prior notice, the Parent Borrower will, and will cause each Subsidiary Borrower to, permit the Administrative Agent or professionals reasonably acceptable to the Parent Borrower (including investment bankers, consultants, accountants, lawyers and appraisers) retained by the Administrative Agent to conduct appraisals, commercial finance examinations and other evaluations (including updates thereof), including, without limitation, (i) of the Parent Borrower’s practices in the computation of the Applicable Borrowing Base, and (ii) inspecting, verifying and auditing the Collateral. The Borrowers shall pay the fees and expenses of the Administrative Agent or such professionals with respect to such evaluations and appraisals in accordance with the provisions set forth in the immediately preceding sentence.

9.3.           Maintenance of Insurance.   The Parent Borrower will, and will cause each Material Subsidiary to, at all times maintain in full force and effect, pursuant to self-insurance arrangements or with insurance companies that the Parent Borrower believes (in the good faith judgment of the management of the Parent Borrower) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts (after giving effect to any self-insurance which the Parent Borrower believes (in the good faith judgment of management of the Parent Borrower) is reasonable and prudent in light of the size and nature of its business) and against at least such risks (and with such risk retentions) as the Parent Borrower believes (in the good faith judgment of management of the Parent Borrower) is reasonable and prudent in light of the size and nature of its business; and will furnish to the Administrative Agent, upon written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried.

9.4.           Payment of Taxes.   The Parent Borrower will pay and discharge, and will cause each of the Subsidiaries to pay and discharge, all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which material penalties attach thereto, and all lawful material claims in respect of any Taxes imposed, assessed or levied that, if unpaid, could reasonably be expected to become a material Lien upon any properties of the Parent Borrower or any of the Restricted Subsidiaries, provided that neither the Parent Borrower, nor any of the Subsidiaries shall be required to pay any such tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings if it has maintained adequate reserves (in the good faith judgment of management of the Parent Borrower) with respect thereto in accordance with GAAP and the failure to pay could not reasonably be expected to result in a Material Adverse Effect.

9.5.           Consolidated Corporate Franchises.   The Parent Borrower will do, and will cause each Material Subsidiary to do, or cause to be done, all things necessary to preserve and keep in full force and effect its existence, corporate rights and authority, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided, however, that the Parent Borrower and its Subsidiaries may consummate any transaction permitted under Section 10.3, 10.4 or 10.5.

9.6.           Compliance with Statutes, Regulations, Etc.   The Parent Borrower will, and will cause each Subsidiary to, comply with all applicable laws, rules, regulations and orders applicable to it or its property, including all governmental approvals or authorizations required to conduct its business, and to maintain all such governmental approvals or authorizations in full force and effect, in each case except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.7.           ERISA.   (a)  Promptly after the Parent Borrower or any ERISA Affiliate knows or has reason to know of the occurrence of any of the following events that, individually or in the aggregate (including in the aggregate such events previously disclosed or exempt from disclosure hereunder, to the extent the liability therefor remains outstanding), would be reasonably likely to have a Material Adverse Effect, the Parent Borrower will deliver to the Administrative Agent a certificate of an Authorized Officer or any other senior officer of the Parent Borrower setting forth details as to such occurrence and the action, if any, that the Parent

Borrower or such ERISA Affiliate is required or proposes to take, together with any notices (required, proposed or otherwise) given to or filed with or by the Parent Borrower, such ERISA Affiliate, the PBGC, a Plan participant (other than notices relating to an individual participant’s benefits) or the Plan administrator with respect thereto:  that a Reportable Event has occurred; that an accumulated funding deficiency has been incurred or an application is to be made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan; that a Plan having an Unfunded Current Liability has been or is to be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA (including the giving of written notice thereof); that a Plan has an Unfunded Current Liability that has or will result in a lien under ERISA or the Code; that proceedings will be or have been instituted to terminate a Plan having an Unfunded Current Liability (including the giving of written notice thereof); that a proceeding has been instituted against the Parent Borrower or an ERISA Affiliate pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan; that the PBGC has notified the Parent Borrower or any ERISA Affiliate of its intention to appoint a trustee to administer any Plan; that the Parent Borrower or any ERISA Affiliate has failed to make a required installment or other payment pursuant to Section 412 of the Code with respect to a Plan; or that the Parent Borrower or any ERISA Affiliate has incurred or will incur (or has been notified in writing that it will incur) any liability (including any contingent or secondary liability) to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code.

(b)  Promptly following any request therefor, on and after the effectiveness of the Pension Act, the Parent Borrower will deliver to the Administrative Agent copies of (i) any documents described in Section 101(k) of ERISA that the Parent Borrower and any of its Subsidiaries or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l) of ERISA that the Parent Borrower and any of its Subsidiaries or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided that if the Parent Borrower, any of its Subsidiaries or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, the Parent Borrower, the applicable Subsidiary(ies) or the ERISA Affiliate(s) shall promptly make a request for such documents or notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof.

9.8.           Maintenance of Properties.   The Parent Borrower will, and will cause each of the Restricted Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could reasonably be expected to have a Material Adverse Effect.

9.9.           Transactions with Affiliates.   The Parent Borrower will conduct, and cause each of the Restricted Subsidiaries to conduct, all transactions with any of its Affiliates (other than the Parent Borrower and the Restricted Subsidiaries) on terms that are substantially as favorable to the Parent Borrower or such Restricted Subsidiary as it would obtain in a comparable arm’s-length transaction with a Person that is not an Affiliate, provided that the foregoing restrictions shall not apply to (a) the payment of customary fees to the Sponsors for management, consulting and financial services rendered to the Parent Borrower and the

Subsidiaries and customary investment banking fees paid to the Sponsors for services rendered to the Parent Borrower and the Subsidiaries in connection with divestitures, acquisitions, financings and other transactions, (b) transactions permitted by Section 10.6, (c) the payment of the Transaction Expenses, (d) the issuance of Stock or Stock Equivalents of Holdings to the management of the Parent Borrower (or any direct or indirect parent thereof) or any of its Subsidiaries in connection with the Transactions or pursuant to arrangements described in clause (f) of this Section 9.9, (e) loans, advances and other transactions between or among the Parent Borrower, any Subsidiary or any joint venture (regardless of the form of legal entity) in which the Parent Borrower or any Subsidiary has invested (and which Subsidiary or joint venture would not be an Affiliate of the Parent Borrower but for the Parent Borrower’s or a Subsidiary’s ownership of Stock or Stock Equivalents in such joint venture or Subsidiary) to the extent permitted under Section 10, (f) employment and severance arrangements between the Parent Borrower and the Subsidiaries and their respective officers, employees or consultants (including management and employee benefit plans or agreements, stock option plans and other compensatory arrangements) in the ordinary course of business, (g) payments by the Parent Borrower (and any direct or indirect parent thereof) and the Subsidiaries pursuant to tax sharing agreements among the Parent Borrower (and any such parent) and the Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Parent Borrower and the Subsidiaries, (h) the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, managers, consultants, officers and employees of the Parent Borrower (or, to the extent attributable to the ownership of the Parent Borrower by such parent, any direct or indirect parent thereof) and the Subsidiaries in the ordinary course of business, and (i) transactions pursuant to permitted agreements in existence on the Closing Date and set forth on Schedule 9.9 or any amendment thereto to the extent such an amendment (together with any other amendment or supplemental agreements) is not adverse, taken as a whole, to the Lenders in any material respect.

9.10.         End of Fiscal Years; Fiscal Quarters.   The Parent Borrower will, for financial reporting purposes, cause (a) each of its, and each of its Subsidiaries’, fiscal years to end on the Friday closest to January 31 of each year and (b) each of its, and each of its Subsidiaries’, fiscal quarters to end on dates consistent with such fiscal year-end and the Parent Borrower’s past practice; provided, however, that the Parent Borrower may, upon written notice to the Administrative Agent change the financial reporting convention specified above to any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case the Parent Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.

9.11.         Additional Borrowers, Guarantors and Grantors.   Except as otherwise provided in Section 10.1(j) and subject to any applicable limitations set forth in the Security Documents, the Parent Borrower will cause each direct or indirect Domestic Subsidiary (excluding any Excluded Subsidiary) formed or otherwise purchased or acquired after the date hereof (including pursuant to a Permitted Acquisition) and each other Domestic Subsidiary that ceases to constitute an Excluded Subsidiary to, within 30 days from the date of such formation, acquisition or cessation, as applicable (or such longer period as the Administrative Agent may agree in its reasonable discretion), execute (i) a joinder to this Agreement in order to become a Subsidiary Borrower or the Guarantee to become a Guarantor under such Guarantee and (ii) the

Security Agreement in order to become a grantor under such Security Agreement or, to the extent reasonably requested by the Collateral Agent, enter into a new Security Document substantially consistent with the analogous existing Security Documents and otherwise in form and substance reasonably satisfactory to such Collateral Agent and take all other action reasonably requested by the Collateral Agent to grant a perfected security interest in its assets to substantially the same extent as created by the Credit Parties on the Closing Date (including actions required pursuant to Section 9.14(b)).

9.12.        [Reserved].

9.13.        Use of Proceeds.

(a)           The Borrowers will use up to $432,300,000 of the proceeds of the Revolving Credit Loans made on the Closing Date to effect, in part, the Transactions.

(b)           After the Closing Date, the Borrowers will use Letters of Credit, Revolving Credit Loans and Swingline Loans for general corporate purposes (including Permitted Acquisitions).

9.14.        Further Assurances.

(a)           The Parent Borrower will, and will cause each other Credit Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture, filings, mortgages, deeds of trust and other documents) that may be required under any applicable law, or that the Collateral Agent or the Required Lenders may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the applicable Security Documents, all at the expense of the Parent Borrower and the Restricted Subsidiaries.

(b)           The Parent Borrower agrees that it will, or will cause its relevant Subsidiaries to, complete each of the actions described on Schedule 9.14(b) as soon as commercially reasonable and by no later than the date set forth in Schedule 9.14(b) with respect to such action or such later date as the Administrative Agent may reasonably agree.

9.15.        Cash Management Systems.

(a)           The Credit Parties will establish and maintain the cash management systems described below (the “Cash Management Systems”):

(i)            Within 60 calendar days after the Closing Date (or such later date as the Administrative Agent may, in its reasonable discretion, consent to in writing), (x) the Parent Borrower shall deliver to the Collateral Agent Schedule 9.15(a) which shall list as of the date such Schedule is delivered all Single Store DDAs and all Consolidated Stores DDAs that to the knowledge of the Parent Borrower are maintained by the Credit Parties and (y) the Borrowers shall have established one or more concentration accounts in the respective Borrower’s name (the “Concentration Accounts”) that shall be designated as the Concentration Accounts and listed on Schedule 9.15(a).

(ii)           The Parent Borrower may maintain, in its name, one or more accounts (any such account, a “Disbursement Account”) into which the Administrative Agent shall, from time to time, deposit proceeds of Loans made to the Borrowers pursuant to Section 2.1 for use by the Borrowers solely in accordance with the provisions of Section 9.13 (it being understood that the Administrative Agent may also deposit or wire proceeds of Loans into any other account designated by the Parent Borrower at any time other than during the continuance of any Cash Dominion Event).  The Parent Borrower may also maintain, in its name, one or more accounts that (x) do not contain any funds that are proceeds of Accounts or Inventory constituting Collateral, (y) are payroll accounts, trust or tax withholding accounts or (z) the Parent Borrower designates in writing to the Administrative Agent as being the “uncontrolled cash account” (the “Designated Account” ), provided that (A) the amount on deposit in the Designated Account shall not exceed at any time $25,000,000 and (B) so long as a Cash Dominion Event has occurred and is continuing, the funds in the Designated Account shall not be funded from, or when withdrawn from the Designated Account, shall not be replenished by, funds constituting proceeds of Collateral (each account under clause (x) through (z), a “Non-Controlled Account”).  In addition to the account described in clause (z) in the immediately preceding sentence, upon receipt of any proceeds of “Collateral” (as defined in the Term Loan Agreement) that does not constitute Collateral hereunder, the Parent Borrower shall create and maintain an account that it shall designate in writing to the Administrative Agent as the account, the sole proceeds of which shall constitute such proceeds of such property and any additional property that constitutes “Collateral” (as defined in the Term Loan Agreement) but not Collateral hereunder.  Subject to the Intercreditor Agreement, amounts deposited into such account shall be distributed in accordance with the provisions set forth in this Section 9.15.

(iii)           Within 60 calendar days after the Closing Date (or such later date as the Administrative Agent may, in its reasonable discretion, consent to in writing), each Credit Party shall deliver to the Collateral Agent for the Concentration Accounts and any Disbursement Accounts, a tri-party blocked account agreement or lockbox account agreement between the Collateral Agent, the bank at which each such Concentration Account or Disbursement Account is maintained and the relevant Credit Parties, in form and substance reasonably satisfactory to the Collateral Agent (each a “Blocked Account Agreement”).  Each such Blocked Account Agreement shall provide, among other things, that at all times following the establishment of the Cash Management Systems pursuant to this Section 9.15(a), upon the occurrence and during the continuation of a Cash Dominion Event, the bank at which such Concentration Account or Disbursement Account is maintained shall, upon receipt of notice from the Collateral Agent of such Cash Dominion Event, commence the process of daily sweeps from such accounts into the Collection Account (it being understood that any such daily sweep in respect of any cash or other amount in a Disbursement Account shall be subject to the rights of the applicable Credit Parties to transfer, apply or otherwise use the proceeds of any Loans hereunder for any purpose in accordance with Section 9.13 by moving any cash or other amount on deposit in any Disbursement Account out of such account for any such purpose); provided that any amounts in any Concentration Accounts reasonably identified (with reasonably detailed written support) to the Administrative Agent as not constituting Collateral will be distributed as directed by the Administrative Agent as requested by the

Parent Borrower, including to one or more Non-Controlled Accounts.  Notwithstanding anything to the contrary herein or in any other Credit Document, no cash or other amount that is disbursed or otherwise transferred from the Disbursement Account (other than to the extent swept back into the Collection Account) shall constitute Collateral.

(iv)           Following the establishment of the Cash Management Systems pursuant to Section 9.15(a), the Borrowers will, and will cause the other Credit Parties to, (x) transfer from each Consolidated Stores DDA no less frequently than on a daily basis the amount reasonably projected to be available in such Consolidated Stores DDA on the next succeeding Business Day (net of any reserves maintained by the respective Credit Party in the ordinary course of business) to a Concentration Account and (y) transfer from each Single Store DDA on a regular basis the amount reasonably projected to be available in such Single Store DDA on the next succeeding Business Day (net of any reserves maintained by the respective Credit Party in the ordinary course of business) to a Concentration Account, provided that a transfer under this clause (y) shall in any event be made promptly after receipt by a Credit Party of the monthly account statement from the depositary institution with which such Single Store DDA is maintained (the “Monthly Account Statement”) and (z) not transfer any funds out of any DDA except to a Concentration Account.

(v)            Prior to the occurrence of any Cash Dominion Event, the balance from time to time standing to the credit of the Concentration Accounts shall be distributed as directed by the Parent Borrower, including to one or more Non-Controlled Accounts.  Notwithstanding anything to the contrary, cash held in overnight deposit or investment accounts shall be deemed to be in a Concentration Account overnight.

(vi)           The Parent Borrower, following the establishment of the Cash Management Systems pursuant to Section 9.15 and the delivery of Schedule 9.15(a), may amend Schedule 9.15(a) to add or replace a bank, any Concentration Account, any DDA or any Disbursement Account; provided that (x) in the case of a new or replacement Concentration Account or Disbursement Account (A) the Parent Borrower shall have given prior written notice to the Administrative Agent of its intention to open such new or replacement account with the relevant bank and (B) contemporaneously with the opening of a new Concentration Account or Disbursement Account, the applicable Credit Party and such bank shall have executed and delivered to the Collateral Agent a Blocked Account Agreement consistent with Section 9.15(a)(iii) and (y) in the case of a new or replacement DDA (A) the Parent Borrower shall give written notice to the Administrative Agent of the opening of such new or replacement account no later than five Business Days after the opening of such account and (B) the Credit Parties shall comply with the obligations set forth in Section 9.15(a)(iv).

(vii)          All amounts deposited in the Collection Account shall be deemed received by the Administrative Agent in accordance with Section 5 and shall be applied (and allocated) by the Administrative Agent in accordance with Section 5.  In no event shall any amount be so applied unless and until such amount shall have been credited in immediately available funds to the Collection Account.

(viii)         The Borrowers shall and shall cause their respective Affiliates, officers, employees, agents, directors or other Persons acting for or in concert with a Borrower (each a “Related Person”) to (x) hold in trust for the Administrative Agent, for the benefit of itself and Lenders, all checks, cash and other items of payment received by a Borrower or by a Related Person on behalf of a Borrower in respect of Accounts or Inventory that constitute Collateral, and (y) following the establishment of the Cash Management Systems pursuant to Section 9.15(a), within three Business Days after receipt by a Borrower or by a Related Person on behalf of a Borrower of any checks, cash or other items of payment in respect of Accounts that constitute Collateral, deposit the same into a DDA or a Concentration Account.  Each Borrower and each Related Person acknowledges and agrees that all cash, checks or other items of payment constituting proceeds of Collateral are part of the Collateral.  Following the establishment of the Cash Management Systems pursuant to Section 9.15(a), all proceeds of the sale or other disposition of any Collateral shall be deposited directly into a DDA or a Concentration Account.

(b)           Upon the occurrence and during the continuance of a Cash Dominion Event following the establishment of the Cash Management Systems pursuant to Section 9.15(a), each Concentration Account shall at all times be under the sole dominion and control of the Collateral Agent.  The Borrowers hereby acknowledge and agree that during the continuance of a Cash Dominion Event following the establishment of the Cash Management Systems pursuant to Section 9.15(a), (i) the Credit Parties have no right of withdrawal from the Concentration Accounts (subject to the proviso to the second to last sentence of Section 9.15(a)(iii)), (ii) the funds on deposit in the Concentration Accounts shall at all times be collateral security for all of the Obligations (other than to the extent such funds do not constitute proceeds of Accounts or Inventory that are otherwise Collateral) and (iii) the funds on deposit in the Concentration Accounts shall be applied as provided in this Agreement.  In the event that, notwithstanding the provisions of this Section 9.15, any Borrower receives or otherwise has dominion and control of any proceeds or collections of Accounts or Inventory that otherwise constitute Collateral outside of any Concentration Account, any DDA and any Disbursement Account, such proceeds and collections shall be held in trust by such Borrower for the Collateral Agent and shall, not later than the Business Day after receipt thereof, be deposited into the Concentration Account or dealt with in such other fashion as such Borrower may be instructed by the Collateral Agent.

(c)            (i)        Annexed hereto as Schedule 9.15(c) (such schedule to be delivered to the Administrative Agent on or before the 60th calendar day after the Closing Date (or such later date as the Administration Agent may, in its reasonable discretion, consent to in writing)) is a list as of the date such Schedule 9.15(c) is delivered, of all arrangements to which any Credit Party is a party with respect to the payment to such Credit Party of the proceeds of all credit card charges for services or sales by such Credit Party.

(ii)            Within 60 calendar days after the Closing Date (or such later date as the Administrative Agent may, in its reasonable discretion, consent in writing), each Borrower shall deliver to the Collateral Agent notifications (each, a “Credit Card Notification”) in form and substance reasonably satisfactory to the Collateral Agent which have been executed on behalf of each Credit Party and addressed to such Credit

Party’s credit card and debit card clearinghouses and processors listed on Schedule 9.15(c).

(iii)           Unless consented to in writing by the Collateral Agent, after the delivery of Schedule 9.15(c) the Credit Parties shall not enter into any agreements with credit card or debit card processors other than the ones expressly contemplated herein unless contemporaneously therewith, a Credit Card Notification, is executed and delivered to the Collateral Agent.

SECTION 10.            Negative Covenants

The Parent Borrower hereby covenants and agrees that on the Closing Date (immediately after consummation of the Merger) and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, fees and all other Obligations incurred hereunder (other than contingent indemnity obligations), are paid in full:

10.1.         Limitation on Indebtedness.   The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Indebtedness, provided that the Parent Borrower and any Restricted Subsidiary (other than a Restricted Foreign Subsidiary) may incur Indebtedness (and all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest with regard to such Indebtedness), if immediately before and after giving effect to such incurrence, (x) no Default shall have occurred and be continuing and (y) the Parent Borrower shall be in compliance, on a Pro Forma Basis, with the Senior Secured Incurrence Test, provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness pursuant to the foregoing proviso in an aggregate principal amount outstanding at any time, when combined with the total amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors pursuant to Section 10.1(d), (j), (k) and (n), exceeding $125,000,000.

Notwithstanding the foregoing, the limitations set forth in the immediately preceding paragraph shall not apply to any of the following items:

(a)           (x) Indebtedness arising under the Credit Documents and (y) Indebtedness in an aggregate principal amount not to exceed $2,300,000,000 at any time outstanding under the Term Loan Facility (plus additional Indebtedness thereunder or under any amendment thereto, which does not exceed, in the aggregate, the difference of (i) $325,000,000 less (ii) the aggregate principal amount of all New Revolving Loans made pursuant to Section 2.14);

(b)           subject to compliance with Section 10.5, Indebtedness of the Parent Borrower or any Restricted Subsidiary owed to the Parent Borrower or any Restricted Subsidiary; provided that all such Indebtedness of any Credit Party owed to any Person that is not a Credit Party shall be subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent;

(c)            Indebtedness in respect of any bankers’ acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities entered into in the ordinary course of business (including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims);

(d)           subject to compliance with Section 10.5, Guarantee Obligations incurred by (i) Restricted Subsidiaries in respect of Indebtedness of the Parent Borrower or other Restricted Subsidiaries that is permitted to be incurred under this Agreement (except that a Restricted Subsidiary that is not a Credit Party may not, by virtue of this Section 10.1(d) guarantee Indebtedness that such Restricted Subsidiary could not otherwise incur under this Section 10.1) and (ii) the Parent Borrower in respect of Indebtedness of Restricted Subsidiaries that is permitted to be incurred under this Agreement; provided that (i) if the Indebtedness being guaranteed under this Section 10.1(d) is subordinated to the Obligations, such Guarantee Obligations shall be subordinated to the Guarantee of the Obligations on terms at least as favorable to the Lenders as those contained in the subordination of such Indebtedness, (ii) no guarantee by any Restricted Subsidiary of the Term Loan Facility, Senior Notes, Senior Subordinated Notes or any Permitted Additional Debt shall be permitted unless such Restricted Subsidiary shall have also provided a guarantee of the Obligations substantially on the terms set forth in the Guarantee and (iii) the aggregate amount of Guarantee Obligations incurred by Credit Parties under this clause (d) in respect of obligations owed by Persons that are not Credit Parties and the aggregate amount of Guarantee Obligations incurred by Restricted Subsidiaries that are not Guarantors under this clause (d), when combined with the total amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors pursuant to the proviso in the first paragraph of this Section 10.1 and Section 10.1(j), (k) and (n), shall not exceed $125,000,000 at any time outstanding;

(e)           Guarantee Obligations (i) incurred in the ordinary course of business in respect of obligations of (or to) suppliers, customers, franchisees, lessors and licensees or (ii) otherwise constituting Investments permitted by Sections 10.5(d), 10.5(g), 10.5(i), 10.5(q), 10.5(r), 10.5(t) and 10.5(v);

(f)            (i) Indebtedness (including Indebtedness arising under Capital Leases) incurred within 270 days of the acquisition, construction, repair, replacement, expansion or improvement of fixed or capital assets to finance the acquisition, construction, repair, replacement expansion, or improvement of such fixed or capital assets, (ii) Indebtedness arising under Capital Leases entered into in connection with Permitted Sale Leasebacks and (iii) Indebtedness arising under Capital Leases, other than Capital Leases in effect on the date hereof and Capital Leases entered into pursuant to subclauses (i) and (ii) above, provided, that the aggregate amount of Indebtedness incurred pursuant to this clause (iii) at any time outstanding shall not exceed $75,000,000 and (iv) any modification, replacement, refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i), (ii) or (iii) above, provided that, except to the extent otherwise expressly permitted hereunder, the principal amount thereof does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus the reasonable amounts paid in respect of fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension;

(g)           Indebtedness outstanding on the date hereof listed on Schedule 10.1 and any modification, replacement, refinancing, refunding, renewal or extension thereof; provided that except to the extent otherwise expressly permitted hereunder, in the case of any such modification, replacement, refinancing, refunding, renewal or extension, (x) the principal amount thereof does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus the reasonable amounts paid in respect of fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension plus an amount equal to any existing commitment unutilized and letters of credit undrawn thereunder, (y) the direct and contingent obligors with respect to such Indebtedness are not changed and (z) to the extent such Indebtedness being modified, replaced, refinanced, refunded, renewed or extended constitutes Indebtedness owed to the Borrower or any Restricted Subsidiary, the creditor with respect to such Indebtedness is not changed;

(h)           Indebtedness in respect of Hedge Agreements;

(i)            Indebtedness in respect of (x) the Senior Notes in an aggregate principal amount not to exceed $1,175,000,000 and (y) the Senior Subordinated Notes in an aggregate principal amount not to exceed $725,000,000 plus the PIK Interest Amount;

(j)            (i) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Restricted Subsidiary (or is a Restricted Subsidiary that survives a merger with such Person) or Indebtedness attaching to assets that are acquired by the Parent Borrower or any Restricted Subsidiary, in each case after the Closing Date as the result of a Permitted Acquisition; provided that

    (x)           such Indebtedness existed at the time such Person became a Restricted Subsidiary or at the time such assets were acquired and, in each case, was not created in anticipation thereof, and

    (y)           such Indebtedness is not guaranteed in any respect by the Parent Borrower or any Restricted Subsidiary (other than by any such Person that so becomes a Restricted Subsidiary or is the survivor of a merger with such Person or any of its Subsidiaries).

                (ii)           any modification, replacement, refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise expressly permitted hereunder, (x) the principal amount of any such Indebtedness does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus the reasonable amounts paid in respect of fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension plus an amount equal to any existing commitment unutilized and letters of credit undrawn thereunder and (y) the direct and contingent obligors with respect to such Indebtedness are not changed; and

                (iii)the aggregate amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors under this clause (j), when combined with the total amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors pursuant to the proviso in the first paragraph of this Section 10.1 and Section 10.1(d), (k) and (n), shall not exceed $125,000,000 at any time outstanding;

(k)          (i) Indebtedness of the Parent Borrower or any Restricted Subsidiary incurred to finance a Permitted Acquisition;

                (ii) any modification, replacement, refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise expressly permitted hereunder, (x) the principal amount of any such Indebtedness does not exceed the principal amount thereof outstanding immediately prior to such modification, replacement, refinancing, refunding, renewal or extension except by an amount equal to the unpaid accrued interest and premium thereon plus the reasonable amounts paid in respect of fees and expenses incurred in connection with such modification, replacement, refinancing, refunding, renewal or extension and (y) the direct and contingent obligors with respect to such Indebtedness are not changed; and

(iii)          notwithstanding the foregoing, Indebtedness may only be incurred pursuant to this clause (k) to the extent that either (A) both immediately before and after giving effect to such incurrence, the Senior Secured Incurrence Test, on a Pro Forma Basis, shall be satisfied or (B) the Consolidated EBITDA to Consolidated Interest Expense Ratio, on a Pro Forma Basis, shall be greater than immediately prior to such incurrence; provided that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness pursuant to this clause (k) in an aggregate principal amount, when combined with the total amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors pursuant to the proviso in the first paragraph of this Section 10.1 and Section 10.1(d), (j) and (n), at any time outstanding in excess of $125,000,000 at any time outstanding;

(l)            Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations not in connection with money borrowed, in each case provided in the ordinary course of business or consistent with past practice, including those incurred to secure health, safety and environmental obligations in the ordinary course of business or consistent with past practice;

(m)          (i) Indebtedness incurred in connection with any Permitted Sale Leaseback (provided that the Net Cash Proceeds thereof are promptly applied to the prepayment of the Term Loans to the extent required by Section 5.2 of the Term Loan Agreement) and (ii) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided that, except to the extent otherwise permitted hereunder, (x) the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension and (y) the direct and contingent obligors with respect to such Indebtedness are not changed;

(n)           (i) additional Indebtedness and (ii) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above; provided that the aggregate amount of Indebtedness incurred and remaining outstanding pursuant to this clause (n) shall not at any time exceed the greater of (A) $150,000,000 and (B) 2.00% of Consolidated Total Assets (determined at the time of incurrence); provided further that the aggregate amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors under this clause (n), when combined with the total amount of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors pursuant to the proviso in the first paragraph of this Section 10.1 and Section 10.1(d), (j) and (k), shall not exceed $125,000,000 at any time outstanding;

(o)           Indebtedness in respect of Permitted Additional Debt to the extent that the Net Cash Proceeds therefrom are, immediately after the receipt thereof, applied to the prepayment of Term Loans in accordance with Section 5.2 of the Term Loan Agreement (including any refinancing, refunding, renewal or extension of any such Indebtedness that, itself, constitutes Permitted Additional Debt);

(p)           Indebtedness in respect of overdraft facilities, employee credit card programs, netting services, automatic clearinghouse arrangements and other cash management and similar arrangements in the ordinary course of business;

(q)           Indebtedness incurred in the ordinary course of business in respect of obligations of the Parent Borrower or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services;

(r)            Indebtedness arising from agreements of the Parent Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including earn-outs), in each case entered into in connection with Permitted Acquisitions, other Investments and the disposition of any business, assets or Stock permitted hereunder;

(s)           Indebtedness of the Parent Borrower or any Restricted Subsidiary consisting of (i) obligations to pay insurance premiums or (ii) take or pay obligations contained in supply agreements, in each case arising in the ordinary course of business;

(t)            Indebtedness representing deferred compensation to employees of the Parent Borrower (or, to the extent such work is done for the Parent Borrower or its Subsidiaries, any direct or indirect parent thereof) and the Restricted Subsidiaries incurred in the ordinary course of business;

(u)           Indebtedness consisting of promissory notes issued by any Borrower or any Guarantor to current or former officers, managers, consultants, directors and employees (or their respective spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees) to finance the purchase or redemption of Stock or Stock Equivalents of the Parent Borrower (or any direct or indirect parent thereof) permitted by Section 10.6(b);

(v)           Indebtedness consisting of obligations of the Parent Borrower and the Restricted Subsidiaries under deferred compensation or other similar arrangements incurred by such Person in connection with the Transactions and Permitted Acquisitions or any other Investment permitted hereunder;

(w)           [Reserved];

(x)            additional Indebtedness of Foreign Subsidiaries in an aggregate principal amount that at the time of incurrence does not cause the aggregate principal amount of Indebtedness incurred in reliance on this clause (x) outstanding at any time to exceed 5.00% of Total Assets of the Foreign Subsidiaries, taken as a whole (determined at the time of incurrence);

(y)           [Reserved];

(z)            Indebtedness of the Parent Borrower or any Restricted Subsidiary to any joint venture (regardless of the form of legal entity) that is not a Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Parent Borrower and its Restricted Subsidiaries; and

(aa)          all premiums (if any), interest (including post-petition interest), fees, expenses, charges, and additional or contingent interest on obligations described in clauses (a) through (z) above.

For purposes of determining compliance with this Section 10.1, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (z) above, the Borrower shall, in its sole discretion, classify and reclassify or later divide, classify or reclassify such item of Indebtedness (or any portion thereof) and will only be required to include the amount and type of such Indebtedness in one or more of the above clauses; provided that (i) all Indebtedness outstanding under the Credit Documents will be deemed at all times to have been incurred in reliance only on the exception in clause (a) of Section 10.1, (ii) all Indebtedness outstanding under the Term Loan Facility will be deemed at all times to have been incurred in reliance only on the exception of clause (a) of Section 10.1 and (iii) all Indebtedness outstanding under the Notes will be deemed at all times to have been incurred in reliance only on the exception of clause (i) of Section 10.1.

10.2.         Limitation on Liens.   The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of the Parent Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired, except:

(a)           Liens arising under the Credit Documents;

(b)           Liens securing the “Obligations” (under and as defined in the Term Loan Agreement); provided that, to the extent that such Liens are on assets constituting Collateral, such Liens are subject to the Intercreditor Agreement;

(c)           [Reserved];

(d)           Permitted Liens;

(e)            (i) Liens securing Indebtedness permitted pursuant to Section 10.1(f), provided that (x) such Liens attach concurrently with or within two hundred and seventy (270) days after completion of the acquisition, construction, repair, replacement or improvement (as applicable) of the property subject to such Liens and (y) such Liens attach at all times only to the assets so financed except (1) for accessions to the property financed with the proceeds of such Indebtedness and the proceeds and the products thereof and (2) that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender, and (ii) Liens on the assets of a Restricted Subsidiary that is not a Credit Party securing Indebtedness permitted pursuant to Section 10.1(n), (p), or (x);

(f)            Liens existing on the date hereof, provided that any Lien securing Indebtedness in excess of (x) $2,000,000 individually or (y) $5,000,000 in the aggregate (when taken together with all other Liens securing obligations outstanding in reliance on this clause (f) that are not listed on Schedule 10.2) shall only be permitted to the extent such Lien is listed on Schedule 10.2;

(g)           the modification, replacement, extension or renewal of any Lien permitted by clauses (a) through (f) and clauses (h) and (v) of this Section 10.2 upon or in the same assets theretofore subject to such Lien (or upon or in after-acquired property that is affixed or incorporated into the property covered by such Lien or any proceeds or products thereof) or the replacement, extension or renewal (without increase in the amount or change in any direct or contingent obligor except to the extent otherwise permitted hereunder) of the Indebtedness secured thereby; to the extent such replacement, extension or renewal is permitted by Section 10.1;

(h)           Liens existing on the assets of any Person that becomes a Restricted Subsidiary (or is a Restricted Subsidiary that survives a merger with such Person) pursuant to a Permitted Acquisition or other permitted Investment, or existing on assets acquired after the Closing Date to the extent the Liens on such assets secure Indebtedness permitted by Section 10.1(j); provided that such Liens (i) are not created or incurred in connection with, or in contemplation of, such Person becoming such a Restricted Subsidiary or such assets being acquired, (ii) attach at all times only to the same assets to which such Liens attached (and after-acquired property that is affixed or incorporated into the property covered by such Lien), and secure only the same Indebtedness or obligations that such Liens secured, immediately prior to such Permitted Acquisition and any modification, replacement, refinancing, refunding, renewal or extension thereof permitted by Section 10.1(j) and (iii) to the extent such Liens are attached to Accounts and Inventory, such Accounts and Inventory are held by an entity other than a Credit Party;

(i)            (i) Liens placed on the Stock and Stock Equivalents of any Restricted Subsidiary acquired pursuant to a Permitted Acquisition to secure Indebtedness incurred pursuant to Section 10.1(k) in connection with such Permitted Acquisition and (ii) Liens placed upon the assets of such Restricted Subsidiary to secure a guarantee by, or Indebtedness of, such Restricted Subsidiary of any Indebtedness of the Parent Borrower or any other Restricted Subsidiary incurred pursuant to Section 10.1(k); provided that (x) the Parent Borrower shall be in compliance, on a Pro Forma Basis, with the Senior Secured Incurrence Test at the time of creation of such Liens and (ii) at the time such Indebtedness is incurred, to the extent any Liens are created on Collateral, the holders of such Indebtedness shall have entered into intercreditor arrangements reasonably satisfactory to the Administrative Agent providing that the Liens securing such Indebtedness shall rank junior to the Lien securing the Obligations;

(j)            Liens securing Indebtedness or other obligations (i) of the Parent Borrower or a Restricted Subsidiary in favor of a Credit Party and (ii) of any Restricted Subsidiary that is not a Credit Party in favor of any Restricted Subsidiary that is not a Credit Party;

(k)           Liens (i) of a collecting bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off);

(l)            Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 10.5 to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted under Section 10.4, in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(m)           Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale or purchase of goods entered into by the Parent Borrower or any of the Restricted Subsidiaries in the ordinary course of business permitted by this Agreement;

(n)           Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 10.5;

(o)           Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(p)           Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Parent Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Parent Borrower and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Parent Borrower or any Restricted Subsidiary in the ordinary course of business;

(q)           Liens solely on any cash earnest money deposits made by the Parent Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(r)            Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(s)           Liens on specific items of inventory or other goods and the proceeds thereof securing such Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(t)            Liens securing letters of credit in a currency other than Dollars permitted by Section 10.1(c) in an aggregate amount at any time outstanding not to exceed $25,000,000;

(u)           additional Liens so long as the aggregate principal amount of the obligations secured thereby at any time outstanding does not exceed $100,000,000; provided that, to the extent that (x) the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is less than 3.50 to 1.00 and (y) the corporate credit rating of the Borrower by S&P is B or better and the corporate family rating of the Borrower by Moody’s is B2 or better (in each case with no negative outlook), then the amounts of obligations secured by additional Liens permitted pursuant to this clause (u) shall not exceed the greater of $100,000,000 and 1.25% of Consolidated Total Assets (as determined at the date of incurrence); and

(v)           additional Liens securing Indebtedness permitted under the first paragraph of Section 10.1, provided that to the extent such Liens are contemplated to be on assets that constitute Collateral, at the time such Indebtedness is incurred, the holders of such Indebtedness shall have entered into intercreditor arrangements reasonably satisfactory to the Administrative Agent providing that the Liens securing such Indebtedness shall rank junior to the Lien securing the Obligations.

10.3.         Limitation on Fundamental Changes.   The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(a)           so long as (i) no Default or Event of Default has occurred and is continuing or would result therefrom and (ii) both before and after giving effect to such transaction the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio shall, on a Pro Forma Basis, be equal to or less than 4.25 to 1.00, any Subsidiary of the Parent Borrower or any other Person may be merged, amalgamated or consolidated with or into the Parent Borrower, provided that (A) the Parent Borrower shall be the continuing or surviving corporation or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not the Parent Borrower (such other Person, the “Successor Borrower”),

(1) the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Parent Borrower or such Successor Borrower, as the case may be, being herein referred to as the “Successor Parent Borrower”), (2) the Successor Borrower shall expressly assume all the obligations of the Borrower under this Agreement and the other Credit Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (3) each Subsidiary Borrower and each Guarantor, unless it is the other party to such merger or consolidation, shall have by a supplement to this Agreement or the Guarantee, as applicable, confirmed that its obligation hereunder or its guarantee thereunder, as applicable, shall apply to any Successor Borrower’s obligations under this Agreement, (4) each Subsidiary grantor and each Subsidiary pledgor, unless it is the other party to such merger or consolidation, shall have by a supplement to the Security Agreement affirmed that its obligations thereunder shall apply to its Guarantee as reaffirmed pursuant to clause (3), (5) the Successor Parent Borrower shall have delivered to the Administrative Agent (x) an officer’s certificate stating that such merger or consolidation and such supplements preserve the enforceability of this Agreement and the perfection and priority of the Liens under the applicable Security Documents and (y) if requested by the Administrative Agent, an opinion of counsel to the effect that such merger or consolidation does not violate this Agreement or any other Credit Document and that the provisions set forth in the preceding clauses (3) through (5) preserve the enforceability of the Guarantee and the perfection and priority of the Liens created under the applicable Security Documents (it being understood that if the foregoing are satisfied, the Successor Parent Borrower will succeed to, and be substituted for, the Parent Borrower under this Agreement);

(b)           so long as no Default or Event of Default has occurred and is continuing or would result therefrom, any Subsidiary of the Parent Borrower or any other Person (in each case, other than the Parent Borrower) may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of the Parent Borrower, provided that (i) in the case of any merger, amalgamation or consolidation involving one or more Restricted Subsidiaries, (A) a Restricted Subsidiary shall be the continuing or surviving Person or (B) the Parent Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Restricted Subsidiary) to become a Restricted Subsidiary, (ii) in the case of any merger, amalgamation or consolidation involving one or more Subsidiary Borrowers or Guarantors, a Subsidiary Borrower or Guarantor, as applicable, shall be the continuing or surviving Person or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Subsidiary Borrower or Guarantor) shall execute (i) a joinder to this Agreement to become a Subsidiary Borrower or supplement to the Guarantee Agreement in order to become a Guarantor and (ii) the relevant Security Documents in form and substance reasonably satisfactory to the Administrative Agent in order to become a Guarantor and pledgor, mortgagor and grantor, as applicable, thereunder for the benefit of the Secured Parties, (iii) no Default or Event of Default has occurred and is continuing or would result from the consummation of such merger, amalgamation or consolidation and (iv) Parent Borrower shall have delivered to the Administrative Agent an officers’ certificate stating that such merger, amalgamation or consolidation and any such supplements to any Security Document preserve the enforceability of the Guarantees and the perfection and priority of the Liens under the applicable Security Documents;

(c)           the Merger may be consummated;

(d)           any Restricted Subsidiary that is not a Credit Party may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Parent Borrower or any other Restricted Subsidiary;

(e)           any Subsidiary may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to any Credit Party; provided that the consideration for any such disposition by any Person other than a Guarantor shall not exceed the fair value of such assets;

(f)            any Restricted Subsidiary may liquidate or dissolve if (i) the Parent Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Parent Borrower and is not materially disadvantageous to the Lenders and (ii) to the extent such Restricted Subsidiary is a Credit Party, any assets or business of such Restricted Subsidiary not otherwise disposed of or transferred in accordance with Section 10.4 or 10.5, in the case of any such business, discontinued, shall be transferred to, or otherwise owned or conducted by, a Credit Party after giving effect to such liquidation or dissolution; and

(g)           to the extent that no Default or Event of Default would result from the consummation of such disposition, the Parent Borrower and the Restricted Subsidiaries may consummate a merger, dissolution, liquidation, consolidation or disposition, the purpose of which is to effect a disposition permitted pursuant to Section 10.4.

10.4.        Limitation on Sale of Assets.   The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries to, (i) convey, sell, lease, assign, transfer or otherwise dispose of any of its property, business or assets (including receivables and leasehold interests), whether now owned or hereafter acquired or (ii) sell to any Person (other than a Borrower or a Guarantor) any shares owned by it of any Restricted Subsidiary’s Stock and Stock Equivalents, except that:

(a)           the Parent Borrower and the Restricted Subsidiaries may sell, transfer or otherwise dispose of (i) inventory, used or surplus equipment, vehicles and other assets (other than accounts receivable) in the ordinary course of business, (ii) Permitted Investments and Investment Grade Securities and (iii) assets for the purposes of charitable contributions or similar gifts to the extent such assets are not material to the ability of the Parent Borrower and its Restricted Subsidiaries, taken as a whole, to conduct its business in the ordinary course;

(b)           the Parent Borrower and the Restricted Subsidiaries may sell, transfer or otherwise dispose of assets (each of the foregoing, a “Disposition”), excluding any Disposition of accounts receivable and inventory except in connection with the Disposition of any business to which such accounts receivable and inventory relate, for fair value, provided that (i) to the extent required, the Net Cash Proceeds thereof to the Parent Borrower and the Restricted Subsidiaries are promptly applied to the prepayment of Term Loans as provided for in Section 5.2 of the Term Loan Agreement, (ii) after giving effect to any such sale, transfer or disposition, no Default or Event of Default shall have occurred and be continuing, (iii) with respect to any Disposition pursuant to this clause (b) for a purchase price in excess of $7,500,000, the Person making such Disposition shall receive not less than 75% of such consideration in the form of cash or Permitted Investments; provided that for the purposes of this subclause (iii) the following shall be deemed to be cash: (A) any liabilities (as shown on the Parent Borrower’s or such Restricted Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Parent Borrower or such Restricted Subsidiary, other than liabilities that are by their terms (1) subordinated to the payment in cash of the Obligations or (2) not secured by the assets that are the subject of such Disposition, that are assumed by the transferee with respect to the applicable Disposition and for which the Parent Borrower and all of the Restricted Subsidiaries shall have been validly released by all applicable creditors in writing, (B) any securities received by the Person making such Disposition from the purchaser that are converted by such Person into cash (to the extent of the cash received) within 180 days following the closing of the applicable Disposition, (C) any Designated Non-Cash Consideration received by the Person making such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 10.4(b) that is at that time outstanding, not in excess of the greater of (x) $80,000,000 and (y) 1.0% of Consolidated Total Assets at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, (iv) to the extent constituting proceeds of Collateral subject of a Disposition, any non-cash proceeds received are pledged to the Collateral Agent; and (v) to the extent (A) the corporate credit rating of the Parent Borrower by S&P is not B or better and the corporate family rating of the Parent Borrower by Moody’s is not B2 or better (in each case with no negative outlook) or (B) the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is equal to or greater than 3.50 to 1.00, the aggregate consideration for all Dispositions made pursuant to this clause (b) shall not exceed the greater of (1) $150,000,000 and (2) 2.5% of Consolidated Total Assets for all such transactions consummated after the Closing Date;

(c)           (i) the Parent Borrower and the Restricted Subsidiaries may make Dispositions to the Parent Borrower or any other Credit Party and (ii) any Restricted Subsidiary that is not a Credit Party may make Dispositions to the Parent Borrower or any other Subsidiary, provided that with respect to any such Dispositions, such sale, transfer or disposition shall be for fair value;

(d)           excluding any Disposition of accounts receivable except in connection with the Disposition of any business to which such accounts receivable relate, Dispositions for fair value to the extent that (i) the aggregate consideration for all such Dispositions consummated after the Closing Date does not exceed 3.5% of Consolidated Total Assets and (ii) the Net Cash Proceeds of any such Disposition are promptly applied to the prepayment of Term Loans as provided in Section 5.2 of the Term Loan Agreement without giving effect to any reinvestment rights under clause (iv) of the definition of “Net Cash Proceeds”;

(e)           the Parent Borrower and any Restricted Subsidiary may effect any transaction permitted by Section 10.3, 10.5 or 10.6;

(f)           the Parent Borrower and the Restricted Subsidiaries may lease, sublease, license or sublicense (on a non-exclusive basis with respect to any intellectual property) real, personal or intellectual property in the ordinary course of business;

(g)           Dispositions of property (including like-kind exchanges) to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are applied to the purchase price of such replacement property, in each case under Section 1031 of the Code or otherwise;

(h)           Dispositions of property pursuant to Existing DC Sale Leaseback transactions;

(i)            Dispositions of Investments in joint ventures (regardless of the form of legal entity) to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(j)            [Reserved];

(k)           Dispositions listed on Schedule 10.4 (“Scheduled Dispositions”);

(l)           transfers of property subject to a (i) Casualty Event or in connection with any condemnation proceeding with respect to Collateral upon receipt of the Net Cash Proceeds of such Casualty Event or condemnation proceeding or (ii) in connection with any casualty event or any condemnation proceeding, in each case with respect to property that does not constitute Collateral;

(m)           Dispositions of accounts receivable in connection with the collection or compromise thereof;

(n)           the unwinding of any Hedge Agreement;

(o)           the Parent Borrower and the Restricted Subsidiaries may make Dispositions (excluding any Disposition of accounts receivable except in connection with the Disposition of any business to which such accounts receivable relate), for fair value to the extent that (i) the aggregate consideration for all such Dispositions consummated after the Closing Date does not exceed 3.5% of Consolidated Total Assets and (ii) the Net Cash Proceeds of any such Disposition are promptly applied to the prepayment of Term Loans as provided in Section 5.2 of the Term Loan Agreement without giving effect to any reinvestment rights under clause (iv) of the definition of “Net Cash Proceeds”; and

(p)           Disposition of any asset between or among the Parent Borrower and/or its Restricted Subsidiaries as a substantially concurrent interim Disposition in connection with a Disposition otherwise permitted pursuant to clauses (a) through (o) above.

10.5.         Limitation on Investments.   The Parent Borrower will not, and will not permit any of the Restricted Subsidiaries, to make any Investment except:

(a)           extensions of trade credit and asset purchases in the ordinary course of business;

(b)           Investments that were Permitted Investments when such Investments were made or Investments in Investment Grade Securities;

(c)           loans and advances to officers, directors and employees of the Parent Borrower (or any direct or indirect parent thereof) or any of its Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation and analogous ordinary business purposes (including employee payroll advances), (ii) in connection with such Person’s purchase of Stock or Stock Equivalents of the Parent Borrower (or any direct or indirect parent thereof; provided that, to the extent such loans and advances are made in cash, the amount of such loans and advances used to acquire such Stock or Stock Equivalents shall be contributed to the Parent Borrower in cash) and (iii) for purposes not described in the foregoing subclauses (i) and (ii); provided that the aggregate principal amount outstanding pursuant to subclause (iii) shall not exceed $10,000,000;

(d)           Investments existing on, or made pursuant to legally binding written commitments in existence on, the date hereof as set forth on Schedule 10.5 and any extensions, renewals or reinvestments thereof, so long as the amount of any Investment made pursuant to this clause (d) is not increased at any time above the amount of such Investment set forth on Schedule 10.5;

(e)           Investments received in connection with the bankruptcy or reorganization of suppliers or customers and in settlement of delinquent obligations of, and other disputes with, customers arising in the ordinary course of business or upon foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(f)            Investments to the extent that payment for such Investments is made with Stock or Stock Equivalents of Holdings;

(g)           Investments (i) (a) by the Parent Borrower or any Restricted Subsidiary in any Credit Party, (b) between or among Restricted Subsidiaries that are not Credit Parties, and (c) consisting of intercompany Investments incurred in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) among the Parent Borrower and the Restricted Subsidiaries; (ii) by Credit Parties in any Restricted Subsidiary that is not a Credit Party, to the extent that the aggregate amount of all Investments made on or after the Closing Date pursuant to this subclause (ii), when valued at the fair market value (determined by the Borrower acting in good faith) of each such Investment at the time each such Investment was made, is not in excess of (w) $25,000,000 plus (x) the Applicable Equity Amount at such time plus (y) to the extent the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is not greater than 4.25 to 1.00, both before and after giving effect, on a Pro Forma Basis, to the making of such Investment, the Applicable Amount at such time and (iii) by Credit Parties in any Restricted Subsidiary that is not a Credit Party so long as such Investment is part of a series of simultaneous Investments by Restricted Subsidiaries in other Restricted Subsidiaries that result in the proceeds of the initial Investment being invested in one or more Credit Parties;

(h)           Investments constituting Permitted Acquisitions;

(i)            Investments (including but not limited to (i) minority Investments and Investments in Unrestricted Subsidiaries, (ii) Investments in joint ventures (regardless of the form of legal entity) or similar Persons that do not constitute Restricted Subsidiaries and (iii) Investments in Subsidiaries that are not Credit Parties), in each case valued at the fair market value (determined by the Parent Borrower acting in good faith) of such Investment at the time each such Investment is made, in an aggregate amount pursuant to this clause (i) that, at the time each such Investment is made, would not exceed the sum of (w) $100,000,000 plus (x) the Applicable Equity Amount at such time plus (y) to the extent the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio for the Test Period is not greater than 4.25 to 1.00, both before and after giving effect, on a Pro Forma Basis, to the making of such Investment, the Applicable Amount at such time; plus (z) without duplication of any amount that increased the JV Distribution Amount, an amount equal to any repayments, interest, returns, profits, distributions, income and similar amounts actually received in cash in respect of any such Investment (which amount referred to in this subclause (z) shall not exceed the amount of such Investment valued at the fair market value of such Investment at the time such Investment was made);

(j)            Investments constituting non-cash proceeds of Dispositions of assets to the extent permitted by Section 10.4;

(k)           Investments made to repurchase or retire Stock or Stock Equivalents of the Parent Borrower or any direct or indirect parent thereof owned by any employee or any stock ownership plan or key employee stock ownership plan of the Parent Borrower (or any direct or indirect parent thereof);

(l)            Investments consisting of dividends permitted under Section 10.6;

(m)           loans and advances to any direct or indirect parent of the Parent Borrower in lieu of, and not in excess of the amount of, dividends to the extent permitted to be made to such parent in accordance with Section 10.6;

(n)           Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business;

(o)           Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers consistent with past practices;

(p)           advances of payroll payments to employees in the ordinary course of business;

(q)           Guarantee Obligations of the Parent Borrower or any Restricted Subsidiary of leases (other than Capital Leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(r)           Investments held by a Person acquired (including by way of merger or consolidation) after the Closing Date otherwise in accordance with this Section 10.5 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(s)           Investments in Hedge Agreements permitted by Section 10.1;

(t)           [Reserved];

(u)           Investments in fixed income assets by ARIC consistent with customary practices of portfolio management on the part of so-called “captive” insurance companies of comparable size and scope of activities as ARIC;

(v)           other Investments, which, when aggregated with (i) all aggregate principal amounts paid pursuant to Section 10.7(a) from the Closing Date and (ii) all loans and advances made to any direct or indirect parent of the Borrower pursuant to Section 10.5(m) in lieu of dividends permitted by Section 10.6(c) and (iii) all dividends paid pursuant to Section 10.6(c), shall not exceed an amount equal to (x) $150,000,000 plus (y) the Applicable Equity Amount at the time such dividends are paid plus (z) to the extent the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is not greater than 4.25 to 1.00, both before and after giving effect, on a Pro Forma Basis, to the making of such Investment, the Applicable Amount at the time such Investment is made;

(w)           advances, loans and extensions of credit made by the Parent Borrower or any Restricted Subsidiary to the Parent Borrower or any other Restricted Subsidiary in respect of Permitted Intercompany Indebtedness; provided that the aggregate amount of advances, loans and extensions of credit made by Credit Parties to Restricted Subsidiaries that are not Credit Parties under this clause (w) shall not exceed $100,000,000 at any time outstanding;

(x)           Investments consisting of purchases and acquisitions of assets and services in the ordinary course of business; and

(y)           Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons in the ordinary course of business.

10.6.     Limitation on Dividends.   The Parent Borrower will not declare or pay any dividends (other than dividends payable solely in its Stock) or return any capital to its stockholders or make any other distribution, payment or delivery of property or cash to its stockholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its Stock or Stock Equivalents or the Stock or Stock Equivalents of any direct or indirect parent now or hereafter outstanding, or set aside any funds for any of the foregoing purposes, or permit any of the Restricted Subsidiaries to purchase or otherwise acquire for consideration (other than in connection with an Investment permitted by Section 10.5) any Stock or Stock Equivalents of the Parent Borrower, now or hereafter outstanding (all of the foregoing, “dividends”), provided that, so long as no Default or Event of Default exists or would exist after giving effect thereto:

(a)           the Parent Borrower may (or may pay dividends to permit any direct or indirect parent thereof to) redeem in whole or in part any of its Stock or Stock Equivalents for another class of its (or such parent’s) Stock or Stock Equivalents or with proceeds from substantially concurrent equity contributions or issuances of new Stock or Stock Equivalents, provided that such new Stock or Stock Equivalents contain terms and provisions at least as advantageous to the Lenders in all respects material to their interests as those contained in the Stock or Stock Equivalents redeemed thereby;

(b)           the Parent Borrower may (or may pay dividends to permit any direct or indirect parent thereof to) repurchase shares of its (or such parent’s) Stock or Stock Equivalents held by any present or former officer, director or employee (or their respective Affiliates, estates or immediate family members) of the Parent Borrower and its Subsidiaries or any parent thereof, so long as such repurchase is pursuant to, and in accordance with the terms of, management and/or employee stock plans, stock subscription agreements or shareholder agreements or any other management or employee benefit plan or agreement;

(c)           the Parent Borrower may pay dividends on its Stock or Stock Equivalents, provided that the amount of all such dividends paid from the Closing Date pursuant to this clause (c), when aggregated with (i) all aggregate principal amounts paid pursuant to Section 10.7(a) from the Closing Date and (ii) (A) all loans and advances made to any direct or indirect parent of the Parent Borrower pursuant to Section 10.5(m) in lieu of dividends permitted by this clause (c) and (B) all Investments made pursuant to Section 10.5(v), shall not exceed an amount equal to (x) $150,000,000 plus (y) the Applicable Equity Amount at the time such dividends are paid plus (z) to the extent the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is not greater than 4.25 to 1.00, both before and after giving effect, on a Pro Forma Basis, to the payment of such dividend, the Applicable Amount at the time such dividends are paid; and

(d)           the Parent Borrower may pay dividends:

(i)            [Reserved];

 (ii)          the proceeds of which shall be used to allow any direct or indirect parent of the Parent Borrower to pay (A) its operating expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), which are reasonable and customary and incurred in the ordinary course of business and attributable to the ownership or operations of the Parent Borrower or its Subsidiaries, (B) any reasonable and customary indemnification claims made by directors or officers of the Parent Borrower (or any parent thereof) attributable to the ownership or operations of the Parent Borrower and its Restricted Subsidiaries or (C) fees and expenses otherwise due and payable by the Parent Borrower or any of its Restricted Subsidiaries and permitted to be paid by the Parent Borrower or such Restricted Subsidiary under this Agreement;

(iii)          the proceeds of which shall be used to pay franchise and excise taxes and other fees, taxes and expenses required to maintain the corporate existence of any direct or indirect parent of the Parent Borrower;

(iv)           to any direct or indirect parent of the Parent Borrower to finance any Investment permitted to be made by the Parent Borrower or a Restricted Subsidiary pursuant to Section 10.5; provided that (A) such dividend shall be made substantially concurrently with the closing of such Investment, (B) such parent shall, immediately following the closing thereof, cause (1) all property acquired (whether assets, Stock or Stock Equivalents) to be contributed to the Parent Borrower or such Restricted Subsidiary or (2) the merger (to the extent permitted in Section 10.5) of the Person formed or acquired into the Parent Borrower or any of its Restricted Subsidiaries and (C) Parent Borrower shall comply with Section 9.11;

(v)            the proceeds of which shall be used to pay customary costs, fees and expenses (other than to Affiliates) related to any unsuccessful equity or debt offering or acquisition payable by the Parent Borrower or its Restricted Subsidiaries and permitted to be paid by the Parent Borrower or its Restricted Subsidiaries by this Agreement; and

(vi)           the proceeds of which shall be used to pay customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Parent Borrower to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Parent Borrower and its Restricted Subsidiaries;

(e)           [Reserved];

(f)            the Parent Borrower or any of the Restricted Subsidiaries may (i) pay cash in lieu of fractional shares in connection with any dividend, split or combination thereof or any Permitted Acquisition and (ii) honor any conversion request by a holder of convertible Indebtedness and make cash payments in lieu of fractional shares in connection with any such conversion and may make payments on convertible Indebtedness in accordance with its terms;

(g)           the Parent Borrower may pay any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement;

(h)           the Parent Borrower may declare and pay dividends on the Parent Borrower’s common stock following the first public offering of the Parent Borrower’s common stock or the common stock of any of its direct or indirect parents after the Closing Date, of up to 6% per annum of the net proceeds received by or contributed to the Parent Borrower in or from any such public offering to the extent such net proceeds are not utilized in connection with other transactions permitted by Section 10.5, 10.6 or 10.7; and

(i)             the Parent Borrower may pay dividends in an amount equal to withholding or similar Taxes payable or expected to be payable by any present or former employee, director, manager or consultant (or their respective Affiliates, estates or immediate family members) and any repurchases of Stock or Stock Equivalents in consideration of such payments including deemed repurchases in connection with the exercise of stock options.

Notwithstanding anything to the contrary contained in this Section 10 (including Section 10.5 and this Section 10.6), the Borrower will not, and will not permit any of its Restricted

Subsidiaries to, pay any cash dividend or make any cash distribution on or in respect of the Borrower’s Stock or Stock Equivalents or purchase or otherwise acquire for cash any Stock or Stock Equivalents of the Borrower or any direct or indirect parent of the Borrower, for the purpose of paying any cash dividend or making any cash distribution to, or acquiring any Stock or Stock Equivalents of the Borrower or any direct or indirect parent of the Borrower for cash from the Sponsor, or guarantee any Indebtedness of any Affiliate of the Borrower for the purpose of paying such dividend, making such distribution or so acquiring such Stock or Stock Equivalents to or from the Sponsor, in each case by means of utilization of the cumulative dividend and investment credit provided by the use of the Applicable Amount or the exceptions provided by Section 10.5(i), (m) and (v), Section 10.6(c) and (g) and Section 10.7(a), unless at the time and after giving effect to such payment, the Consolidated Total Debt to Consolidated EBITDA Ratio would be equal to or less than 6.00 to 1.00.

10.7.        Limitations on Debt Payments and Amendments.

(a)           The Parent Borrower will not, and will not permit any Restricted Subsidiary to, prepay, repurchase or redeem or otherwise defease any Senior Notes, Senior Subordinated Notes or any other Permitted Additional Debt that is subordinated to the Obligations other than as contemplated by Section 10.1(i); provided, however, that so long as no Default or Event of Default shall have occurred and be continuing at the date of such prepayment, repurchase, redemption or other defeasance or would result therefrom, the Parent Borrower or any Restricted Subsidiary may prepay, repurchase or redeem Senior Notes, Senior Subordinated Notes or such Permitted Additional Debt (i) in an aggregate amount from the Closing Date, when aggregated with (A) the aggregate amount of dividends paid pursuant to Section 10.6(c) from the Closing Date and (B) all (I) Investments made pursuant to Section 10.5(v) and (II) loans and advances to any direct or indirect parent of the Parent Borrower made pursuant to Section 10.5(m), not in excess of the sum of (1) $150,000,000 plus (2) the Applicable Equity Amount at the time of such prepayment, repurchase or redemption plus (3) to the extent the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is not greater than 4.25 to 1.00, both before and after giving effect, on a Pro Forma Basis, to the making of such prepayment, repurchase or redemption, the Applicable Amount at the time of such prepayment, repurchase or redemption; provided that to the extent that the Indebtedness being prepaid, repurchased, redeemed or otherwise defeased pursuant to this clause (i) comprises Senior Subordinated Notes and such prepayment, repurchase or redemption is made from the proceeds of other Indebtedness incurred by the Borrower or its Restricted Subsidiaries, such Indebtedness shall be subordinated to the Obligations on terms at least as favorable to the Lenders as the Senior Subordinated Notes; (ii) in the case of Senior Notes, (A) with the proceeds of Senior Notes described in clause (b) of the definition thereof plus (B) with additional amounts to the extent that, with respect solely to this clause (B), the Consolidated Total Debt to Consolidated EBITDA Ratio is not greater than 4.00 to 1.00 both before and after giving effect, on a Pro Forma Basis, to the making of such prepayment, repurchase or redemption, (iii) in the case of Senior Subordinated Notes, with the proceeds of Senior Subordinated Notes described in clause (b) of the definition thereof, and (iv) in the case of Permitted Additional Debt, with the proceeds of other Permitted Additional Debt.  For the avoidance of doubt, nothing in this Section 10.7 shall restrict the making of any “AHYDO catch-up payment” in respect of the Senior Subordinated Notes.

(b)           The Parent Borrower will not waive, amend, modify, terminate or release any Senior Notes, Senior Subordinated Notes or Permitted Additional Debt that is subordinated to the Obligations or, in each case, the terms applicable thereto, to the extent that any such waiver, amendment, modification, termination or release would be adverse to the Lenders in any material respect.

10.8.        Changes in Business.   he Parent Borrower and the Subsidiaries, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business conducted by the Parent Borrower and the Subsidiaries, taken as a whole, on the Closing Date and other business activities incidental or reasonably related to any of the foregoing.

SECTION 11.    Events of Default

Upon the occurrence of any of the following specified events (each an “Event of Default”):

11.1.        Payments.   Any Borrower shall (a) default in the payment when due of any principal of the Loans or (b) default, and such default shall continue for five or more days, in the payment when due of any interest on the Loans or any Fees or any Unpaid Drawings, fees or of any other amounts owing hereunder or under any other Credit Document; or

11.2.        Representations, Etc.   Any representation, warranty or statement made or deemed made by any Credit Party herein or in any other Credit Document or any certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

11.3.        Covenants.   Any Credit Party shall:

(a)           default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.1(d), 9.5 (solely with respect to the Borrowers) or Section 10; or

(b)           default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 11.1 or 11.2 or clause (a) or (c) of this Section 11.3) contained in this Agreement or any Security Document and such default shall continue unremedied for a period of at least 30 days after receipt of written notice by the Parent Borrower from the Administrative Agent; or

(c)           default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.15 (other than any such default resulting solely from actions taken by one or more Persons not controlled directly or indirectly by the Parent Borrower or such Person’s (or Persons’) failure to act in accordance with the instructions of the Parent Borrower or the Administrative Agent) and such default shall continue unremedied for a period of at least fifteen Business Days after an Authorized Officer obtaining knowledge of such default; or

11.4.        Default Under Other Agreements.   (a) The Parent Borrower or any of the Restricted Subsidiaries shall (i) default in any payment with respect to any Indebtedness (other than the Obligations) in excess of $50,000,000 in the aggregate, for the Parent Borrower and such Restricted Subsidiaries, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness (other than Indebtedness in respect of the sale leaseback transactions set forth on Schedule 8.3) or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (other than, with respect to Indebtedness consisting of any Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; or (b) without limiting the provisions of clause (a) above, any such Indebtedness (other than Indebtedness in respect of the sale leaseback transactions set forth on Schedule 8.3) shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, with respect to Indebtedness consisting of any Hedge Agreements, other than due to a termination event or equivalent event pursuant to the terms of such Hedge Agreements), prior to the stated maturity thereof, provided that this clause (b) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness; or

11.5.        Bankruptcy, Etc.   The Parent Borrower or any Specified Subsidiary shall commence a voluntary case, proceeding or action concerning itself under (a) Title 11 of the United States Code entitled “Bankruptcy,” or (b) in the case of any Foreign Subsidiary that is a Specified Subsidiary, any domestic or foreign law relating to bankruptcy, judicial management, insolvency, reorganization, administration or relief of debtors in effect in its jurisdiction of incorporation, in each case as now or hereafter in effect, or any successor thereto (collectively, the “Bankruptcy Code”); or an involuntary case, proceeding or action is commenced against the Parent Borrower or any Specified Subsidiary and the petition is not controverted within 30 days after commencement of the case, proceeding or action; or an involuntary case, proceeding or action is commenced against the Parent Borrower or any Specified Subsidiary and the petition is not dismissed within 60 days after commencement of the case, proceeding or action; or a custodian (as defined in the Bankruptcy Code), judicial manager, receiver, receiver manager, trustee, administrator or similar person is appointed for, or takes charge of, all or substantially all of the property of the Parent Borrower or any Specified Subsidiary; or the Parent Borrower or any Specified Subsidiary commences any other voluntary proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, administration or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Parent Borrower or any Specified Subsidiary; or there is commenced against the Parent Borrower or any Specified Subsidiary any such proceeding or action that remains undismissed for a period of 60 days; or the Parent Borrower or any Specified Subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding or action is entered; or the Parent Borrower or any Specified Subsidiary suffers any appointment of any custodian receiver, receiver manager, trustee, administrator or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or the Parent Borrower or any Specified Subsidiary makes a general assignment for the benefit of creditors; or any corporate action is taken by the Parent Borrower or any Specified Subsidiary for the purpose of effecting any of the foregoing; or

11.6.        ERISA.   (a) Any Plan shall fail to satisfy the minimum funding standard required for any plan year or part thereof or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code; any Plan is or shall have been terminated or is the subject of termination proceedings under ERISA (including the giving of written notice thereof); an event shall have occurred or a condition shall exist in either case entitling the PBGC to terminate any Plan or to appoint a trustee to administer any Plan (including the giving of written notice thereof); any Plan shall have an accumulated funding deficiency (whether or not waived); the Parent Borrower or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code (including the giving of written notice thereof); (b) there could result from any event or events set forth in clause (a) of this Section 11.6 the imposition of a lien, the granting of a security interest, or a liability, or the reasonable likelihood of incurring a lien, security interest or liability; and (c) such lien, security interest or liability will or would be reasonably likely to have a Material Adverse Effect; or

11.7.        Guarantee.   Any Guarantee provided by any Credit Party or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof and thereof) or any such Guarantor thereunder or any other Credit Party shall deny or disaffirm in writing any such Guarantor’s obligations under the Guarantee; or

11.8.        [Reserved].

11.9.        Security Agreement.   The Security Agreement or any other Security Document pursuant to which the assets of the Borrowers or any Subsidiary are pledged as Collateral or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof) or any grantor thereunder or any other Credit Party shall deny or disaffirm in writing any grantor’s obligations under the Security Agreement or any other Security Document; or

11.10.      [Reserved].

11.11.      Judgments.   One or more judgments or decrees shall be entered against the Parent Borrower or any of the Restricted Subsidiaries involving a liability of $50,000,000 or more in the aggregate for all such judgments and decrees for the Parent Borrower and the Restricted Subsidiaries (to the extent not paid or covered by insurance provided by a carrier not disputing coverage) and any such judgments or decrees shall not have been satisfied, vacated, discharged or stayed or bonded pending appeal within 60 days after the entry thereof; or

11.12.      Change of Control.   A Change of Control shall occur; or

11.13.      Subordination.   The Senior Subordinated Notes or any guarantees of the foregoing shall cease, for any reason, to be validly subordinated to the Obligations or the obligations of the Credit Parties under the Guarantee and the other Security Documents, as the case may be, as provided in the Senior Subordinated Notes Indenture;

then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent may and, upon the written request of the Required Lenders, shall, by written notice to the Parent Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against the Borrowers, except as otherwise specifically provided for in this Agreement (provided that, if an Event of Default specified in Section 11.5 shall occur with respect to the Parent Borrower, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i), (ii) and (iv) below shall occur automatically without the giving of any such notice): (i) declare the Total Revolving Credit Commitment and Swingline Commitment terminated, whereupon the Revolving Credit Commitment and Swingline Commitment, if any, of each Lender or the Swingline Lender, as the case may be, shall forthwith terminate immediately and any Fees theretofore accrued shall forthwith become due and payable without any other notice of any kind; (ii) declare the principal of and any accrued interest and fees in respect of any or all Loans and any or all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Parent Borrower; (iii) terminate any Letter of Credit that may be terminated in accordance with its terms; and/or (iv) direct the Parent Borrower to pay (and the Parent Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 11.5 with respect to the Parent Borrower, it will pay) to the Administrative Agent at the Administrative Agent’s Office such additional amounts of cash, to be held as security for the Parent Borrower’s respective reimbursement obligations for Drawings that may subsequently occur thereunder, equal to the aggregate Stated Amount of all Letters of Credit issued and then outstanding.

Any amount received by the Administrative Agent or the Collateral Agent from any Credit Party (or from proceeds of any Collateral) following any acceleration of the Obligations under this Agreement or any Event of Default with respect to the Parent Borrower under Section 11.5 shall be applied:

(i)             first, to the payment of all reasonable and documented costs and expenses incurred by the Administrative Agent or Collateral Agent in connection with such collection or sale or otherwise in connection with any Credit Document, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Administrative Agent or the Collateral Agent hereunder or under any other Credit Document on behalf of any Credit Party and any other reasonable and documented costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Credit Document (other than in connection with Secured Cash Management Agreements or Secured Hedge Agreements);

(ii)            second, to the repayment of all Protective Advances;

(iii)           third, to the Secured Parties, an amount (x) equal to all Obligations (other than in connection with Secured Cash Management Agreements and Secured

Hedge Agreements and other than amounts owed in connection with the Tranche A-1 Loans) owing to them on the date of any distribution and (y) sufficient to Cash Collateralize all Letters of Credit Outstanding on the date of any distribution (other than Letters of Credit Outstanding in which the Tranche A-1 Lenders participate on the date of such distribution), and, if such moneys shall be insufficient to pay such amounts in full and Cash Collateralize all Letters of Credit Outstanding (other than with respect to any amount constituting a participation therein on the date of such distribution by the Tranche A-1 Lender), then ratably (without priority of any one over any other) to such Secured Parties in proportion to the unpaid amounts thereof and to Cash Collateralize the Letters of Credit Outstanding;

 (iv)          fourth, to the Secured Parties, an amount (x) equal to all Obligations owed in connection with the Tranche A-1 Loans (other than in connection with Secured Cash Management Agreements and Secured Hedge Agreements) owing to them on the date of any distribution and (y) sufficient to Cash Collateralize all Letters of Credit Outstanding in which the Tranche A-1 Lenders participate on the date of such distribution,

 (v)           fifth, to any Cash Management Bank or Hedge Bank, an amount equal to all Obligations in respect of Secured Cash Management Agreements or Secured Hedge Agreements, as the case may be, owing to them on the date of any distribution; and

 (vi)          sixth, any surplus then remaining shall be paid to the applicable Credit Parties or their successors or assigns or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

SECTION 12.      The Agents.

12.1.        Appointment.

(a)           Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Credit Documents and irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto.  The provisions of this Section 12 (other than Section 12.1(c) with respect to the Joint Lead Arrangers and Section 12.9 with respect to the Parent Borrower) are solely for the benefit of the Agents and the Lenders, and the Parent Borrower shall not have rights as third party beneficiary of any such provision.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent.

(b)           The Administrative Agent, each Lender, the Swingline Lender and the Letter of Credit Issuer hereby irrevocably designate and appoint the Collateral Agent as the agent with respect to the Collateral, and each of the Administrative Agent, each Lender, the Swingline Lender and the Letter of Credit Issuer irrevocably authorizes the Collateral Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any of the Administrative Agent, the Lenders, the Swingline Lender or the Letter of Credit Issuers, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Collateral Agent.

(c)           Each of the Syndication Agent, Joint Lead Arrangers and Bookrunners and the Documentation Agent, each in its capacity as such, shall not have any obligations, duties or responsibilities under this Agreement but shall be entitled to all benefits of this Section 12.

12.2.        Delegation of Duties.   The Administrative Agent and the Collateral Agent may each execute any of its duties under this Agreement and the other Credit Documents by or through agents, sub-agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties.  Neither the Administrative Agent nor the Collateral Agent shall be responsible for the negligence or misconduct of any agents, sub-agents or attorneys-in-fact selected by it in the absence of gross negligence or willful misconduct (as determined in the final judgment of a court of competent jurisdiction).

12.3.        Exculpatory Provisions.   No Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by any of them under or in connection with this Agreement or any other Credit Document (except for its or such Person’s own gross negligence or willful misconduct, as determined in the final judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein) or (b) responsible in any manner to any of the Lenders or any participant for any recitals, statements, representations or warranties made by any of any Borrower, any Guarantor, any other Credit Party or any officer thereof contained in this Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Agent under or in connection with, this Agreement or any other Credit Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Security Documents, or for any failure of any Borrower, any Guarantor or any other Credit Party to perform its obligations hereunder or thereunder.  No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party or any Affiliate thereof.  The Collateral Agent shall not be under any obligation to the Administrative Agent or any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party.

12.4.        Reliance by Agents.   The Administrative Agent and the Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or instruction believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to any Borrower), independent accountants and other experts selected by the Administrative Agent or the Collateral Agent.  The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent.  The Administrative Agent and the Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.  The Administrative Agent and the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans; provided that the Administrative Agent and Collateral Agent shall not be required to take any action that, in its opinion or in the opinion of its counsel, may expose it to liability or that is contrary to any Credit Document or applicable law.  For purposes of determining compliance with the conditions specified in Section 6 and 7 on the Closing Date, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

12.5.        Notice of Default.   Neither the Administrative Agent nor the Collateral Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent or Collateral Agent, as applicable, has received notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”.  In the event that the Administrative Agent receives such a notice, it shall give notice thereof to the Lenders and the Collateral Agent.  The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders, provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Agreement requires that such action be taken only with the approval of the Required Lenders or each of the Lenders, as applicable.

12.6.        Non-Reliance on Administrative Agent, Collateral Agent and Other Lenders.   Each Lender expressly acknowledges that neither the Administrative Agent nor the

Collateral Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent or Collateral Agent hereinafter taken, including any review of the affairs of any Borrower, any Guarantor or any other Credit Party, shall be deemed to constitute any representation or warranty by the Administrative Agent or Collateral Agent to any Lender.  Each Lender represents to the Administrative Agent and the Collateral Agent that it has, independently and without reliance upon the Administrative Agent, Collateral Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of each Borrower, Guarantor and other Credit Party and made its own decision to make its Loans hereunder and enter into this Agreement.  Each Lender also represents that it will, independently and without reliance upon the Administrative Agent, Collateral Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Borrowers, any Guarantor and any other Credit Party.  Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, neither the Administrative Agent nor the Collateral Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of any Borrower, any Guarantor or any other Credit Party that may come into the possession of the Administrative Agent or Collateral Agent any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates.

12.7.        Indemnification.   The Lenders agree to indemnify the Administrative Agent and the Collateral Agent, each in its capacity as such (to the extent not reimbursed by the Credit Parties and without limiting the obligation of the Credit Parties to do so), ratably according to their respective portions of the Revolving Loan Commitments or Revolving Loans, as applicable, outstanding in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective portions of the Total Credit Exposure in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time occur (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent or the Collateral Agent in any way relating to or arising out of the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or the Collateral Agent under or in connection with any of the foregoing, provided that no Lender shall be liable to the Administrative Agent or the Collateral Agent for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Administrative Agent’s or the Collateral Agent’s, as applicable, gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction; provided, further, that no action taken in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Credit Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 12.7.  In the case of any investigation, litigation or proceeding giving rise to any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time occur (including at any time following the payment of the Loans), this Section 12.7 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person.  Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent and the Collateral Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including attorneys’ fees) incurred by such Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice rendered in respect of rights or responsibilities under, this Agreement, any other Credit Document, or any document contemplated by or referred to herein, to the extent that such Agent is not reimbursed for such expenses by or on behalf of the Borrowers, provided that such reimbursement by the Lenders shall not affect each Borrower’s continuing reimbursement obligations with respect thereto.  If any indemnity furnished to any Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s pro rata portion thereof; and provided further, this sentence shall not be deemed to require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement resulting from such Agent’s gross negligence or willful misconduct.  The agreements in this Section 12.7 shall survive the payment of the Loans and all other amounts payable hereunder.

12.8.        Agents in its Individual Capacities.   Each Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Borrower, any Guarantor, and any other Credit Party as though such Agent were not an Agent hereunder and under the other Credit Documents.  With respect to the Loans made by it, each Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

12.9.        Successor Agents.   Each of the Administrative Agent and Collateral Agent may at any time give notice of its resignation to the Lenders, the Letter of Credit Issuer and the Parent Borrower.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to the consent of the Parent Borrower (not to be unreasonably withheld or delayed) so long as no Default under Section 11.1 or 11.5 is continuing, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders and the Letter of Credit Issuer, appoint a successor Agent meeting the qualifications set forth above.  Upon the acceptance of a successor’s appointment as the Administrative Agent or Collateral Agent, as the case may be, hereunder, and upon the execution and filing or recording of such financing statements, or amendments thereto, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Security Documents, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section).  The fees payable by the Borrowers (following the effectiveness of such appointment) to such Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Parent Borrower and such successor.  After the retiring Agent’s resignation hereunder and under the other Credit Documents, the provisions of this Section 12 (including 12.7) and Section 13.5 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as an Agent.

Any resignation by The CIT Group/Business Credit, Inc. as Administrative Agent pursuant to this Section shall also constitute its resignation as Letter of Credit Issuer and Swing Line Lender.  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Letter of Credit Issuer and Swing Line Lender, (b) the retiring Letter of Credit Issuer and Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Credit Documents, and (c) the successor Letter of Credit Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Letter of Credit Issuer to effectively assume the obligations of the retiring Letter of Credit Issuer with respect to such Letters of Credit.

12.10.      Withholding Tax.   To the extent required by any applicable law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax.  If the Internal Revenue Service or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.

12.11.      Intercreditor Agreement.   The Collateral Agent is hereby authorized to enter into the Intercreditor Agreement, and the parties hereto acknowledge that the Intercreditor Agreement is binding upon them.  Each Lender (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (b) hereby authorizes and instructs the Collateral Agent to enter into the Intercreditor Agreement and to subject the Liens on the Collateral securing the Obligations to the provisions thereof.  In addition, each Lender hereby authorizes the Collateral Agent to enter into (i) any amendments to the Intercreditor Agreement and (ii) any other intercreditor arrangements, in the case of clauses

(i) and (ii) to the extent required to give effect to the establishment of intercreditor rights and privileges as contemplated and required by Section 10.2(i) and (v) of this Agreement.

12.12.      Security Documents and Guarantee.   (a)  Agents under Security Documents and Guarantee.  Each Secured Party hereby further authorizes the Administrative Agent or Collateral Agent, as applicable, on behalf of and for the benefit of Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Collateral and the Security Documents.  Subject to Section 13.1, without further written consent or authorization from any Secured Party, the Administrative Agent or Collateral Agent, as applicable may execute any documents or instruments necessary to in connection with a sale or disposition of assets permitted by this Agreement, (i) release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 13.1) have otherwise consented or (ii) release any Guarantor from the Guarantee or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 13.1) have otherwise consented.

(b)           Right to Realize on Collateral and Enforce Guarantee.  Anything contained in any of the Credit Documents to the contrary notwithstanding, the Borrowers, the Agents and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guarantee, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by the Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the Collateral Documents may be exercised solely by the Collateral Agent, and (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition.

SECTION 13.      Miscellaneous

13.1.        Amendments,Waivers and Releases.   Neither this Agreement nor any other Credit Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 13.1.  The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent and/or the Collateral Agent may, from time to time, (a) enter into with the relevant Credit Party or Credit Parties written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or (b) waive in writing, on such terms and conditions as the Required Lenders or the Administrative Agent and/or Collateral Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any

Default or Event of Default and its consequences; provided, however, that each such waiver and each such amendment, supplement or modification shall be effective only in the specific instance and for the specific purpose for which given and provided, further, that no such waiver and no such amendment, supplement or modification shall (i) forgive or reduce any portion of any Loan or extend the final scheduled maturity date of any Loan or reduce the stated rate (it being understood that any change to the definition of Average Daily Excess Availability or in the component definitions thereof shall not constitute a reduction in the rate and only the consent of the Required Lenders shall be necessary to waive any obligation of the Borrowers to pay interest at the “default rate” or amend Section 2.8(c)), or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or extend the final expiration date of any Lender’s Commitment or extend the final expiration date of any Letter of Credit beyond the L/C Maturity Date, or increase the aggregate amount of the Commitments of any Lender (it being understood that the making of any Protective Advance, so long as it is in compliance with the provisions of Section 2.1(d), shall not constitute an increase of any Commitment of any Lender), or amend or modify any provisions of Section 5.3(a) (with respect to the ratable allocation of any payments only) and 13.8(a) and 13.20, or make any Loan, interest, fee or other amount payable in any currency other than expressly provided herein, in each case without the written consent of each Lender directly and adversely affected thereby, or (ii) amend, modify or waive any provision of this Section 13.1 or reduce the percentages specified in the definitions of the terms “Required Lenders” or “Supermajority Lenders”, consent to the assignment or transfer by any Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Section 10.3) or alter the order of application set forth in Section 5.2(c) or in the final paragraph of Section 11.13, in each case without the written consent of each Lender directly and adversely affected thereby, or (iii) amend, modify or waive any provision of Section 12 without the written consent of the then-current Administrative Agent and Collateral Agent or any other former or current Agent to whom Section 12 then applies in a manner that directly and adversely affects such Person, or (iv) amend, modify or waive any provision of Section 3 with respect to any Letter of Credit without the written consent of the Letter of Credit Issuer, or (v) amend, modify or waive any provisions hereof relating to Swingline Loans without the written consent of the Swingline Lender in a manner that directly and adversely affects such Person, or (vi) release all or substantially all of the Guarantors under the Guarantees (except as expressly permitted by the Guarantees or this Agreement) without the prior written consent of each Lender, or (vii) release all or substantially all of the Collateral under the Security Documents (except as expressly permitted by the Security Documents or this Agreement) without the prior written consent of each Lender, or (viii) amend Section 2.9 so as to permit Interest Period intervals greater than six months without regard to availability to Lenders, without the written consent of each Lender directly and adversely affected thereby, or (ix) increase the advance rates above the levels in effect on the Closing Date with respect to, or otherwise change the definition of the term “Applicable Borrowing Base” or “Tranche A-1 Borrowing Base” or any component definition thereof if as a result thereof the amounts available to be borrowed by the Parent Borrower as Tranche A-1 Loans would be increased, or amend any provision of Section 2.3(f) or 3.1(e), in each case without the written consent of the Supermajority Tranche A-1 Lenders, provided that the foregoing shall not limit the discretion of the Administrative Agent to change, establish or eliminate any Reserves or otherwise exercise its Permitted Discretion without the consent of the Supermajority Tranche A-1 Lenders, or (x)

increase the advance rates above the levels in effect on the Closing Date with respect to, or otherwise change the definition of the term “Applicable Borrowing Base” or “Tranche A Borrowing Base” or Tranche A-1 Borrowing Base or any component definition thereof if as a result thereof the amounts available to be borrowed by the Parent Borrower as Tranche A Loans would be increased, without the written consent of the Tranche A Supermajority Lenders, provided that the foregoing shall not limit the discretion of the Administrative Agent to change, establish or eliminate any Reserves or otherwise exercise its Permitted Discretion without the consent of any such Tranche A Supermajority Lenders, or (xi) affect the rights or duties of, or any fees or other amounts payable to, any Agent under this Agreement or any other Credit Document without the prior written consent of such Agent.  Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon the Borrowers, such Lenders, the Administrative Agent and all future holders of the affected Loans.  In the case of any waiver, the Borrowers, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.  In connection with the foregoing provisions, the Administrative Agent may, but shall have no obligations to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders).

Notwithstanding the foregoing, in addition to any credit extensions and related Joinder Agreement(s) effectuated without the consent of Lenders in accordance with Section 2.14, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Parent Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Revolving Credit Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such new Revolving Credit Loans.

The Lenders hereby irrevocably agree that the Liens granted to the Collateral Agent by the Credit Parties on any Collateral shall be automatically released (i) in full, upon the termination of this Agreement and the payment of all Obligations hereunder (except for contingent indemnification obligations in respect of which a claim has not yet been made), (ii) upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person other than another Credit Party, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Credit Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Credit Party, upon termination (in accordance with the terms of this Agreement) or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with this Section 13.1), (v) to the extent the property constituting such Collateral is owned by any Subsidiary Borrower or Guarantor, upon the release of such Subsidiary Borrower or Guarantor from its obligations hereunder or under the applicable Guarantee, as applicable, (in accordance with the following sentence) and (vi) as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Collateral Documents.  Any such release shall not in any manner discharge, affect or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents.  Additionally, the Lenders hereby irrevocably agree that the Subsidiary Borrowers and Guarantors shall be released from the Obligations or Guarantees, as applicable, upon consummation of any transaction resulting in such Subsidiary ceasing to constitute a Restricted Subsidiary.  The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Subsidiary Borrower or Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender.

13.2.      Notices.   Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Credit Document shall be in writing (including by facsimile transmission).  All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a)           if to the Parent Borrower, any Subsidiary Borrower, the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer or the Swingline Lender, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 13.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(b)           if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the Parent Borrower, the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Swingline Lender.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, three Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail, when delivered; provided that notices and other communications to the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 5.1 shall not be effective until received.

13.3.        No Waiver; Cumulative Remedies.   No failure to exercise and no delay in exercising, on the part of the Administrative Agent, the Collateral Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

13.4.        Survival of Representations and Warranties.   All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

13.5.        Payment of Expenses; Indemnification.   The Borrowers agree (a) to pay or reimburse the Agents for all their reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution and delivery of, and any amendment, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable documented costs, fees and expenses associated with the initial collateral appraisal and field examination and all subsequent appraisals, examinations or update to the extent set forth in Section 9.2(b) and the reasonable fees, disbursements and other charges of Latham & Watkins LLP and one counsel in each relevant local jurisdiction, (b) to pay or reimburse each Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents, including the reasonable fees, disbursements and other charges of one counsel to the Administrative Agent, Collateral Agent and the other Agents (unless there is an actual or perceived conflict of interest in which case each such Person may retain its own counsel), (c) to pay, indemnify, and hold harmless each Lender and Agent from, any and all recording and filing fees and (d) to pay, indemnify, and hold harmless each Lender and Agent and their respective Affiliates, directors, officers, employees, and agents from and against any and all other liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including reasonable and documented fees, disbursements and other charges of one primary counsel and one local counsel in each relevant jurisdiction to such indemnified Persons (unless there is an actual or perceived conflict of interest or the availability of different claims or defenses in which case each such Person may retain its own counsel), related to the Transactions (including, without limitation, the Merger) or, with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Credit Documents and any such other documents, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law (other than by such indemnified person or any of its Related Parties(other than any trustee or advisor)) or to any actual or alleged presence, release or threatened release of Hazardous Materials involving or attributable to the operations of the Parent Borrower, any of its Subsidiaries or any of the Real Estate (all the foregoing in this clause

(d), collectively, the “indemnified liabilities”), provided that the Borrowers shall have no obligation hereunder to any Agent or any Lender or any of their respective Related Parties with respect to indemnified liabilities to the extent it has been determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from (i) the gross negligence, bad faith or willful misconduct of the party to be indemnified or any of its Related Parties (other than any trustee or advisor) or (ii) any material breach of any Credit Document by the party to be indemnified.  No Person entitled to indemnification under clause (d) of this Section 13.5 shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement, nor shall any such Person have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date).  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 13.5 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Credit Party, its directors, stockholders or creditors or any other Person, whether or not any Person entitled to indemnification under clause (d) of this Section 13.5 is otherwise a party thereto.  All amounts payable under this Section 13.5 shall be paid within ten Business Days of receipt by the Parent Borrower of an invoice relating thereto setting forth such expense in reasonable retail.  The agreements in this Section 13.5 shall survive repayment of the Loans and all other amounts payable hereunder.

13.6.        Successors and Assigns; Participations and Assignments.

(a)           The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), except that (i) except as expressly permitted by Section 10.3, no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 13.6.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), Participants (to the extent provided in clause (c) of this Section 13.6) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Lenders and each other Person entitled to indemnification under Section 13.5) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)           (i)  Subject to the conditions set forth in clause (b)(ii) below, any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans (including participations in L/C Obligations or Swingline Loans) at the time owing to it) with the prior written consent (such consent not be unreasonably withheld or delayed; it being understood that, without limitation, the Parent Borrower shall have the right to withhold or delay its consent to any assignment solely if, in order for such assignment to comply with applicable law, any

Borrower would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority) of:

(A)          the Parent Borrower, provided that no consent of the Parent Borrower shall be required for an assignment (1) to a Lender, an Affiliate of a Lender or an Approved Fund or, (2) if an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing, any other assignee or (3) to a Person not more than 14 days following the Closing Date, to the extent the Parent Borrower has previously consented to an allocation of Revolving Credit Loan Commitment or Revolving Credit Loans in an amount greater than or equal to the amount assigned to a Person in such time period; and

(B)           the Administrative Agent (which consent shall not be unreasonably withheld or delayed), the Swingline Lender or the applicable Letter of Credit Issuer.

Notwithstanding the foregoing, no such assignment shall be made to a natural person.

(ii)           Assignments shall be subject to the following additional conditions:

(A)          except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 and increments of $1,000,000 in excess thereof, or, unless each of the Parent Borrower and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed), provided that no such consent of the Parent Borrower shall be required if an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing; providedfurther that contemporaneous assignments to a single assignee made by Affiliates of Lenders and related Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above;

(B)           each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

(C)           The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee in the amount of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment; and

(D)          the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent (the “Administrative Questionnaire”).

(iii)          Subject to acceptance and recording thereof pursuant to clause (b)(iv) of this Section 13.6, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 3.5, 5.4 and 13.5).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 13.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section 13.6.

(iv)          The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and any payment made by the Letter of Credit Issuer under any Letter of Credit owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  Further, each Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement.  The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Collateral Agent, the Letter of Credit Issuer and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers, the Collateral Agent, the Letter of Credit Issuer and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)           Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section 13.6 (unless waived) and any written consent to such assignment required by clause (b) of this Section 13.6, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register.

(c)           (i) Any Lender may, without the consent of any Borrower, any Administrative Agent, the Letter of Credit Issuer or the Swingline Lender, sell participations to one or more banks or other entities (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it), provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, the Letter of Credit Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document, provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clauses (i) or (iv) of the proviso to Section 13.1 that affects such Participant.  Subject to clause (c)(ii) of this Section 13.6, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 5.4 to the same extent as if it were a Lender, and provided that such Participant agrees to be subject to the requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 13.6.  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 13.8(b) as though it were a Lender, provided such Participant agrees to be subject to Section 13.8(a) as though it were a Lender.

(ii)           A Participant shall not be entitled to receive any greater payment under Section 2.10, 2.11 or 5.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Parent Borrower’s prior written consent (which consent shall not be unreasonably withheld).

(d)          Any Lender may, without the consent of any Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 13.6 shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.  In order to facilitate such pledge or assignment or for any other reason, the Borrowers hereby agree that, upon request of any Lender at any time and from time to time after any Borrower has made its initial borrowing hereunder, each Borrower shall provide to such Lender, at such Borrower’s own expense, a promissory note, substantially in the form of Exhibit K, evidencing the Revolving Credit Loans and Swingline Loans, respectively, owing to such Lender.

(e)           Subject to Section 13.16, the Borrowers authorize each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all financial information in such Lender’s possession concerning a Borrower and its Affiliates that has been delivered to such Lender by or on behalf of such Borrower and its Affiliates pursuant to this Agreement or that has been delivered to such Lender by or on behalf of such Borrower and its Affiliates in connection with such Lender’s credit evaluation of such Borrower and its Affiliates prior to becoming a party to this Agreement.

(f)            The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(g)           SPV Lender.  Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (a “SPV”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Parent Borrower, the option to provide to the Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make the Borrowers pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPV to make any Loan and (ii) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof.  The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender.  Each party hereto hereby agrees that no SPV shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender).  In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it shall not institute against, or join any other person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof.  In addition, notwithstanding anything to the contrary contained in this Section 13.6, any SPV may (i) with notice to, but without the prior written consent of, the Parent Borrower and the Administrative Agent and without paying any processing fee therefore, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the Parent Borrower and Administrative Agent) providing liquidity and/or credit support to or for the account of such SPV to support the funding or maintenance of Loans and (ii) disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPV.  This Section 13.6(g) may not be amended without the written consent of the SPV.  Notwithstanding anything to the contrary in this Agreement, (x) no SPV shall be entitled to any greater rights under Sections 2.10, 2.11, and 5.4 than its Granting Lender would have been entitled to absent the use of such SPV and (y) each SPV agrees to be subject to the requirements of Sections 2.10, 2.11, and 5.4 as though it were a Lender and has acquired its interest by assignment pursuant to clause (b) of this Section 13.6.

13.7.       Replacements of Lenders under Certain Circumstances.

(a)           The Borrowers shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.10, 3.5 or 5.4, (b) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken or (c) becomes a Defaulting Lender, with a replacement bank or other financial institution, provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default under Section 11.1 or 11.5 shall have occurred and be continuing at the time of such replacement, (iii) the Borrowers shall repay (or the replacement bank or institution shall purchase, at par) all Loans and other amounts (other than any disputed amounts), pursuant to Section 2.10, 2.11, 3.5 or 5.4, as the case may be) owing to such replaced Lender prior to the date of replacement, (iv) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 13.6 (provided that the Borrowers shall be obligated to pay the registration and processing fee referred to therein) and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrowers, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b)           If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination that pursuant to the terms of Section 13.1 requires the consent of all of the Lenders affected or the Supermajority Lenders and with respect to which the Required Lenders shall have granted their consent, then provided no Event of Default then exists, the Borrowers shall have the right (unless such Non-Consenting Lender grants such consent) to replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans, and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent, provided that:  (a) all Obligations of the Borrowers owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (b) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon.  In connection with any such assignment, the Borrowers, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 13.6.

13.8.       Adjustments; Set-off.

(a)           If any Lender (a “benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 11.5, or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b)           After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to any Borrower, any such notice being expressly waived by each Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by any Borrower hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrowers.  Each Lender agrees promptly to notify such Borrower (and the Parent Borrower, if other) and the Administrative

Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.

13.9.        Counterparts.   This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.  A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrowers and the Administrative Agent.

13.10.      Severability.   Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.11  .    Integration.   This Agreement and the other Credit Documents represent the agreement of the Borrowers, the Collateral Agent, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by any Borrower, the Administrative Agent, the Collateral Agent nor any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

13.12  .    GOVERNING LAW.   THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

13.13.      Submission to Jurisdiction; Waivers.   Each Borrower irrevocably and unconditionally:

(a)           submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the [non-]exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof;

(b)           consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)           agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth on Schedule 13.2 at such other address of which the Administrative Agent shall have been notified pursuant to Section 13.2;

(d)           agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law [or shall limit the right to sue in any other jurisdiction];

(e)           waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 13.13 any special, exemplary, punitive or consequential damages; and

(f)            each Borrower agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

13.1  4.    Acknowledgments.   Each Borrower hereby acknowledges that:

(a)           it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;

(b)          (i) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document) are an arm’s-length commercial transaction between the Borrowers, on the one hand, and the Administrative Agent, the Lender and the other Agents on the other hand, and the Borrowers and the other Credit Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, each of the Administrative Agent and the other Agents, is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary for any of the Borrowers, any other Credit Parties or any of their respective Affiliates, stockholders, creditors or employees or any other Person; (iii) neither the Administrative Agent nor any other Agent has assumed or will assume an advisory, agency or fiduciary responsibility in favor of any Borrower or any other Credit Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Credit Document (irrespective of whether the Administrative Agent or any other Agent has advised or is currently advising any of the Borrowers, the other Credit Parties or their respective Affiliates on other matters) and neither the Administrative Agent or other Agent has any obligation to any of the Borrowers, the other Credit Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; (iv) the Administrative Agent and its Affiliates, each other Agent and each Affiliate of the foregoing may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their respective Affiliates, and neither the Administrative Agent nor any other Agent has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) neither the Administrative Agent nor any other Agent has provided and none will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Credit Document) and each Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate.  Each Borrower hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Administrative Agent or any other Agent with respect to any breach or alleged breach of agency or fiduciary duty; and

(c)           no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among any Borrower, on the one hand, and any Lender, on the other hand.

13.15.     WAIVERS OF JURY TRIAL.   EACH BORROWER, EACH AGENT AND EACH LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

13.16.      Confidentiality.   The Administrative Agent, each other Agent and each Lender shall hold all non-public information furnished by or on behalf of the Parent Borrower or any of its Subsidiaries in connection with such Lender’s evaluation of whether to become a Lender hereunder or obtained by such Lender, the Administrative Agent or such other Agent pursuant to the requirements of this Agreement (“Confidential Information”), confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices and in any event may make disclosure as required or requested by any governmental, regulatory or self-regulatory agency or representative thereof or pursuant to legal process or applicable law or regulation or (a) to such Lender’s or the Administrative Agent’s or such other Agent’s attorneys, professional advisors, independent auditors, trustees or Affiliates, (b) to an investor or prospective investor in a Securitization that agrees its access to information regarding the Credit Parties, the Loans and the Credit Documents is solely for purposes of evaluating an investment in a Securitization and who agrees to treat such information as confidential, (c) to a trustee, collateral manager, servicer, backup servicer, noteholder or secured party in connection with the administration, servicing and reporting on the assets serving as collateral for a Securitization and who agrees to treat such information as confidential and (d) to a nationally recognized ratings agency that requires access to information regarding the Credit Parties, the Loans and Credit Documents in connection with ratings issued with respect to a Securitization; provided that unless specifically prohibited by applicable law or court order, each Lender, the Administrative Agent and each other Agent shall use commercially reasonable efforts to notify the Parent Borrower of any request made to such Lender, the Administrative Agent or such other Agent, as applicable, by any governmental, regulatory or self-regulatory agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information, and provided further that in no event shall any Lender, the Administrative Agent or any other Agent be obligated or required to return any materials furnished by the Parent Borrower or any Subsidiary.  Each Lender, the Administrative Agent and each other Agent agrees that it will not provide to prospective Transferees or to any pledgee referred to in Section 13.6 or to prospective direct or indirect contractual counterparties in swap agreements to be entered into in connection with Loans made hereunder any of the Confidential Information unless such Person is advised of and agrees to be bound by the provisions of this Section 13.16 or confidentiality provisions at least as restrictive as those set forth in the Section 13.16.

13.17.      Direct Website Communications.

(a)           Any Borrower may, at its option, provide to the Administrative Agent any information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (A) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (B) relates to the payment of any principal or other amount due under the Credit Agreement prior to the scheduled date therefor, (C) provides notice of any default or event of default under this Agreement or (D) is required to be delivered to satisfy any condition precedent to the effectiveness of the Credit Agreement and/or any borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to the Administrative Agent at [    ]; provided that:  (i) upon written request by the Administrative Agent, the Parent Borrower shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) the Parent Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.  Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.  Nothing in this Section 13.17 shall prejudice the right of the Borrowers, the Administrative Agent, any other Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

(i)            The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents.  Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents.  Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.

(b)           The Parent Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”), so long as the access to such Platform is limited (i) to the Agents and the Lenders and (ii) remains subject the confidentiality requirements set forth in Section 13.16.

(c)           THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.”  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE

PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM.  In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties” and each an “Agent Party”) have any liability to any Borrower, any Lender, the Letter of Credit Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the internet, except to the extent the liability of any Agent Party resulted from such Agent Party’s (or any of its Related Parties’ (other than any trustee or advisor)) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents.

Each Borrower and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive material non-public information with respect to the Parent Borrower, its Subsidiaries or their securities) and, if documents or notices required to be delivered pursuant to the Credit Documents or otherwise are being distributed through the Platform, any document or notice that the Parent Borrower has indicated contains only publicly available information with respect to the Parent Borrower may be posted on that portion of the Platform designated for such public-side Lenders.  If the Parent Borrower has not indicated whether a document or notice delivered contains only publicly available information, the Administrative Agent shall post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive material nonpublic information with respect to the Parent Borrower, its Subsidiaries and their securities.  Notwithstanding the foregoing, the Parent Borrower shall use commercially reasonable efforts to indicate whether any document or notice contains only publicly available information.

13.19.      USA PATRIOT Act.   Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender to identify each Credit Party in accordance with the Patriot Act.

13.20.      Judgment Currency.   If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Credit Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given.  The obligation of the Borrowers in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Credit Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the

Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency.  If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrowers in the Agreement Currency, the Borrowers agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss.  If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Parent Borrower (or to any other Person who may be entitled thereto under applicable law).

13.21.      Payments Set Aside.   To the extent that any payment by or on behalf of the Borrowers is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.

13.22.      Joint and Several Liability.   Each Borrower hereby agrees that it is jointly and severally liable under this Agreement for all Obligations (including any such Obligations arising under Secured Hedge Agreements and Secured Cash Management Agreements), regardless of the manner or amount in which proceeds of any Loans are used, allocated, shared or disbursed by or among the Borrowers themselves, or the manner in which an Agent and/or any Lender accounts for such Loans or other extensions of credit on its books and records.  All Loans, upon funding, shall be deemed to be jointly funded to and received by the Borrowers.  Each Borrower shall be liable for (a) all amounts due to an Agent and/or any Lender from the Borrowers under this Agreement and (b) all other Obligations owed to parties under any Secured Hedge Agreement or Secured Cash Management Agreement, in each case regardless of which Borrower actually receives Loans or other extensions of credit hereunder or the amount of such Loans and extensions of credit received or the manner in which such Agent and/or such Lender accounts for such Loans or other extensions of credit on its books and records.  Each Borrower’s Obligation with respect to Loans and other extensions of credit made to it, as well as its Obligations with respect to Secured Hedge Agreements and Secured Cash Management Agreements, and such Borrower’s Obligations arising as a result of the joint and several liability of such Borrower hereunder with respect to Loans made to, or Obligations owed by, the other Borrowers hereunder shall be separate and distinct obligations, but all such Obligations shall be primary obligations of such Borrower.  The Borrowers acknowledge and expressly agree with the Agents and each Lender that the joint and several liability of each Borrower is required solely as a condition to, and is given solely as inducement for and in consideration of, credit or accommodations extended or to be extended under the Credit Documents to any or all of the other Borrowers and is not required or given as a condition of extensions of credit to such

Borrower.  Each Borrower’s Obligations under this Agreement shall, to the fullest extent permitted by law, be unconditional irrespective of (i) the validity or enforceability, avoidance, or subordination of the Obligations of any other Borrower or of any promissory note or other document evidencing all or any part of the Obligations of any other Borrower, (ii) the absence of any attempt to collect the Obligations from any other Borrower, or any other security therefor, or the absence of any other action to enforce the same, (iii) the waiver, consent, extension, forbearance, or granting of any indulgence by an Agent and/or any Lender with respect to any provision of any instrument evidencing the Obligations of any other Borrower, or any part thereof, or any other agreement now or hereafter executed by any other Borrower and delivered to an Agent and/or any Lender, (iv) the failure by an Agent and/or any Lender to take any steps to perfect and maintain its security interest in, or to preserve its rights to, any security or collateral for the Obligations of any other Borrower, (v) an Agent’s and/or any Lender’s election, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b)(2) of the Bankruptcy Code, (vi) any borrowing or grant of a security interest by any other Borrower, as debtor-in-possession under Section 364 of the Bankruptcy Code, (vii) the disallowance of all or any portion of an Agent’s and/or any Lender’s claim(s) for the repayment of the Obligations of any other Borrower under Section 502 of the Bankruptcy Code, or (viii) any other circumstances which might constitute a legal or equitable discharge or defense of a guarantor or of any other Borrower.  With respect to any Borrower’s Obligations arising as a result of the joint and several liability of the Borrowers hereunder with respect to Revolving Credit Loans or other extensions of credit made to any of the other Borrowers hereunder (or under any Secured Hedge Agreement or Secured Cash Management Agreement), such Borrower waives, until the Obligations shall have been paid in full and this Agreement shall have been terminated, any right to enforce any right of subrogation or any remedy which an Agent and/or any Lender now has or may hereafter have against any other Borrower, any endorser or any guarantor of all or any part of the Obligations, and any benefit of, and any right to participate in, any security or collateral given to an Agent and/or any Lender to secure payment of the Obligations or any other liability of any Borrower to an Agent and/or any Lender.  Upon any Event of Default, the Agents may proceed directly and at once, without notice, against any Borrower to collect and recover the full amount, or any portion of the Obligations, without first proceeding against any other Borrower or any other Person, or against any security or collateral for the Obligations.  Each Borrower consents and agrees that the Agents shall be under no obligation to marshal any assets in favor of any Borrower or against or in payment of any or all of the Obligations.  Notwithstanding anything to the contrary in the foregoing, none of the foregoing provisions of this Section 13.19 shall apply to any Person released from its Obligations as a Borrower in accordance with Section 13.1.

13.23.      Contribution and Indemnification Among the Borrowers.   Each Borrower is obligated to repay the Obligations as a joint and several obligor under this Agreement.  To the extent that any Borrower shall, under this Agreement as a joint and several obligor, repay any of the Obligations constituting Loans made to another Borrower hereunder or other Obligations incurred directly and primarily by any other Borrower (an “Accommodation Payment”), then the Borrower making such Accommodation Payment shall be entitled to contribution and indemnification from, and be reimbursed by, each of the other Borrowers in an amount, for each of such other Borrowers, equal to a fraction of such Accommodation Payment, the numerator of which fraction is such other Borrower’s Allocable Amount (as defined below) and the denominator of which is the sum of the Allocable Amounts of all of the Borrowers.  As of any

date of determination, the “Allocable Amount” of each Borrower shall be equal to the maximum amount of liability for Accommodation Payments which could be asserted against such Borrower hereunder without (a) rendering such Borrower “insolvent” within the meaning of Section 101(31) of the Bankruptcy Code, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (b) leaving such Borrower with unreasonably small capital or assets, within the meaning of Section 548 of the Bankruptcy Code, Section 4 of the UFTA, or Section 5 of the UFCA, or (c) leaving such Borrower unable to pay its debts as they become due within the meaning of Section 548 of the Bankruptcy Code or Section 4 of the UFTA, or Section 5 of the UFCA.  All rights and claims of contribution, indemnification, and reimbursement under this Section shall be subordinate in right of payment to the prior payment in full of the Obligations.  The provisions of this Section shall, to the extent expressly inconsistent with any provision in any Credit Document, supersede such inconsistent provision.

13.24.      Agency of the Parent Borrower for Each Other Borrower.   Each of the other Borrowers irrevocably appoints the Parent Borrower as its agent for all purposes relevant to this Agreement, including the giving and receipt of notices and execution and delivery of all documents, instruments, and certificates contemplated herein (including, without limitation, execution and delivery to the Agents of Borrowing Base Certificates, Notices of Borrowing and Notices of Conversion or Continuation) and all modifications hereto.  Any acknowledgment, consent, direction, certification, or other action which might otherwise be valid or effective only if given or taken by all or any of the Borrowers or acting singly, shall be valid and effective if given or taken only by the Parent Borrower, whether or not any of the other Borrowers join therein, and the Agents and the Lenders shall have no duty or obligation to make further inquiry with respect to the authority of the Parent Borrower under this Section 13.24; provided that nothing in this Section 13.24 shall limit the effectiveness of, or the right of the Agents and the Lenders to rely upon, any notice (including without limitation a Notice of Borrowing or Notices of Conversion or Continuation), document, instrument, certificate, acknowledgment, consent, direction, certification or other action delivered by any Borrower pursuant to this Agreement.

13.25       Reinstatement.   This Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Administrative Agent or any other Secured Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Parent Borrower or any Subsidiary Borrower, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, any Borrower or any substantial part of its property, or otherwise, all as though such payments had not been made.

13.26.      Express Waivers by Borrowers in Respect of Cross Guaranties and Cross Collateralization.   Each Borrower agrees as follows:

(a)           Each Borrower hereby waives:  (i) notice of acceptance of this Agreement; (ii) notice of the making of any Loans, the issuance of any Letter of Credit or any other financial accommodations made or extended under the Credit Documents or the creation or existence of any Obligations; (iii) notice of the amount of the Obligations, subject, however, to such Borrower’s right to make inquiry of the Administrative Agent to ascertain the amount of the Obligations at any reasonable time; (iv) notice of any adverse change in the financial condition of any other Borrower or of any other fact that might increase such Borrower’s risk with respect to such other Borrower under the Credit Documents; (v) notice of presentment for payment, demand, protest, and notice thereof as to any promissory notes or other instruments among the Credit Documents; and (vii) all other notices (except if such notice is specifically required to be given to such Borrower hereunder or under any of the other Credit Documents to which such Borrower is a party) and demands to which such Borrower might otherwise be entitled;
(b)           Each Borrower hereby waives the right by statute or otherwise to require an Agent or any Lender to institute suit against any other Borrower or to exhaust any rights and remedies which an Agent or any Lender has or may have against any other Borrower.  Each Borrower further waives any defense arising by reason of any disability or other defense of any other Borrower (other than the defense of payment in full) or by reason of the cessation from any cause whatsoever of the liability of any such Borrower in respect thereof;

(c)           Each Borrower hereby waives and agrees not to assert against any Agent, any Lender, or any Letter of Credit Issuer:  (i) any defense (legal or equitable) other than a defense of payment, set-off, counterclaim, or claim which such Borrower may now or at any time hereafter have against any other Borrower or any other party liable under the Credit Documents; (ii) any defense, set-off, counterclaim, or claim of any kind or nature available to any other Borrower (other than a defense of payment) against any Agent, any Lender, or any Letter of Credit Issuer, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Obligations or any security therefor; (iii) any right or defense arising by reason of any claim or defense based upon an election of remedies by any Agent, any Lender, or any Letter of Credit Issuer under any applicable law; (iv) the benefit of any statute of limitations affecting any other Borrower’s liability hereunder;

(d)           Each Borrower consents and agrees that, without notice to or by such Borrower and without affecting or impairing the obligations of such Borrower hereunder, the Agents may (subject to any requirement for consent of any of the Lenders to the extent required by this Agreement), by action or inaction:  (i) compromise, settle, extend the duration or the time for the payment of, or discharge the performance of, or may refuse to or otherwise not enforce the Letter of Credit Issuer documents; (ii) release all or any one or more parties to any one or more of the Letter of Credit Issuer documents or grant other indulgences to any other Borrower in respect thereof; (iii) amend or modify in any manner and at any time (or from time to time) any of the Letter of Credit Issuer documents; or (iv) release or substitute any Person liable for payment of the Obligations, or enforce, exchange, release, or waive any security for the Obligations; and

(e)           Each Borrower represents and warrants to the Agents and the Lenders that such Borrower is currently informed of the financial condition of all other Borrowers and all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations.  Each Borrower further represents and warrants that such Borrower has read and understands the terms and conditions of the Credit Documents.  Each Borrower agrees that neither the Agents, any Lender, nor any Letter of Credit Issuer has any

responsibility to inform any Borrower of the financial condition of any other Borrower or of any other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations.